As filed with the Securities and Exchange Commission on May 21, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ROKA BIOSCIENCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	3826	27-0881542
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

20 Independence Boulevard

Warren, New Jersey 07059

(908) 605-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven T. Sobieski

Senior Vice President and Chief Financial Officer

Roka Bioscience, Inc.

20 Independence Boulevard

Warren, New Jersey 07059

(908) 605-4700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven M. Skolnick Meredith Prithviraj Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (212) 262-6700	Mitchell S. Bloom Michael H. Bison Goodwin Procter LLP 53 State Street Exchange Place Boston, MA 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant is an “emerging growth company” as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share	$75,000,000	$9,660

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant. The filing fee is not being submitted with this confidential submission as a result of guidance provided by the Securities and Exchange Commission on the Jumpstart Our Business Startups Act of 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 21, 2014

PROSPECTUS

                Shares

Common Stock

This is Roka Bioscience, Inc.’s initial public offering. We are selling                 shares of our common stock.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the NASDAQ Global Market under the symbol “ROKA.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 137 of this prospectus for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

The shares will be ready for delivery on or about                 , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch	Leerink Partners

Cowen and Company	Wedbush PacGrow Life Sciences

The date of this prospectus is                 , 2014.

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Unless the context suggests otherwise, references in this prospectus to “Roka,” the “Company,” “we,” “us” and “our” refer to Roka Bioscience, Inc. References in this prospectus to “Gen-Probe” refer to Gen-Probe Incorporated, which is a wholly-owned subsidiary of Hologic, Inc.

Company Overview

We are a molecular diagnostics company initially focused on providing advanced testing solutions for the detection of foodborne pathogens, which is projected to be the fastest growing segment of the $2 billion food safety testing market. The proprietary molecular technology used in our assays enables us to offer accurate and rapid testing solutions while our fully automated instrument helps our customers reduce labor costs and minimize operator error. We recently launched our proprietary Atlas Detection Assays and Atlas instrument in the North American food safety testing market and have worldwide rights to develop and commercialize our advanced molecular testing solutions for a wide range of other industrial applications.

We believe our Atlas solution addresses the significant performance gaps that traditional pathogen detection methods have with respect to accuracy, time to results and automation. Our Atlas Detection Assays incorporate our advanced molecular technologies and are performed on our “sample-in-result-out” Atlas instrument that automates all aspects of molecular diagnostic testing on a single, integrated platform, which is designed to provide our customers with accurate and rapid test results with reduced labor costs and improved laboratory efficiencies. Although we are in the early stages of commercialization and rely on a limited number of customers, our initial customers include key opinion leaders in food safety testing, such as leading contract testing labs, well-known food processors and government agencies. Through March 31, 2014, we have installed 32 Atlas instruments pursuant to commercial agreements.

We expect the food safety testing market to grow due to enactment of new government regulations to improve food safety, quality improvement initiatives by food processors and consumer demand for safe food. We believe we are uniquely positioned to gain share in the food safety testing market given our key strengths:

•	innovative molecular-based assays, designed to deliver accurate and rapid test results;

•	fully automated instrument, designed to reduce labor costs and operator error;

•	dedicated sales force, customer service organization and customer applications laboratory;

•	highly scalable business model with significant operating leverage potential;

•	significant technical expertise and extensive understanding of food safety customers; and

•	experienced management team with a proven track record of performance.

We believe we have the potential to transform microbiological testing in the industrial application markets by delivering enhanced molecular-based testing solutions with respect to assay accuracy, time to results and automation. We have worldwide rights, except for certain rights retained by Gen-Probe, to Gen-Probe’s broad intellectual property portfolio including assay technologies and instrument platforms for microbiological testing in industrial application markets including food safety, pharmaceutical process, personal care products, water and environmental, veterinary, biothreat and infection control in healthcare facilities including testing for Hospital Acquired Infections, or HAI. We purchase our Atlas instruments from Gen-Probe as well as certain proprietary disposable components and certain proprietary reagents and universal reagents that we use to manufacture our Atlas Detection Assays, which assays also contain our proprietary compositions and methods.

Company Strategy

Our objective is to transform testing for microbiological and chemical contaminants in industrial application markets, including food safety, by developing and commercializing diagnostic products that provide accurate, rapid and cost-effective test results on fully automated platforms. To achieve this objective, our strategy is to:

Expand commercialization of our Atlas Detection Assays for foodborne pathogens in North America.

We intend to leverage our dedicated sales force, dedicated customer service organization and flexible instrument placement strategies to drive adoption of our Atlas instrument and Atlas Detection Assays. To accelerate market adoption, we conduct comparative methods and workflow efficiency studies that seek to demonstrate the high accuracy, rapid time to results and cost-effectiveness of our Atlas solution.

Drive innovation in foodborne pathogen testing beyond our current menu of assays.

We currently offer molecular tests for Salmonella, Listeria, E. coli O157:H7, Shiga toxin-producing E. coli and Listeria monocytogenes, which we estimate address 98% of global pathogen test volume. We are actively working on next generation versions of these tests. We also plan to reach a broader customer base by launching non-amplified versions of our molecular tests in 2015 as well as by developing a fully automated molecular diagnostic instrument designed for lower throughput customers.

Develop a portfolio of innovative food safety tests beyond foodborne pathogen tests.

Our customers have food safety testing needs beyond pathogen detection, including the detection of chemical contaminants, such as allergens, antibiotic residues and mycotoxins, and non-pathogenic indicator organisms. We believe we can leverage our development expertise, commercial infrastructure, customer relationships and knowledge of the regulatory environment applicable to our customers to enter these adjacent and complementary segments of the food safety testing market.

Selectively launch our innovative food safety testing products in global markets.

We intend to selectively globalize our business with a market specific, hybrid model of direct sales and/or strategic partnerships with established food safety companies. We believe our customers will require us to provide global solutions for pathogen testing due in part to The Food Safety Modernization Act, or FSMA, which requires verification of foreign supplier preventive controls to ensure the safety of the $110 billion worth of food imported into the United States annually.

Develop innovative diagnostic products for industrial application markets beyond food safety.

We believe the inherent strengths of the proprietary technology used in our products with respect to the delivery of accurate, rapid and cost-effective microbiological test results on a fully automated instrument will be relevant for a wide range of industrial application markets. We intend to selectively seek opportunities to develop solutions for markets such as personal care products, water and environmental, veterinary, pharmaceutical process, biothreat and infection control in healthcare facilities, including testing for HAI. We have not yet evaluated the regulatory pathway, if any, necessary for the development of these solutions.

Market Opportunity

Foodborne illness is a substantial and growing public health problem. The imperative to ensure a safe food supply is becoming more challenging due to the growing industrialization and globalization of food production. We estimate the value of the 2013 global food safety testing market to be approximately $2 billion. Our market estimate is comprised of three distinct testing segments for foodborne contaminants:

•	Pathogen Testing—the detection of disease-causing microorganisms, primarily bacteria, or pathogens, such as Salmonella, Listeria, E. coli O157:H7, Shiga toxin-producing E. coli and Listeria monocytogenes, which we estimate to be approximately $730 million;

•	Chemical Contaminants Testing—the detection of chemical contaminants such as allergens, mycotoxins and drug residues, which we estimate to be approximately $570 million; and

•	Indicator Organism Testing—the detection of organisms that are not inherently pathogenic, such as coliforms, yeast and molds, which we estimate to be approximately $700 million.

We are initially focused on the pathogen testing segment of the food safety testing market. The most commonly tested foodborne pathogens are Salmonella, Listeria, E. coli O157:H7, Shiga toxin-producing E. coli and Listeria monocytogenes, which we estimate collectively represent 98% of the pathogen testing performed by food processors and third-party contract testing laboratories. We estimate the pathogen testing market to be 167 million tests in 2013 and we expect it to increase at an approximate 6% compound annual growth rate through 2017 due to the enactment of new government regulations to improve food safety, quality improvement initiatives by food processors and consumer demand for safe food.

Pathogen testing includes traditional culture-based methods as well as newer immunochemical and molecular-based methods. We believe that the pathogen testing segment of the market will continue to migrate away from culture and immunochemical methods towards molecular-based methods, especially in North America, as food processors seek to improve assay accuracy and obtain faster time to results. We expect the use of higher value molecular test methods to increase at approximately twice the growth rate of the overall test market, at an approximately 10% compound annual growth rate from 2013 to 2017.

In addition to pathogen testing, we are exploring opportunities to develop or acquire technologies and products to address the chemical contaminant testing market. In the future, we also intend to develop or acquire technologies and products to address the indicator organism testing market.

Limitations of Competing Pathogen Testing Methods

Complexities and challenges of pathogen testing

The presence of a single pathogenic bacterial cell may be sufficient to cause foodborne illness in a person consuming or handling contaminated food. Current pathogen testing standards require the detection of a single pathogenic bacterial cell in a food sample ranging in size from 25 to 375 grams, a challenge similar to finding a needle in a haystack.

The microbiological analysis of food is a difficult task due to the complexity and wide variety of food sample types, the heterogeneous distribution of low levels of pathogens, the need to detect and discriminate closely related species and the technical limitations of current pathogen testing methods.

The complexity and labor-intensity of current pathogen testing methods also contributes to the challenge of obtaining accurate test results. The high number of technical process steps and manual touches per sample in current pathogen test methods significantly increases the likelihood of operator error. In addition, in light of the increased sensitivity of molecular pathogen testing methods relative to other testing methods, failure to adopt and sufficiently train personnel on appropriate laboratory practices and processes increases the likelihood of operator error and inaccurate test results.

Performance gaps of current pathogen testing

We believe current pathogen test methods have significant performance gaps in areas of critical importance to food processors, third-party contract testing laboratories and the government agencies that regulate food safety. We believe customers are seeking improvements in pathogen testing in the following areas:

•	Accuracy—new methods that enable the delivery of more accurate test results, regardless of sample type, in order to reduce significant lost revenue, brand erosion and operational costs associated with false positive and false negative test results.

•	Time to Results—new methods that enable the delivery of faster test results in order to reduce the delay in operational response to pathogen control, to potentially reduce working capital needs due to longer product release times and support a longer shelf life for perishable products.

•	Automation—new methods that enable higher test volume throughput with reduced labor costs, reduced training requirements, improved accuracy through reduction of operator error and complete electronic data traceability and audit trail.

While customers seeking improvement in pathogen testing methods have moved towards adopting molecular PCR-based methods, the workflow for PCR-based methods is complex and labor-intensive. Current pathogen test methods involve up to approximately 40 process steps and up to approximately 30 manual touches per sample for a typical PCR-based method. The workflow for a commonly used molecular PCR-based pathogen detection method for Salmonella and Listeria is illustrated below.

Molecular PCR-based Testing Workflow

Our Solution

Our Atlas solution delivers accurate, rapid and cost-effective molecular diagnostic test results for foodborne pathogens in three steps: enrich, transfer and automate.

•	Enrich—a single, shortened sample enrichment step with commercially available media.

•	Transfer—a single transfer step with no manual preparation of the sample required.

•	Automate—load sample on the Atlas instrument with complete electronic data traceability and audit trail.

Roka Workflow

We believe our Atlas solution addresses the significant performance gaps facing today’s food testing market by delivering improved accuracy, faster time to results and full automation compared to competitive pathogen test methods. Our Atlas Detection Assays for foodborne pathogen testing are performed on the “sample-in-result-out” Atlas instrument that automates all aspects of molecular diagnostic testing on a single, integrated platform.

Commercialization Strategy

We intend to drive adoption of our Atlas solution for foodborne pathogen testing by executing on our commercialization strategy. To achieve this objective, we plan to:

•	target high-volume throughput laboratories that are typically performing 75 to 150 molecular tests per instrument per day;

•	demonstrate the technical advantages of our Atlas solution by conducting comparative method and verification studies;

•	demonstrate the economic benefits of automation derived from the Atlas instrument by conducting total value analysis studies in collaboration with our customers;

•	partner with customers in the sales and implementation process to minimize the learning curve associated with adopting a new molecular testing method;

•	minimize barriers to adoption of our Atlas solution with a flexible instrument placement strategy; and

•	collaborate with food safety thought leaders and regulatory authorities to support the evaluation and adoption of our Atlas Detection Assays.

Future Growth Opportunities

We are committed to developing diagnostic products that provide accurate, rapid and cost-effective test results on fully automated instrument platforms for use in the food safety testing market and a range of other industrial application markets.

Within the food safety testing market, we are pursuing the initiatives described below:

•	development of an innovative, non-amplified version of our molecular-based testing products for detection of Salmonella and Listeria, which we believe will allow our customers the flexibility to consolidate different test methods at multiple price points on a single platform;

•	development of a low-volume throughput version of our Atlas instrument that we refer to as the mini Atlas instrument to address the needs of lower-volume throughput testing laboratories; and

•	exploration of opportunities to develop or acquire technologies and products to address adjacent and complementary segments of the food safety testing market.

Additionally, we seek future opportunities where our technologies could provide an improved solution for microbiological testing in industrial application markets including pharmaceutical process, personal care products, water and environmental, veterinary, biothreat and infection control in healthcare facilities. We have worldwide rights, except for certain rights retained by Gen-Probe, to Gen-Probe’s broad intellectual property portfolio including assay technologies and instrument platforms.

Our Risks

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	we may not be able to generate sufficient revenue from the commercialization of our Atlas Detection Assays and Atlas instruments to achieve or sustain profitability;

•	our sales cycle is lengthy and variable, which makes it difficult for us to forecast revenue and other operating results;

•	we have limited experience in marketing and selling our products, and if we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of our product and we may never generate sufficient revenue to achieve or sustain profitability;

•	if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve or sustain profitability;

•	if our products do not perform as expected, whether as a result of operator error or otherwise, it would impair our operating results and reputation;

•	we depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from selling our products;

•	claims that our molecular assays and instruments infringe the patent rights of third parties could result in costly litigation or, in the event of an unfavorable outcome, could have an adverse impact
•	on our ability to commercialize our current or future products, grow and maintain profitability and could have a material adverse impact on our business;

•	we are an early, commercial-stage company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance;

•	we have a history of net losses and we expect to incur net losses in the future and we may never achieve or sustain profitability; and

•	our independent registered public accounting firm’s report for the fiscal year ended December 31, 2013 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. In particular, we have provided only two years of audited financial statements and we have not included all of the executive compensation related information that would be required in this prospectus if we were not an emerging growth company. In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. However, we are electing not to take advantage of such extended transition period, and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

We were incorporated in Delaware under the name Roka Bioscience, Inc. in September 2009. Our principal executive offices are located at 20 Independence Boulevard, Warren, New Jersey 07059, and our telephone number is (908) 605-4700. Our website address is www.rokabio.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase our common stock.

We own various U.S. federal trademark registrations and applications, and unregistered trademarks and servicemarks, including Roka Bioscience®, our corporate logo, Atlas®, the Atlas logo, and mini AtlasTM. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

THE OFFERING

Common stock offered by us	Shares

Common stock to be outstanding after this offering	Shares

Underwriters’ option to purchase additional shares from us	Shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their overallotment option in full, based upon an assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimating offering expenses payable by us. We intend to use the net proceeds from this offering to fund the commercialization of our products and our research and development activities as well as for working capital and other general corporate purposes. See the section entitled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy	We have never declared or paid any cash dividends on our common stock, and currently do not plan to declare cash dividends on shares of our common stock in the foreseeable future. We expect that we will retain all of our available funds and future earnings, if any, for use in the operation and expansion of our business. Our loan agreements prohibit us from paying cash dividends on our common stock and the terms of any future loan agreement we enter into or any debt securities we may issue are likely to contain similar restrictions on the payment of dividends.

Risk factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	ROKA

The number of shares of our common stock to be outstanding after this offering is based on 128,943,435 shares of common stock outstanding as of March 31, 2014 and excludes:

•	7,221,184 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan as of March 31, 2014, at a weighted average exercise price of $0.28 per share;

•	2,989,804 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $1.05 per share, which warrants prior to the completion of this offering are exercisable to purchase preferred stock and will be exercisable for common stock following this offering; and

•	2,686,705 additional shares of our common stock reserved for future issuance under our equity incentive plan as of March 31, 2014.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur upon completion of this offering;

•	a 1-for- reverse split of our common stock effected on ;

•	the conversion of all of our outstanding shares of preferred stock into an aggregate of 115,860,042 shares of common stock upon the completion of this offering;

•	the elimination of our Series A common stock and Series B common stock and the creation of one series of common stock effected on ;

•	the conversion of warrants exercisable for 2,989,804 shares of preferred stock into warrants exercisable for an aggregate of 2,989,804 shares of common stock;

•	no issuance or exercise of stock options or warrants on or after March 31, 2014; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock in this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data. We derived the following summary of our statement of operations data for the years ended December 31, 2013 and 2012 from our audited financial statements and related notes included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States. The summary financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in our opinion, contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. Our historical results are not necessarily indicative of our future results, and our operating results for the three-month period ended March 31, 2014 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2014 or any other interim periods or any future year or period. You should read this information together with the sections entitled “Capitalization,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended		Year Ended
	March 31, 2014	March 31, 2013	December 31, 2013	December 31, 2012
	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$828	$266	$2,182	$105
Operating expenses:
Cost of revenue	1,265	1,873	6,600	3,186
Research and development	1,842	1,752	7,568	9,584
Selling, general and administrative	5,048	4,258	17,483	16,052
Amortization of intangible assets	42	42	168	168

Total operating expenses	8,197	7,925	31,819	28,990

Operating loss	(7,369)	(7,659)	(29,637)	(28,885)

Change in fair value of financial instruments	(603)	18	(2,595)	4,996
Interest income (expense), net	(389)	(74)	(438)	(140)

Loss before income taxes	(8,361)	(7,715)	(32,670)	(24,029)
Income tax provision (benefit)	6	—	(3,092)	(783)

Net loss and comprehensive loss	$(8,367)	$(7,715)	$(29,578)	$(23,246)

Loss per common share:
Basic and diluted	$(1.20)	$(1.66)	$(5.14)	$(6.39)

Weighted average common shares outstanding, basic and diluted	6,996,023	4,648,792	5,741,792	3,639,094

Unaudited pro forma net loss per common share, basic and diluted(1)	$(0.07)		$(0.30)

Unaudited pro forma weighted average common shares used in computing unaudited pro forma net loss per common share, basic and diluted(1)	122,855,037		100,121,757

	As of March 31, 2014
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$32,699	$32,699	$
Working capital	27,173	27,173
Total assets	56,280	56,280
Notes payable	9,725	9,725
Convertible preferred stock warrant liability	1,183	—
Total convertible preferred stock	127,700	—
Accumulated deficit	(109,141)	(109,141)
Total stockholders’ (deficit) equity	$(89,450)	$39,433	$

(1)	Pro forma to give effect to (i) the conversion upon completion of this offering of all of our outstanding shares of preferred stock into an aggregate of shares of common stock, (ii) the conversion of our outstanding warrants to purchase shares of our preferred stock into warrants to purchase an aggregate of 2,989,804 shares of our common stock upon completion of this offering, (iii) the elimination of our Series A common stock and Series B common stock and the creation of one series of common stock effected on and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon completion of this offering.
(2)	Pro forma as adjusted to reflect the pro forma adjustments described in (1) above, and to further reflect the sale of shares of our common stock offered in this offering, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A one million share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $ million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a one million share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would decrease each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $ million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, including our financial statements and the related notes thereto, before deciding whether to invest in shares of our common stock. These risk factors contain, in addition to historical information, forward looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward looking statements. The order in which the following risks are presented is not intended to reflect the magnitude of the risks described. The occurrence of any of the following adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to the Commercialization of Our Products

We may not be able to generate sufficient revenue from the commercialization of our Atlas Detection Assays and Atlas instrument to achieve or sustain profitability.

Currently, we rely solely on the commercialization of our Atlas Detection Assays and Atlas instrument to generate revenue. We believe that our commercialization success is dependent upon our ability to significantly increase the number of customers that are using our products. We achieved our first commercial sales in late 2012 and experienced limited revenue and customer adoption during 2013. In addition, demand for our Atlas products may not increase as quickly as planned and we may be unable to increase our revenue levels as expected. We are currently not profitable. Even if we succeed in increasing adoption of our Atlas solution by the food safety testing market, maintaining and creating relationships with our existing and new customers and developing and commercializing additional molecular testing products, we may not be able to generate sufficient revenue to achieve or sustain profitability.

We are in the early stages of commercialization and our Atlas Detection Assays and Atlas instrument may never achieve significant commercial market acceptance.

Our success depends on our ability to develop and market products that are recognized in the food safety testing market as accurate, rapid and cost-effective. Most of our potential customers currently use molecular or immunochemical testing methods and may be reluctant to change those methods to a new technology. Market acceptance will depend on many factors, including our ability to convince potential customers that our Atlas solution is an attractive alternative to existing molecular and immunochemical testing systems. We will need to demonstrate that our products provide accurate, time saving and cost-effective alternatives to existing testing methods. Compared to most competing technologies, our molecular technology is relatively new, and most potential customers have limited knowledge of, or experience with, our products. Prior to adopting our solution, potential customers are required to devote significant time and effort to testing and validating our Atlas Detection Assays and Atlas instrument. In addition, during the implementation phase, customers may be required to devote significant time and effort to training their personnel on appropriate laboratory practices to ensure accurate results due to the highly sensitive nature of our assays, such as our Listeria assay. Although customers have successfully implemented our Listeria assay without experiencing false positives, particularly when sufficient resources have been allocated to training personnel and good laboratory practices and our recommended processes have been appropriately implemented, customers or prospects who may not have properly modified their processes as recommended by us, or may not follow good laboratory practices required of the workflow prior to using our Atlas solution, have experienced false positives during implementation. Any failure of our Atlas solution to meet customer benchmarks or expectations could result in customers choosing to retain their existing testing methods or to adopt systems other than ours.

Many factors influence the perception of a system including its use by leaders in the industry, such as major food processors, third-party food safety testing laboratories and thought leaders. If we are unable to continue to induce major food processors, third-party food safety testing laboratories and thought leaders in the food safety testing market to adopt our Atlas solution, acceptance and adoption of our products could be slowed. In addition, if our products fail to gain significant acceptance in the marketplace and we are unable to expand our customer base, we may never generate sufficient revenue to achieve or sustain profitability.

Our sales cycle is lengthy and variable, which makes it difficult for us to forecast revenue and other operating results.

The sales cycle for our Atlas solution is lengthy, which makes it difficult for us to accurately forecast revenues in a given period, and may cause revenue and operating results to vary significantly from period to period. Potential customers for our products typically need to commit significant time and resources to evaluate the technology used in our products and their decision to purchase our products may be further limited by budgetary constraints and numerous layers of internal review and approval, which are beyond our control. We spend substantial time and effort assisting potential customers in evaluating our Atlas solution, including providing demonstrations and validation on the food types that they test. Even after initial approval by appropriate decision makers, the negotiation and documentation processes for the actual adoption of our Atlas solution can be lengthy. As a result of these factors, based on our experience to date, our sales cycle, the time from initial contact with a prospective customer to routine commercial utilization of our Atlas Detection Assays, has varied and can often be 12 months or longer, which has made it difficult for us to accurately project revenues and other operating results. In addition, the revenue generated from sales of our Atlas Detection Assays may fluctuate from time to time due to changes in the testing volumes of our customers. As a result, our financial results may fluctuate on a quarterly basis which may adversely affect the price of our common stock.

We have limited experience in marketing and selling our products, and if we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of our product and we may never generate sufficient revenue to achieve or sustain profitability.

We sell our Atlas solution through our own direct sales force. We have limited experience in marketing and selling these products, which had their formal commercial launch in late 2012. In addition, our assays and instrument are a new technology to the food safety testing market. Our future sales will depend in large part on our ability to increase our marketing efforts and adequately address our customers’ needs. The food safety testing industry is a large and diverse market. As a result, we believe it is necessary to maintain a sales force that includes sales representatives with specific technical backgrounds that can support our customers’ needs. We will also need to attract and develop sales and marketing personnel with industry expertise. Competition for such employees is intense. We may not be able to attract and retain sufficient personnel to maintain an effective sales and marketing force. If we are unable to adequately address our customers’ needs, it could negatively impact sales and market acceptance of our products and we may never generate sufficient revenue to achieve or sustain profitability.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We commenced our formal commercial launch in late 2012 and anticipate growth in our business operations. Since our inception in 2009, we have increased our number of employees to 122 as of March 31, 2014 and we expect to increase our number of employees further as our business grows. This future growth could create strain on our organizational, administrative and operational infrastructure, including laboratory operations, quality control, customer service and sales and marketing. Our ability to manage our growth properly will require us to continue to improve our operational, financial, and management controls, as well as our reporting systems and procedures. If our current infrastructure is unable to handle our growth, we may need to expand our infrastructure and staff and implement new reporting systems. The time and resources required to implement such expansion and systems could adversely affect our operations. Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, and integrate additional employees. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve or sustain profitability.

The food safety testing industry is highly competitive and we face competition from companies that offer molecular, immunochemical and culture testing products. In order to achieve market acceptance for our products, we may be required to demonstrate that our products provide accurate, cost-effective and time saving alternatives to traditional testing platforms and products made by our competitors.

Key competitors offering molecular pathogen testing solutions include E.I. du Pont de Nemours and Company, Bio-Rad Laboratories, Inc., BioControl Systems, Inc., Life Technologies Corporation and 3M Food Safety. Key competitors offering immunochemical testing solutions include bioMérieux, S.A. and Neogen Corporation. Key competitors offering culture testing solutions include 3M, bioMérieux and Neogen. These companies compete with us primarily on the basis of technology, quality, reputation, accuracy, time to results, ease of use, price, reliability, the timing of new product introductions and product line offerings, including the ability to offer a broader range of testing methods than we can offer. Our existing competitors or new market entrants may be in a better position than we are to respond quickly to new or emerging technologies, may be able to undertake more extensive marketing campaigns, may adopt more aggressive pricing strategies and may be more successful in attracting potential customers. Many of our existing competitors or new market entrants have, or may have, significantly greater financial, marketing, sales, manufacturing, distribution and technological resources than we do. Additionally, these companies may have substantially greater expertise in conducting research and development, greater ability to obtain necessary intellectual property and greater brand recognition than we do, any of which may adversely affect our ability to obtain new customers or retain existing customers.

The loss or significant reduction in business with key customers could have a material adverse effect on our revenue, results of operations and business.

We have a limited number of customers and have derived a significant portion of our revenue from a subset of these customers. For the three months ended March 31, 2014, our top four customers, PrimusLabs, Silliker, Inc, Marshfield Food Safety, LLC and MVTL Laboratories, Inc. accounted for an aggregate of 82% of our total revenue. Each of these customers accounted for more than 10% of our total revenue for the period. For the year ended December 31, 2013, each of Marshfield Food Safety, LLC and MVTL Laboratories, Inc. accounted for more than 10% of our total revenue, together representing an aggregate of 61% of our total revenue. We do not have any long term contracts and our customer contracts are terminable at will by either party. The complete loss of, or significant reduction in business from these key customers or any significant future customers could have a material adverse effect on our revenue, results of operations and business.

Risks Relating to Our Business and Strategy

If our products do not perform as expected, whether as a result of operator error or otherwise, it would impair our operating results and reputation.

Our success depends on the food safety market’s confidence that we can provide reliable, high-quality molecular food safety testing products. There is no guarantee our customers or potential customers will achieve the accuracy that we have demonstrated in our performance studies, particularly as the number of customers using our assays increases and as the number of different assays in our test menu expands. We believe that our customers are likely to be particularly sensitive to product defects and operator errors, including if our assays fail to accurately detect pathogens in food samples or if the failure to detect pathogens leads to a product recall. In addition, our reputation and the reputation of our products can be adversely affected if our assays fail to perform as expected, which performance could be negatively impacted by failure to adopt or modify laboratory practices and processes to support the adoption of our solution, errors made by operators of the Atlas instrument, or if such operators improperly prepare their testing samples or fail to properly enrich them. For example, while we have many customers who have adopted our assays without incident, when customers have failed to properly train personnel, modify processes, or follow good laboratory practices, customers have experienced false positives using our highly sensitive Listeria assay. Based on data provided to us by such customers and observations by our personnel of their implementation of our Atlas solution in their laboratory operations, operators have contaminated samples with Listeria, which generally exists in the laboratory environment, when transferring samples from the enrichment bag to the sample transfer tube, ultimately leading to a false positive result. We have worked, and continue to work, with these customers to allocate appropriate resources to training and implementation of limited process changes and good laboratory practices to resolve these issues. However, if our customers or potential customers fail to implement appropriate laboratory practices or process steps as suggested by us, they may continue to see unsatisfactory test results using our Atlas solution. As a result, the failure or perceived failure of our products to perform as expected, which could have a material adverse effect on our revenue, results of operations and business.

If we are sued for product liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our products could lead to the filing of product liability claims against us were someone to allege that our products failed to identify, or inaccurately or incompletely identified, information regarding the specific pathogens being testing using our products. For instance, in the event a customer using our products is required to recall its food products, such customer may make a claim against us. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability claim could result in substantial damages to us and be costly and time-consuming for us to defend.

We maintain product liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability claims. Any product or liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current customers and potential customers to seek other products, any of which could have a material adverse effect on our revenue, results of operations and business.

If our facility in San Diego, California becomes damaged or inoperable or we are required to vacate this facility, our ability to continue manufacturing our assays will be disrupted, which could have a material adverse effect on our business.

We manufacture our Atlas Detection Assays and conduct our research and development activities in our facility in San Diego, California. In addition, our San Diego facility is the center for quality assurance and distribution operations and instrument service and customer technical support. Our facility and the equipment we use to manufacture our assays would be costly, and would require substantial lead-time, to repair or replace. San Diego is situated near active earthquake fault lines. The facility may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, power outages, communications failure or terrorism, which may render it difficult or impossible for us to produce our assays or continue our research and development activities for some period of time. This inability to manufacture our assays for even a short period of time may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future. We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses, and may not continue to be available to us on acceptable terms, if at all.

Failure to manufacture our assays in accordance with product specifications could result in increased costs, lost revenue, customer dissatisfaction or voluntary product recalls, any of which could have a material adverse effect on our revenue, results of operations and business.

Properly manufacturing our Atlas Detection Assays requires precise technological execution and strict compliance with our guidelines. We may experience problems in the manufacturing process for a number of reasons, such as equipment malfunction, failure to follow specific protocols or human error. If problems arise during the production of a particular product lot, that product lot may need to be discarded or destroyed. This could among other things, result in increased costs, lost revenue, customer dissatisfaction and injury to our reputation. If problems are not discovered before the product lot is released to the market, we may incur recall and product liability costs. Any failure to manufacture our products in accordance with product specifications could have a material adverse effect on our revenue, results of operations and business.

If we are unable to manufacture our assays in sufficient quantities, on a timely basis, and at acceptable costs, our ability to sell our products will be harmed.

Our Atlas Detection Assays must be manufactured in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs and complying with our requirements. In determining the required quantities of assays and the manufacturing schedule, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. There could be significant differences between our estimates and the actual amounts of products we and our customers require, which could have a material adverse effect on our revenue, results of operations and business.

Additional work will be required for scaling-up manufacturing of each new assay prior to commercialization, and we may not successfully complete this work. Manufacturing and quality control problems may arise in the future as we attempt to scale up our manufacturing of a new assay, and we may not achieve scale-up in a timely manner, at a commercially reasonable cost or at all. New assays that detect or quantify more than one target pathogen may contain significantly more complex reagents, which will increase the cost of our manufacturing processes and quality control testing. We may not be able to manufacture these products at a cost or in quantities that would make these products commercially viable. If we are unable to develop or contract for manufacturing capabilities on acceptable terms for our products under development, we may not be able to expand our product offerings.

If we are unable to support demand for our Atlas Detection Assays, Atlas instrument or our future products, including ensuring that we have adequate capacity to meet increased demand, it could have a material adverse effect on our revenue, results of operations and business.

As our business grows, we will need to continue to increase our workflow capacity for sales, customer service and support, billing and general process improvements, expand our internal quality assurance program and expand our manufacturing capability. We will need additional personnel to support an expansion of our business. We will also need to purchase additional equipment, some of which can take several months or more to procure, setup, and validate, and increase our software and computing capacity to meet increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented. Failure to manage this growth could result in an inability to supply our products as needed, higher product costs, declining product quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products, which could have a material adverse effect on our revenue, results of operations and business.

Our future success may depend in part upon our ability to enhance existing products and to develop, introduce and commercialize new products. New product development involves a lengthy and complex process and we may be unable to commercialize new or improved assays or any other products we may develop on a timely basis, or at all.

The market for our products is characterized by changing technology, evolving industry standards and new product introductions, which could make our competitors’ products more attractive and our existing products obsolete. Our future success will depend in part upon our ability to enhance our existing products and to develop new innovative products that meet our customer’s needs and expectations. Our failure to successfully develop new products on a timely basis could have a material adverse effect on our revenue, results of operations and business.

The development of new or enhanced assays is a complex and uncertain process requiring the accurate anticipation of technological, market and industry trends, as well as precise technological execution. In addition, the successful development of new products may depend on the development of new technologies. We may be required to undertake time-consuming and costly development activities. We may experience difficulties that could delay or prevent the successful development, commercialization and marketing of these new products. Before we can commercialize any new products, we will need to expend significant funds in order to conduct substantial research and development, including validation studies.

Our product development process involves a high degree of risk, and product development efforts may fail for many reasons, including a failure to demonstrate the performance of the product or an inability to obtain any required certification or regulatory approval, if any.

As we develop products, we will have to make significant investments in product development, as well as sales and marketing resources. In addition, competitors may develop and commercialize competing products faster than we are able to do so, which could have a material adverse effect on our revenue, results of operations and business.

If we cannot provide quality technical support, we could lose customers, which could have a material adverse effect on our revenue, results of operations and business.

The placement of our products at new customer sites, the introduction of the technology used in our products and ongoing customer support can be complex. Accordingly, we need highly trained technical support personnel. As of March 31, 2014, we had a nine-person technical support organization, which supports the installation and maintenance of the Atlas instrument and provides technical proficiency training for operators of the Atlas instrument. Attracting and retaining technical support personnel is very competitive in our industry. Customers are particularly sensitive to any interruptions or downtime with respect to our Atlas instruments and therefore we need to retain sufficient technical support staff to service and maintain the Atlas instruments that we place. In addition, extensive training is required to learn and understand our Atlas Detection Assays and Atlas instrument. In order to manage our growth and effectively support potential new customers and the expanding needs of our current customers, we may need to expand our technical support staff. If we are unable to attract, train or retain the number of highly qualified technical services personnel that our business may need or if we are unable to provide our customers with the technical support that they need, we may be unable to retain our customers, which could have a material adverse effect on our revenue, results of operations and business.

The loss of any member of our senior management team or our inability to attract and retain highly skilled personnel could have a material adverse effect on our business.

Our success depends on the skills, experience and performance of key members of our senior management team, including Paul Thomas, our President and Chief Executive Officer. The individual and collective efforts of our senior management team will be important as we continue to expand our commercial activities and develop additional products. The loss or incapacity of existing members of our senior management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Our executive officers have employment agreements; however, the existence of an employment agreement does not guarantee the retention of the executive officer for any period of time. We do not maintain “key person” insurance on any of our employees.

Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians. We may not be able to attract or retain qualified scientists and technicians in the future due to the competition for such qualified personnel. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. All of our employees are at-will, which means that either we or the employee may terminate their employment at any time. We may have difficulties locating, recruiting or retaining qualified sales people. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, technicians and sales personnel could have a material adverse effect on our business.

We may acquire other businesses or form joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

We may pursue acquisitions of businesses and assets. We also may pursue strategic alliances and joint ventures that leverage the proprietary molecular technology used in our assays and industry experience to expand our offerings or distribution. We have no history of acquiring other companies or with forming strategic partnerships. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the issuance of equity securities, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations, and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance, or joint venture.

To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.

If we use hazardous materials in a manner that causes injury, we could be liable for damages.

Our activities currently require the use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling, or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations may become significant. The use of hazardous materials in our business could have a material adverse effect on our business.

Our customers and potential customers expect our products to have third party certifications, such as AOAC, and it may be time-consuming and expensive to achieve and maintain such certifications for our Atlas Detection Assays or any new assays that we develop in the future.

Our customers expect that our assays will be certified by a third party, such as the AOAC. Any certification process, including the AOAC certification process utilized by us, can be expensive, time-consuming and subject to unexpected delays and we may not achieve such certification. For example, we originally anticipated receiving AOAC approval of our Atlas Detection Assay for Salmonella before the end of 2011. However, our Atlas Detection Assay for Salmonella was our first assay to go through the AOAC approval process and we underestimated the time required to prepare our validation studies for submission to the AOAC and did not plan for the possibility of delays in our internal testing. In addition, the AOAC took six weeks longer than we originally expected to provide the final approval of our Salmonella Atlas Detection Assay. As a result, our Salmonella Atlas Detection Assay did not receive AOAC approval until March 21, 2012. Our current assays are certified by the AOAC; however, if new or expanded validation standards are required by our customers or governmental agencies, we may need to expand the validation of our certified assays to meet such requirements, which we may not be able to achieve. In addition, our competitors may have or achieve certifications for their assays that we have not yet obtained which could give our competitors an advantage and could have a material adverse effect on our ability to effectively expand commercialization of our products to existing and new customers.

Although our products are not currently subject to regulation by the U.S. Food and Drug Administration or other U.S. government regulatory agencies, they could become subject to U.S. or international government regulation in the future, which could have a material adverse effect on our results of operations and business.

Our products are not currently subject to regulation by the U.S. Food and Drug Administration, or the FDA, U.S. Department of Agriculture, or the USDA. However, the FDA, the USDA or comparable agencies in other countries could expand their jurisdiction over our products, which could impose restrictions on our ability to market and sell our products. A significant change in the way that the FDA, the USDA or comparable agencies in other countries regulate our products could require us to change our business model in order to maintain compliance with these laws or requirements. Such compliance could be time-consuming and expensive and could have a material adverse effect on our results of operations and business.

Our customers are required to implement food safety testing programs, and regulatory changes in the future that are implemented by the U.S. Food and Drug Administration or other regulatory agencies could have a material adverse effect on our results of operations and business.

Our customers are required by regulatory agencies to implement food safety testing programs. In the future, the FDA, the USDA, or comparable agencies in other countries could require customers to use testing methods that are different than ours or require customers to test for different types of pathogens, organisms or chemicals than we offer, both of which could give our competitors an advantage if their products meet those requirements. A significant change in the way that the FDA, the USDA or comparable agencies in other countries regulates the testing procedures or methods used by our customers could require us to change our business model in order to maintain compliance with these laws or requirements. Such compliance could be time consuming and expensive and could have a material adverse effect on our results of operations and business.

If we expand our operations internationally, our business may be exposed to additional business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

We currently have no international operations, but we intend to selectively expand our operations internationally. Doing business internationally involves a number of risks, including:

•	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

•	additional potentially relevant third-party patent rights;

•	complexities and difficulties in obtaining protection and enforcing our intellectual property;

•	difficulties in staffing and managing foreign operations;

•	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions; and

•	regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm any future international expansion and operations and, consequently, could adversely effect our business prospects.

We depend on our information technology systems, and any failure of these systems could have a material adverse effect on our revenue, results of operations and business.

We depend on information technology and telecommunications systems for significant elements of our operations, including our enterprise resource planning system, our laboratory information management system, our computational biology system and our customer relationship management system. These information technology and telecommunications systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities and financial and general administrative activities. Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have a material adverse effect on our revenue, results of operations and business.

Prolonged negative economic conditions could adversely affect us, our customers and suppliers, which could harm our business.

We are subject to the risks arising from adverse changes in general economic and market conditions. Uncertainty remains in the U.S. economy as it continues to recover from a severe economic recession. The U.S. economy continues to experience market volatility, difficulties in the financial services sector, diminished liquidity and availability of credit, concerns regarding inflation, increases in the cost of commodities, continuing high unemployment rates, reduced consumer spending and consumer confidence and continuing economic uncertainties. The economic turmoil and uncertainty about future economic conditions could adversely impact our expenses and cause delays or other problems with our customers and key suppliers, including Gen-Probe and Stratec Biomedical AG. In addition there is a risk that one or more of our current customers, suppliers or other third parties with which we conduct business may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

Risks Related to Reliance on Third Parties

We are dependent on Gen-Probe and Gen-Probe’s contract manufacturer as our sole source of supply for the Atlas instrument pursuant to our supply agreement with Gen-Probe. If Gen-Probe terminates our supply agreement or Gen-Probe or its contract manufacturer fails to timely supply the Atlas instrument as needed by us, our business and our product sales will suffer.

We rely on Gen-Probe as our sole source of supply for the Atlas instrument. Under the terms of our supply agreement with Gen-Probe, Gen-Probe is required to use commercially reasonable efforts to deliver the instruments we order from them consistent with our forecasting obligations. However, Gen-Probe does not manufacture the Atlas instrument, but relies on one third-party manufacturer, Stratec, to produce the Atlas instrument which Gen-Probe receives from Stratec and then delivers to us. Our dependence on Gen-Probe and Gen-Probe’s dependence on Stratec exposes us to increased risks associated with production delays, delivery schedules, manufacturing capability at Stratec, quality control, quality assurance and costs. Gen-Probe utilizes its Panther instrument for clinical diagnostic testing. The Panther instrument, which is what we commercialize as the Atlas instrument, is also produced solely by Stratec and, in the event Gen-Probe’s demand for Panther instruments increases, our ability to obtain our Atlas instruments on a timely basis could be adversely impacted if Stratec’s manufacturing capability is insufficient to handle the demand for Panther and Atlas instruments.

If either Gen-Probe or Stratec experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations or becomes insolvent or otherwise fails to supply us with the Atlas instrument in sufficient quantities, then instrument shipments to us and our customers could be adversely impacted, which could restrict our growth and harm our competitive position and reputation. Further, because Gen-Probe places its orders with Stratec based on forecasts of expected demand for its instruments, including the Atlas instrument, if we or Gen-Probe inaccurately forecast demand, Gen-Probe may be unable to obtain adequate quantities of the Atlas instrument as needed by us and to meet our customer’s delivery requirements or we may accumulate excess inventories. In determining the required quantities of Atlas instruments, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. Because of the inherent nature of estimates, there could be significant differences between our estimates and the actual amount of Atlas instruments we and our customers require, which could harm our business and results of operations. An interruption in our sales and operations would occur if we encounter delays or difficulties in securing the Atlas instrument from Gen-Probe. Any such interruption could significantly affect our business, financial condition, results of operations and reputation. Since we rely on Gen-Probe as the sole supplier of the Atlas system, any disruption in Gen-Probe’s operations could impact our supply chain and our ability to conduct our business and generate revenue.

Under our supply agreement with Gen-Probe, we have the right to terminate the supply agreement under certain circumstances and obtain an alternate supplier, including Stratec, for the Atlas instrument. However, we may be unable to negotiate an arrangement with Stratec or another manufacturer that is acceptable to us. Transitioning to a new manufacturer would be time consuming and expensive, may result in interruptions in our operations and could affect the performance specifications of our Atlas instrument.

We are dependent on single source suppliers for some of our components and materials used in our products, and the loss of any of these suppliers could have a material adverse effect on our business.

We rely on single source suppliers, including Gen-Probe, for certain components and materials used in our products, including our assays. Gen-Probe in turn relies on an independent third-party single source supplier for certain of these components and raw materials. Since our contracts with these suppliers, including Gen-Probe, do not commit them to carry inventory or to make available any particular quantities, they may give other customers’ needs higher priority than ours and we may be unable to obtain adequate supplies in a timely manner or on commercially reasonable terms. We periodically forecast our needs for such components and raw materials and enter into standard purchase orders with our suppliers. In determining the required quantities of Atlas supplies, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. Because of the inherent nature of estimates, there could be significant differences between our estimates and the actual amount of Atlas instruments we and our customers require, which could harm our business and results of operations. However, if we lose such suppliers or our suppliers encounter financial hardships unrelated to our demand for our components and raw materials, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to a new supplier would be time consuming and expensive, may result in interruptions in our operations and could affect the performance specifications of our assays. If we should encounter delays or difficulties in securing the quality and quantity of materials we require for our products, our ability to manufacture our products would be interrupted which would adversely affect our sales. In addition, an impurity or variation from specification in our raw materials we receive could significantly delay our ability to manufacture our products. If any of these events occur, it could have a material adverse effect on our business.

We rely on FedEx for the storage and distribution of our products and, if FedEx incurs any damage to the facilities where our products are stored or is unable to distribute our products as needed, it could have a material adverse effect on our results of operations and business.

We rely on FedEx for the storage and distribution of our products. The facilities where our products are stored by FedEx may also be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, power outages, communications failure or terrorism. Any material destruction to the facilities where our products are stored could adversely affect our inventory and the ability of FedEx to meet the needs of our customers. In addition, an inability to maintain our contract with FedEx when it comes up for renewal in November 2015 or a disruption or slowdown in the operations of FedEx, including as a result of damage to the facilities of FedEx or a strike by FedEx, could cause delays in our ability to fulfill customer orders and may cause orders to be canceled, lost or delivered late, our products to be returned or receipt of products to be refused, any of which could adversely affect our business and our results of operations. Our contract with FedEx is generally terminable upon 90 days’ prior written notice by either party for convenience without cause. If we are unable to maintain our contract with FedEx, we would be required to retain a new third party logistics company and we may be unable to retain such third party at a cost that is acceptable to us. If our shipping costs were to increase as a result of an increase by FedEx or as a result of obtaining a new third-party logistics company and if we are unable to pass on these higher costs to our customers, it could have a material adverse effect on our results of operations and business.

Intellectual Property Risks Related to Our Business

We depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from selling our products.

We are dependent on licenses from third parties for some of our key technologies, all of which we have licensed or sublicensed from Gen-Probe. We do not own the patents that underlie these licenses. Our rights to use the technology we license are subject to the negotiation of, continuation of and compliance with the terms of those licenses. In some cases, such as the patents we license from Gen-Probe, we do not control the prosecution, maintenance, or filing of the patents to which we hold licenses, or the enforcement of these patents against third parties. Some of our patents and patent applications were either acquired from another company who acquired those patents and patent applications from yet another company, or are licensed from a third party. Thus, these patents and patent applications are not written by us or our attorneys, and we did not have control over the drafting and prosecution. The former patent owners and our licensors might not have given the same attention to the drafting and prosecution of these patents and applications as we would have if we had been the owners of the patents and applications and had control over the drafting and prosecution. We cannot be certain that drafting and/or prosecution of the licensed patents and patent applications by the licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

Our rights to use the technology we license are subject to the validity of the owner’s intellectual property rights. Enforcement of our licensed patents or defense or any claims asserting the invalidity of these patents is often subject to the control or cooperation of our licensors. Legal action could be initiated against the owners of the intellectual property that we license and an adverse outcome in such legal action could harm our business because it might prevent such companies or institutions from continuing to license intellectual property that we may need to operate our business. In addition, such licensors may resolve such litigation in a way that benefits them but adversely affects our ability to use the licensed technology for our products.

Certain of our licenses contained in our agreement with Gen-Probe contain provisions that allow the licensor to terminate the license if (i) we breach any payment obligation or other material provision under the agreement and fail to cure the breach within a fixed time following written notice of termination, (ii) we or any of our affiliates, licensees or sublicensees directly or indirectly challenge the validity, enforceability, or extension of any of the licensed patents or (iii) we declare bankruptcy or dissolve. Our rights under the licenses are subject to our continued compliance with the terms of the license, including the payment of royalties due under the license. Termination of these licenses could prevent us from marketing some or all of our products. Because of the complexity of our products and the patents we have licensed, determining the scope of the license and related royalty obligations can be difficult and can lead to disputes between us and the licensor. An unfavorable resolution of such a dispute could lead to an increase in the royalties payable pursuant to the license. If a licensor believed we were not paying the royalties due under the license or were otherwise not in compliance with the terms of the license, the licensor might attempt to revoke the license. If such an attempt were successful, we might be barred from producing and selling some or all of our products.

The prosecution and enforcement of patents licensed to us by third parties are not within our control. Without these technologies, our products may not be successful and our business would be harmed if the patents were infringed or misappropriated without action by such third parties.

In some cases, such as pursuant to the Gen-Probe agreement, we do not have the right to control the prosecution, issuance, filing and maintenance of the patents and patent applications we have licensed and are reliant on our licensors. Therefore, we cannot be certain that these patents and patent applications will be controlled in a manner consistent with the best interests of our business. This may result in the rights we have licensed being reduced or eliminated and may adversely affect the coverage, scope and jurisdictional reach of the patent rights encompassing our commercial offerings. In some cases, such as pursuant to the Gen-Probe agreement, we also do not have the right to bring and control a patent infringement action against third parties, based on the patents to which we hold licenses. In these situations, we are reliant on our licensors to bring and control such action and our licensors are under no obligation to do so, even in fields for which we have an exclusive license. This may adversely affect our ability to compete successfully with our competitors. While certain of the licenses under which we have rights provide us with exclusive rights in specified fields, the scope of our rights under these and other licenses may be subject to dispute. In addition, our rights to practice the inventions claimed in the licensed patents and patent applications are subject to our licensors abiding by the terms of those licenses and not terminating them. Our licenses may be terminated by the licensor if we are in breach of certain terms or conditions of the license agreement or in certain other circumstances.

Claims that our molecular assays and instruments infringe the patent rights of third parties could result in costly litigation or, in the event of an unfavorable outcome, could have an adverse impact on our ability to commercialize our current or future products, grow and maintain profitability and could have a material adverse impact on our business.

We cannot guarantee that our products, or the use of our products, do not infringe third-party patents. Third parties might allege that we are infringing their patent rights or that we have misappropriated their trade secrets. Such third parties might resort to litigation against us. The basis of such litigation could be existing patents or patents that issue in the future.

We may not be aware of all relevant third-party patents or patent applications. Furthermore, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the

United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our products or their use could have been filed by others without our knowledge. Third parties may have obtained, and may in the future obtain, patents under which such third parties may claim that the use of our products constitutes patent infringement. Furthermore, as we continue to commercialize our molecular assays and instruments in their current or future form, launch new products, and enter new markets, we expect that competitors may claim that our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. We may receive letters from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

For example, we are aware of a U.S. patent owned by Enzo Life Sciences, Inc., or Enzo, which filed lawsuits in 2012 against Gen-Probe alleging that certain of Gen-Probe’s molecular diagnostic products infringe Enzo’s patent. Action was also filed against several other companies. Enzo sought permanent injunctive relief and unspecified damages. Enzo’s patent contains claims to oligonucleotides containing certain modified nucleotides. We use oligonucleotides containing modified nucleotides in our hybridization protection and dual kinetic assays. If we are eventually named as a party to the litigation between Enzo and Gen-Probe, if Enzo files a separate lawsuit against us, or if any other third party sues us alleging patent infringement, we may be unable to successfully defend such action and an unfavorable outcome could have a material adverse effect on our business. In addition, Gen-Probe may resolve such litigation in a way that benefits them but adversely affects our ability to use the licensed technology for our products. We are also aware of a third-party U.S. patent that expires next year, which has some claims that could be relevant to technology used by us. As a result, we could be subject to litigation for patent infringement, and could be liable for damages for sales occurring prior to the expiration of the patent if we did not prevail in such litigation, and an unfavorable outcome could have a material adverse effect on our business.

If a third-party patent is successfully asserted against us, we could be barred from commercializing our current products and may owe a substantial damages award, all of which could have a material adverse impact on our cash position and business and financial condition. We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against any of these claims. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and stock price. If we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. There is no assurance that a court would find in our favor on questions of infringement or validity.

In the event of a successful claim of infringement or misappropriation against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from commercializing our current products. We may be unable to obtain these licenses at a reasonable cost, if at all. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Moreover, we could encounter delays in product introductions while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products could materially affect our ability to commercialize our current or future products, grow and maintain profitability and have a material adverse effect on our business.

Developments in patent law could have a negative impact on our business.

From time to time, the U.S. Supreme Court, or the Supreme Court, other federal courts, the U.S. Congress or the U.S. Patent and Trademark Office, or the USPTO, may change the standards of patentability and any such changes could have a material adverse effect on our business.

The Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-

invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. The USPTO has developed new and untested regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions, became effective on March 16, 2013. Substantive changes to patent law associated with the America Invents Act may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will ultimately have on the cost of prosecuting our patent applications, our ability to obtain patents based on our discoveries and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business.

We may be unable to protect or enforce our intellectual property effectively, which could harm our competitive position.

Obtaining and maintaining a strong patent position is important to our business. Our patent applications are in the early stages of prosecution and none have yet issued as patents. Patent law relating to the scope of claims in the technology fields in which we operate is complex and uncertain, so we cannot be assured that we will be able to obtain or maintain patent rights, or that the patent rights we may obtain will be valuable, provide an effective barrier to competitors or otherwise provide competitive advantages. Others have filed, and in the future are likely to file, patent applications that are similar or identical to ours or those of our licensors. To determine the priority of inventions, or demonstrate that we did not derive our invention from another, we may have to participate in interference or derivation proceedings in the USPTO or in court that could result in substantial costs in legal fees and could substantially affect the scope of our patent protection. We cannot be assured our patent applications will prevail over those filed by others. Also, our intellectual property rights may be subject to other challenges by third parties. Patents we obtain could be challenged in litigation or in administrative proceedings such as ex parte reexam, inter partes review, or post grant review in the United States or opposition proceedings in Europe or other jurisdictions.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer.

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or interferences against those that have infringed on our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could have a material adverse effect on our results of operations and business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed, which could have a material adverse effect on our business.

In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information. For example, significant elements of the Atlas system are based on unpatented trade secrets and know-how that are not publicly disclosed. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and legal recourse to which we are entitled against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed, which could have a material adverse effect on our business.

We may not be able to enforce our intellectual property rights throughout the world.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnology. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for the technology used in our products and the enforcement of intellectual property.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaborators that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we must negotiate certain commercial rights with collaborators with respect to joint inventions or inventions made by our collaborators that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third-party collaborator’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaborator’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have a material adverse effect on our business.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We employ individuals who were previously employed at universities or other diagnostic, life sciences or food companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Relating to Our Financial Condition and Capital Requirements

We are an early, commercial-stage company and have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are an early, commercial-stage company and have a limited operating history. We were incorporated in Delaware and began operations in 2009 following the spin-off of the industrial market applications of Gen-Probe. Our limited operating history, lengthy sales cycle and limited number of customers may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, it could have a material adverse effect on our revenue, results of operations and business.

We have a history of net losses. We expect to incur net losses in the future and we may never achieve or sustain profitability.

We have historically incurred substantial net losses, including net losses of $8.4 million for the three months ended March 31, 2014 and $29.6 million and $23.2 million for the years ended December 31, 2013 and 2012, respectively. At March 31, 2014, we had an accumulated deficit of $109.1 million. Although we have started generating limited revenue, we expect our losses to continue as a result of increased commercialization costs, increased cost of revenue, including manufacturing costs, and research and development expenses. These losses have had, and will continue to have, an adverse effect on our working capital, total assets, and stockholders’ equity. Because of the numerous risks and uncertainties associated with our commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then sustain profitability would have a material adverse effect on our results of operations and business.

Our independent registered public accounting firm’s report for the fiscal year ended December 31, 2013 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our audited annual financial statements as of and for the year ended December 31, 2013, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. Recurring losses from operations raise substantial doubt about our ability to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. Under our loan agreements, our loans may become immediately due and payable upon the occurrence of a material adverse change. Additionally, we are subject to customary operational covenants, including limitations on our ability to incur liens or additional debt, pay dividends, redeem stock, make specified investments and engage in merger, consolidation or asset sale transactions, among other restrictions. In addition, the inclusion of an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern and our lack of cash resources may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

We may need to raise additional capital to fund our existing operations, commercialize our products and expand our operations.

Based on our current business plan, we believe the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash requirements over at least the next 24 months. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including due to changes in our business plan, a lengthier sales cycle, lower demand for our products or other risks described in this prospectus, we may seek to raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

•	increase our efforts to drive market adoption of our Atlas solution and address competitive developments;

•	fund development and efforts of any future products;

•	acquire, license or invest in technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our revenue growth rate and ability to generate cash flows from operating activities;

•	our sales and marketing and research and development activities;

•	effects of competing technological and market developments;

•	costs of and potential delays in product development;

•	changes in regulatory oversight applicable to our products; and

•	costs related to international expansion.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also could provide for rights, preferences, or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our platform technologies or products, or grant licenses on terms that are not favorable to us. The credit markets and the financial services industry have experienced a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse, or sale of various financial institutions and an unprecedented level of intervention from the U.S. federal government. These events have generally made equity and debt financing more difficult to obtain. Accordingly, additional equity or debt financing might not be available on reasonable terms, if at all. In addition, our current loan and security agreements restrict our ability to raise funds through additional debt or certain other financing options. If we cannot secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more research and development programs or sales and marketing initiatives. In addition, we may have to work with a partner on one or more of our development programs, which could lower the economic value of those programs to us.

Our loans contain covenants that may limit our flexibility in operating our business and failure to comply with any of these covenants could have a material adverse effect on our business.

In November 2013, we entered into loan and security agreements with each of Comerica Bank, or Comerica, and TriplePoint Capital LLC, or TriplePoint, which are secured by a lien on our assets, excluding certain intellectual property. These loans contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	sell, transfer, lease or dispose of certain assets;

•	engage in certain mergers and consolidations;

•	incur debt or encumber or permit liens on certain assets, except in the limited circumstances permitted under the loan and security agreements;

•	make certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, our common stock; and

•	enter into certain transactions with affiliates.

A breach of any of the covenants under the loan and security agreements could result in a default under the loans. Upon the occurrence of an event of default under the loans, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure such indebtedness.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to annual limitations on its ability to use its pre-change net operating loss carryforwards, or NOLs, or other tax attributes to offset future taxable income or reduce taxes. Our past issuances of stock and other changes in our stock ownership may have resulted in ownership changes within the meaning of Section 382 of the Code; accordingly, our pre-change NOLs may be subject to limitation under Section 382. If we determine that we have not undergone an ownership change, the Internal Revenue Service could challenge our analysis, and our ability to use our NOLs to offset taxable income could be limited by Section 382 of the Code. Future changes in our stock ownership, including in connection with this offering and some of which are outside of our control, could result in ownership changes under Section 382 of the Code further limiting our ability to utilize our NOLs. Furthermore, our ability to use NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to use a material portion of the NOLs, even if we attain profitability.

Risks Related to Our Common Stock

Our share price may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key management or other personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders; and

•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, the stock market in general, and NASDAQ and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Our quarterly operating results may be subject to significant fluctuations.

We are in the early stage of commercializing our Atlas Detection Assays and Atlas instrument, and may experience significant fluctuations in our quarterly operating results in the future. The rate of market acceptance of our Atlas Detection Assays and Atlas instrument could contribute to this quarterly variability. Our longer sales cycle complicates our ability to project quarterly revenue and the revenue generated from sales of our Atlas Detection Assays may fluctuate from time to time due to changes in the testing volumes of our customers. In addition, our expense levels are based, in part, on expectation of future revenue levels. A shortfall in expected revenue could, therefore, result in a disproportionate decrease in our net income. As a result, our quarterly operating results may be subject to significant fluctuations.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

After this offering, our executive officers, directors and principal stockholders will exercise significant control over our company.

When this offering is completed, our executive officers, directors and principal stockholders who beneficially own more than 5% of our common stock before this offering will in the aggregate, beneficially own shares representing approximately     % of our outstanding capital stock immediately after this offering. If these stockholders were to choose to act together, as a result of their stock ownership, they may be able to influence our management and affairs and control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation, or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on                  shares outstanding as of                 , 2014, upon the completion of this offering, we will have                  outstanding shares of common stock, assuming no exercise of outstanding options. Of these shares, assuming no shares are purchased in this offering by our existing stockholders, shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market.

After the lock-up agreements pertaining to this offering expire and based on                  shares outstanding as of                 , 2014, an additional                 shares will be eligible for sale in the public market. In addition, upon issuance, the shares subject to outstanding options under our stock option plans, the                  shares reserved for future issuance under our equity compensation plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of approximately                  shares of our common stock, including                  shares issuable upon exercise of our outstanding warrants, will have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to an investors’ rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

We will have broad discretion in how we use the net proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section entitled “Use of Proceeds.” We intend to use the net proceeds from this offering for commercialization of our Atlas Detection Assays and the placement of our Atlas instruments, research and development activities, as well as for working capital and other general corporate purposes. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are electing not to take advantage of such extended transition period, and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ Stock Market, or NASDAQ. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations, and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, depending on whether we choose to rely on certain exemptions set forth in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not paid dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of our indebtedness with Comerica and TriplePoint prohibit us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases.

Investors in this offering will pay a higher price than the book value of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $         per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus. In the past, we issued restricted stock, options and warrants to acquire capital stock at prices significantly below the assumed initial public offering price. To the extent any outstanding options or warrants are ultimately exercised, you will sustain further dilution. For further information on this calculation, see the section entitled “Dilution.”

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions:

•	classifying our board of directors into three classes;

•	authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•	providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our results of operations and business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of our product development, the goals of our development activities, estimates of the potential markets for our product candidates, estimates of the capacity of manufacturing and other facilities to support our products, our expected revenues, operations and expenditures and projected cash needs. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the ability of our Atlas solution to provide our customers with accurate, timely test results and improved laboratory efficiencies;

•	the ability of our Atlas Detection Assays and Atlas instrument to gain market acceptance, particularly from key thought leaders in the industry, major food companies and third-party food safety testing laboratories;

•	our ability to increase our revenue, instrument placements and average revenue per instrument;

•	our relationship with Gen-Probe under our license and supply agreements;

•	our relationships with key suppliers, including certain single source suppliers such as Gen-Probe, from whom we obtain our Atlas instrument and supplies for Atlas Detection Assays and certain components and materials used in our assays;

•	our ability to manufacture our complex assays in accordance with precise technological specifications and in sufficient quantities, on a timely basis;

•	our ability to enhance existing products and to develop, introduce and commercialize new products;

•	our ability to protect our intellectual property rights, including the patent rights we license from Gen-Probe;

•	our ability to defend against any future claims that our Atlas Detection Assays and Atlas instrument infringe the patent rights of any third parties;

•	our ability to manage lengthy and variable sales cycles and to forecast revenue and operating expenses;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; and

•	anticipated trends and challenges in our business and the markets in which we operate.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “project,” “predict,” “potential,” “target” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents referenced in this prospectus and filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may make. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of the shares of common stock offered in this offering, or approximately $         million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming the initial public offering price stays the same. An increase of 1,000,000 in the number of shares we are offering, together with a $1.00 increase in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million. A decrease of 1,000,000 in the number of shares we are offering, together with a $1.00 decrease in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would decrease the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and to facilitate our access to the public equity markets. We currently expect to use the net proceeds from this offering as follows:

•	approximately $ million for the commercialization of our Atlas Detection Assays and the placement of our Atlas instruments; and

•	approximately $ million for research and development activities, including the continued development and enhancement of our molecular assay portfolio and the development of the mini Atlas instrument.

We expect to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes, including the costs of operating as a public company. Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our products, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Although we may use a portion of the net proceeds of this offering for the acquisition or licensing, as the case may be, of additional technologies, other assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments to do so.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and currently do not plan to declare cash dividends on shares of our common stock in the foreseeable future. We expect that we will retain all of our available funds and future earnings, if any, for use in the operation and expansion of our business. Our loan agreements with Comerica and TriplePoint prohibit us from paying cash dividends on our common stock and the terms of any future loan agreement we enter into or any debt securities we may issue are likely to contain similar restrictions on the payment of dividends. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, restrictions imposed by applicable law, our overall financial condition and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the conversion upon completion of this offering of all of our outstanding shares of preferred stock into an aggregate of 115,860,042 shares of common stock, (ii) the conversion of our outstanding warrants to purchase shares of our preferred stock into warrants to purchase an aggregate of 2,989,804 shares of our common stock upon completion of this offering, (iii) the elimination of our Series A common stock and Series B common stock and the creation of one series of common stock effected on , (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon completion of this offering;

•	on a pro forma as-adjusted basis to further reflect the issuance and sale by us of shares of our common stock in this offering at the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the receipt by us of the proceeds of such sale.

You should read this information together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” as well as our financial statements and the related notes, which appear elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)
	(in thousands, except share and per share data)
Notes Payable	$9,725	9,725
Convertible preferred stock warrant liability	1,183	—
Series B preferred stock, $0.001 par value; 39,680,000 shares authorized; 37,200,000 issued and outstanding (actual); zero shares authorized, issued and outstanding (pro forma and pro forma as adjusted)	33,450	—
Series C preferred stock, $0.001 par value; 12,090,672 shares authorized, issued and outstanding (actual); zero shares authorized, issued and outstanding (pro forma and pro forma as adjusted)	15,836	—
Series D preferred stock, $0.001 par value; 32,511,979 shares authorized, issued and outstanding (actual); zero shares authorized, issued and outstanding (pro forma and pro forma as adjusted)	43,272	—
Series E preferred stock, $0.001 par value; 33,601,367 shares authorized; 32,934,700 shares issued and outstanding (actual); zero shares authorized, issued and outstanding (pro forma and pro forma as adjusted)	35,142	—
Stockholders’ (deficit) equity:
Undesignated preferred stock, par value $0.0001; no shares authorized; issued or outstanding (actual); shares authorized, no shares issued or outstanding (pro forma and pro forma adjusted)	—	—
Common stock, $0.001 par value; 142,255,835 shares authorized, 13,083,393 shares issued and outstanding (actual), shares authorized, shares issued and outstanding (pro forma); shares authorized, issued and outstanding (pro forma as adjusted)	8	124
Additional paid-in capital	19,683	148,450
Accumulated deficit	(109,141)	(109,141)

Total stockholders’ (deficit) equity	(89,450)	39,433

Total capitalization	$49,158	$49,158	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A                  share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $         million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a one million share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would decrease each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $         million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock to be outstanding upon completion of this offering is based on 13,083,393 shares of our common stock outstanding as of March 31, 2014 and also reflects the conversion of our outstanding preferred stock into an aggregate of 115,860,042 shares of common stock upon completion of this offering and excludes:

•	7,221,184 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan as of March 31, 2014, at a weighted average exercise price of $0.28 per share;

•	2,989,804 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $1.05 per share, which warrants prior to the completion of this offering are exercisable to purchase preferred stock and will be exercisable for common stock following this offering; and

•	2,686,705 additional shares of our common stock reserved for future issuance under our equity incentive plan as of March 31, 2014.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Net historical tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of March 31, 2014. Our pro forma net tangible book value (deficit) as of March 31, 2014 was $         million, or $         per share of common stock. Pro forma net tangible book value (deficit) gives effect to (i) the conversion of all of our outstanding preferred stock into an aggregate of 115,860,042 shares of our common stock which will occur upon the completion of this offering and (ii) the adoption of our amended and restated certificate of incorporation and our amended and restated by-laws, to be effective upon completion of this offering. Our historical net tangible book value (deficit) as of March 31, 2014 would have been approximately $         million, or $         per share of our pro forma outstanding common stock.

Pro forma as adjusted net book value is our pro forma net tangible book value (deficit), plus the effect of the sale of shares of our common stock in this offering at the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net book value as of March 31, 2014 would have been approximately $         million, or $         per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders, and an immediate dilution of $         per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2014	$
Pro forma increase in net tangible book value per share attributable to the conversion of preferred stock
Pro forma net tangible book value per share as of March 31, 2014
Pro forma increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share, after giving effect to this offering

Dilution of pro forma as adjusted net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value, by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $         per share and the dilution to new investors by $         per share,

assuming the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. A one million share increase in the number of shares offered by us together with a concomitant $1.00 increase in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase the pro forma as adjusted net tangible book value by $         per share and the dilution to new investors by $         per share, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely, a one million share decrease in the number of shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would decrease the pro forma as adjusted net tangible book value by $         per share and the dilution to new investors by $         per share, after deducting underwriting discounts and commissions and any estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $         per share, which amount represents an immediate increase in net tangible book value of $         per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of $         per share of our common stock to new investors purchasing shares of common stock in this offering.

If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution. The above discussion and table are based on 13,083,393 shares of our common stock outstanding as of March 31, 2014 and also reflects the conversion of our outstanding preferred stock into an aggregate of 115,860,042 shares of common stock upon completion of this offering and excludes:

•	7,221,184 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan as of March 31, 2014, at a weighted average exercise price of $0.28 per share;

•	2,989,804 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $1.05 per share, which warrants prior to the completion of this offering are exercisable to purchase preferred stock and will be exercisable for common stock following this offering; and

•	2,686,705 additional shares of our common stock reserved for future issuance under our equity incentive plan as of March 31, 2014.

The following table summarizes, on the pro forma as adjusted basis described above as of March 31, 2014, the difference between the number of shares of common stock purchased from us the total consideration paid to us and the average price per share paid to us by our existing stockholders and by new investors purchasing shares of common stock in this offering at the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) before the deduction of underwriting discounts and commissions and estimated offering expenses payable by us. Investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering
New Investors participating in this offering

Total

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by $        , and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percentage of total consideration paid by new investors by approximately     % assuming that the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) price remains the same.

The number of shares purchased from us by existing stockholders is based on 13,083,393 shares of our common stock outstanding as of March 31, 2014 and also reflects the conversion of our outstanding preferred stock into an aggregate of 115,860,042 shares of common stock upon completion of this offering and excludes:

•	7,221,184 shares of our common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plan as of March 31, 2014, at a weighted average exercise price of $0.28 per share;

•	2,989,804 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2014, at a weighted average exercise price of $1.05 per share, which warrants prior to the completion of this offering are exercisable to purchase preferred stock and will be exercisable for common stock following this offering; and

•	2,686,705 additional shares of our common stock reserved for future issuance under our equity incentive plan as of March 31, 2014.

To the extent that outstanding options and warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to new investors participating in this offering.

SELECTED FINANCIAL DATA

The following table summarizes our selected consolidated financial data for the periods and as of the dates indicated. Our selected statements of operations data for each of the years in the periods ended December 31, 2013 and 2012, and our selected consolidated balance sheet data as of December 31, 2013 and 2012, have been derived from our audited consolidated financial statements and their related notes, which are included elsewhere in this prospectus. The selected statements of operations data for the three months ended March 31, 2014 and 2013 and the balance sheet data as of March 31, 2014 have been derived from our unaudited financial statements included elsewhere in this prospectus. In our opinion, these unaudited financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. Our historical results are not necessarily indicative of our future results, and our operating results for the three-month period ended March 31, 2014 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2014 or any other interim periods or any future year or period. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and their related notes thereto, which are included elsewhere in this prospectus.

	Three Months Ended		Year Ended
	March 31, 2014	March 31, 2013	December 31, 2013	December 31, 2012
	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$828	$266	$2,182	$105
Operating expenses:
Cost of revenue	1,265	1,873	6,600	3,186
Research and development	1,842	1,752	7,568	9,584
Selling, general and administrative	5,048	4,258	17,483	16,052
Amortization of intangible assets	42	42	168	168

Total operating expenses	8,197	7,925	31,819	28,990

Operating loss	(7,369)	(7,659)	(29,637)	(28,885)
Change in fair value of financial instruments	(603)	18	(2,595)	4,996
Interest income (expense), net	(389)	(74)	(438)	(140)

Loss before income taxes	(8,361)	(7,715)	(32,670)	(24,029)
Income tax provision (benefit)	6	—	(3,092)	(783)

Net loss and comprehensive loss	$(8,367)	$(7,715)	$(29,578)	$(23,246)

Loss per common share:
Basic and diluted	$(1.20)	$(1.66)	$(5.14)	$(6.39)

Weighted average common shares outstanding, basic and diluted	6,996,023	4,648,792	5,741,792	3,639,094

Unaudited pro forma net loss per common share, basic and diluted(1)	$(0.07)		$(0.30)

Unaudited pro forma weighted average common shares used in computing unaudited pro forma net loss per common share, basic and diluted(1)	122,855,037		100,121,757

	As of March 31,	As of December 31,
	2014	2013	2012
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$32,699	$32,728	$17,314
Working capital	27,173	33,591	17,432
Total assets	56,280	59,114	38,417
Convertible preferred stock warrant liability	1,183	212	100
Total convertible preferred stock	127,700	127,797	100,537
Accumulated deficit	(109,141)	(100,774)	(71,196)
Total stockholders’ deficit	$(89,450)	$(81,344)	$(69,728)

(1)	Pro forma to give effect to (i) the conversion upon completion of this offering of all of our outstanding shares of preferred stock into an aggregate of shares of common stock, (ii) the conversion of our outstanding warrants to purchase shares of our preferred stock into warrants to purchase an aggregate of 2,989,804 shares of our common stock upon completion of this offering, (iii) the elimination of our Series A common stock and Series B common stock and the creation of one series of common stock effected on , and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with the section entitled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our expectations regarding future operating results and future capital requirements, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Background

We are a molecular diagnostics company initially focused on providing advanced testing solutions for the detection of foodborne pathogens, which is projected to be the fastest growing segment of the $2 billion food safety testing market. The proprietary molecular technology used in our assays enables us to offer accurate and rapid testing solutions while our fully automated instrument helps our customers reduce labor costs and minimize operator error. We recently launched our proprietary Atlas Detection Assays and Atlas instrument in the North American food safety testing market and have worldwide rights to develop and commercialize our advanced molecular testing solutions for a wide range of other industrial applications.

Our company was founded in 2009 through a spin-off of the industrial application market assets of Gen-Probe. The spin-off included a worldwide license for Gen-Probe’s molecular assay technologies in the industrial application markets, access to certain instrument platforms as well as 18 key development personnel. Our advanced molecular assays and automated instruments are derived from Gen-Probe technologies, which Gen-Probe uses in the highly regulated clinical diagnostics and blood screening markets.

We are initially focused on the commercialization of a comprehensive menu of molecular diagnostic products for the detection of foodborne pathogens under the Atlas brand name. We believe that current pathogen test methods have significant performance gaps with respect to accuracy, time to results and automation, which are areas of critical importance to food processors, third-party contract testing laboratories and the government agencies that regulate food safety. Our Atlas solution is designed to provide our customers with accurate and rapid test results with reduced labor costs and improved laboratory efficiencies.

Our commercial success is dependent upon our ability to successfully market our Atlas Detection Assays and Atlas instrument. Although we are in the early stages of commercialization and rely on a limited number of customers, our initial customers include key opinion leaders in food safety testing. Through March 31, 2014, we have installed 32 Atlas instruments pursuant to commercial agreements. Our sales cycle is lengthy, often lasting longer than 12 months, which makes it difficult for us to accurately forecast revenue and other operating results. Additionally, this lengthy sales cycle may cause revenue and operating results to vary significantly from period to period. For the three months ended March 31, 2014, we generated approximately $828,000 in revenue which was derived from a small number of customers. Since our inception in 2009, we have devoted substantially all of our resources to the development and commercialization of our advanced molecular testing solutions. We have incurred significant losses since our inception, and as of March 31, 2014, our accumulated deficit was $109.1 million. We expect to continue to incur operating losses over the near term as we expand our commercial operations. In order to achieve and sustain profitability, we will need to significantly increase the number of customers that are using our products.

Financial Operations Overview

Revenue

Our revenue is derived primarily from the sale of our Atlas Detection Assays and consumable supplies for our Atlas instruments. Our Atlas Detection Assays and our consumable supplies are designed to be used only on our Atlas instruments and our Atlas instruments will only accept our Atlas Detection Assays and our consumable supplies. This closed system model enables us to generate recurring revenue from the sale of our Atlas Detection Assays and other consumable supplies for use with each Atlas instrument we place. We mostly place our Atlas instruments with customers through reagent rental agreements, and recover the cost of providing the Atlas instruments, including services related to instrument maintenance, repairs, installation and training to our customers, in the amount charged for our Atlas Detection Assays. The reagent rental agreements are typically for one-year periods and have no minimum purchase obligations.

Shipping and handling costs incurred by us are included in our billings to customers. Revenue is generally recognized when our Atlas Detection Assays and other consumable supplies are shipped to the customer.

In addition to the sale of our Atlas Detection Assays, we generate limited revenue from instrument rental and service and maintenance contracts. Revenue from instrument rental and service and maintenance contracts is recognized ratably over the term of the contract. We also offer our Atlas instruments for sale. Through March 31, 2014, we had sold two Atlas instruments, both of which were sold in the year ended December 31, 2013.

We expect our future revenue to be primarily generated from the sale of our Atlas Detection Assays and consumable supplies through reagent rental agreements. Our current menu of Atlas Detection Assays includes tests for Salmonella, Listeria genus, Listeria monocytogenes and E. coli O157:H7 and Shiga toxin-producing E. coli. These Atlas Detection Assays were first made available for commercial use as follows: Listeria genus in January 2012; Salmonella in March 2012; Listeria monocytogenes in November 2013; and E. coli O157:H7 and Shiga toxin-producing E. coli in January 2014. We expect increases in sales of our Atlas Detection Assays will be driven primarily by increased commercial placements and higher usage of our Atlas instruments.

Operating Expenses

Cost of Revenue

Cost of revenue primarily consists of the cost of materials, direct labor and manufacturing overhead costs associated with the production and distribution of our Atlas Detection Assays and consumable supplies for our Atlas instruments. Cost of revenue also includes depreciation on Atlas instruments installed with our customers under reagent rental or rental agreements, expenses related to service and maintenance of instruments, and royalties payable under a technology license with Gen-Probe. We purchase our Atlas instruments from Gen-Probe at defined prices pursuant to a supply agreement entered into in 2011.

We manufacture our Atlas Detection Assays and consumable supplies in our San Diego facility, which has significant capacity for expansion. To date, the underutilized capacity in this facility has contributed to a high cost of revenue relative to revenue.

We expect our cost of revenue to increase as we place additional Atlas instruments and manufacture and sell an increasing number of our Atlas Detection Assays and consumable supplies. We believe cost of revenue as a percentage of revenue will decrease in future periods as our manufacturing and sales volumes of Atlas Detection Assays increase.

Research and Development

Our research and development expenses are primarily associated with costs incurred for development, improvements and support activities for our Atlas Detection Assays, such as our assays for Salmonella, Listeria,

E. coli O157:H7, Shiga toxin-producing E. coli and Listeria monocytogenes. These expenses consist principally of payroll, employee benefits, as well as fees for contract research, consulting services and laboratory supplies. We expense all research and development costs as incurred.

We expect to remain focused on developing additional Atlas Detection Assays in the near term, and we expect our research and development expenses to be consistent with or below their current level.

Selling, General and Administrative

Our selling, general and administrative expenses include costs associated with our sales organization as well as our executive, accounting, information technology and human resources functions. These expenses consist principally of payroll, employee benefits, travel, and stock-based compensation, as well as professional services fees such as consulting, audit, tax and legal fees, and general corporate costs. We expense all general and administrative expenses as incurred.

We expect our selling, general and administrative expenses to increase primarily as a result of costs related to us operating as a public company, such as additional legal, accounting, corporate governance, and investor relations expenses, and higher directors’ and officers’ insurance premiums.

Amortization of Intangible Assets

In connection with our spin-off from Gen-Probe, we acquired certain in-process research and development projects that were recorded as an intangible asset with an indefinite life. Upon completion of the development of our first Atlas Detection Assay in January 2012, the amounts were transferred from in-process research and development to a definite life intangible asset and we initiated amortization of the asset over its estimated useful life of 10 years.

We do not expect amortization expenses for these intangible assets to change in future periods.

Other Income (Expenses)

Change in Fair Value of Financial Instruments

We recognize changes in fair value of certain financial instruments outstanding during the reporting period. These instruments are comprised of warrants and rights to purchase our preferred stock.

Until the completion of an initial public offering of our common stock, changes to the fair value of warrants for our preferred stock may result in expenses or income, depending on the value of our preferred stock. Upon completion of this offering, the preferred stock warrants will automatically convert into warrants to purchase common stock, and are expected to be reclassified into additional paid-in capital at that time unless exercised earlier.

Interest Income (Expense), net

Interest income is derived from cash and cash equivalents held with our banking institutions. Interest income fluctuates based on the current interest rate available from our banking institutions and the amount of cash held in such accounts. Interest expense is derived from $10.0 million of debt outstanding under the two loan and security agreements we entered into in November 2013, see “—Liquidity and Capital Resources” below for further details, and the extended payment terms provided to us by Gen-Probe, a former related party, on the purchase of Atlas instruments.

We expect our interest expense to increase as we purchase additional instruments to place with customers and as a result of entering into the two loan and security agreements in November 2013.

Results of Operations

Comparison of the Three Months Ended March 31, 2014 to the Three Months Ended March 31, 2013

	Three Months Ended March 31,		Change
	2014	2013	$	%
	(amounts in thousands, except percentages)
Statement of Operations Data:
Revenue	$828	$266	$562	211%
Operating Expenses
Cost of revenue	1,265	1,873	(608)	(32)
Research and development	1,842	1,752	90	5
Selling, general and administrative	5,048	4,258	790	19
Amortization of intangible asset	42	42	—	—

Total operating expenses	8,197	7,925	272	3

Loss from operations	(7,369)	(7,659)	290	(4)
Other (expense) income:
Change in fair value of financial instruments	(603)	18	(621)	(3,450)
Interest income (expense), net	(389)	(74)	(315)	426
Net loss	$(8,367)	$(7,715)	$(652)	8%

Revenue

Revenue increased by $562,000 to $828,000 for the three months ended March 31, 2014, from $266,000, for the three months ended March 31, 2013. During the three months ended March 31, 2014, we sold 99,000 Atlas Detection Assays compared to 24,000 in the three months ended March 31, 2013. Of the increase in the number of assays sold in the three months ended March 31, 2014 compared to the same period ended March 31, 2013, approximately 14,000, or 14%, were of the Listeria monocytogenes, E. coli O157:H7 and Shiga toxin-producing E. coli assays, none of which were available for commercial use in the first quarter of 2013. The increased demand for our Atlas Detection Assays resulted from an increase in the number of Atlas instruments placed with commercial customers. As of March 31, 2014, we had 32 instruments placed with customers under commercial agreements, compared to 12 instruments as of March 31, 2013.

For the three months ended March 31, 2014, the average revenue per instrument placed under commercial agreements was approximately $25,000, compared to $22,000 for the three months ended March 31, 2013. Our four largest customers, which each accounted for more than 10% of revenues, generated an aggregate of $683,000 of revenue in the three months ended March 31, 2014, which represents average revenue per instrument of approximately $37,000. We do not believe all of our customers have reached full commercial utilization as of March 31, 2014 and we therefore expect average revenue per commercial instrument to increase in future periods.

Operating Expenses

Cost of Revenue

Cost of revenue decreased by $608,000 to $1.3 million for the three months ended March 31, 2014, from $1.9 million for the three months ended March 31, 2013. The decrease was primarily due to higher production volume of Atlas Detection Assays and consumable supplies during the three months ended March 31, 2014, which reduced the charge for period costs related to the underutilization of our production facility.

Research and Development

Research and development remained relatively consistent at $1.8 million for the three months ended March 31, 2014 and 2013, respectively.

Selling, General and Administrative

Selling, general and administrative expense increased by $790,000 to $5.0 million for the three months ended March 31, 2014, from $4.3 million for the three months ended March 31, 2013. The increase was primarily due to a $195,000 increase in supplies used for customer evaluations, a $159,000 increase in payroll and benefits expenses due to an increase in headcount, a $126,000 increase in audit and consulting fees, a $117,000 increase in administrative expenses and a $97,000 increase related to promotional activities associated with commercialization of our products.

Amortization of intangible assets

Amortization of intangibles for the three months ended March 31, 2014 was unchanged compared to the three months ended March 31, 2013.

Other (Expense) Income

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments decreased by $621,000 to an expense of $603,000 for the three months ended March 31, 2014 from a gain of $18,000 for the three months ended March 31, 2013. This decrease was primarily driven by a change in the assumptions used in the valuation of our preferred stock warrants, which included approximately $435,000 of prior period amounts recognized as expense in the three months ended March 31, 2014 as well as an increase in the number of warrants outstanding during the three months ended March 31, 2014 compared to the three months ended March 31, 2013.

Interest Income (Expense), net

Net interest expenses increased by $315,000 to $389,000 for the three months ended March 31, 2014, from a net interest expense of $74,000 for the three months ended March 31, 2013. The increase was primarily due to an increase in the deferred balance owed to Gen-Probe pursuant to the payment terms under our supply agreement with Gen-Probe as well as interest expense related to the loan and security agreements entered into with Comerica Bank and TriplePoint in November of 2013.

Comparison of the Year Ended December 31, 2013 to the Year Ended December 31, 2012

	Year Ended December 31,		Change
	2013	2012	$	%
	(amounts in thousands, except percentages)
Statement of Operations Data:
Revenue	$2,182	$105	$2,077	1,978%
Operating Expenses
Cost of revenue	6,600	3,186	3,414	107
Research and development	7,568	9,584	(2,016)	(21)
Selling, general and administrative	17,483	16,052	1,431	9
Amortization of intangible asset	168	168	—	—

Total operating expenses	31,819	28,990	2,829	10

Loss from operations	(29,637)	(28,885)	(752)	3
Other (expense) income:
Change in fair value of financial instruments	(2,595)	4,996	(7,591)	(152)
Interest income (expense), net	(438)	(140)	(298)	215
Income tax provision (benefit)	$(3,092)	$(783)	(2,309)	295

Net loss	$(29,578)	$(23,246)	$(6,332)	27%

Revenue

Revenue increased to $2.2 million for the year ended December 31, 2013, from $105,000, for the year ended December 31, 2012. During 2013, we sold 205,000 Atlas Detection Assays compared to 8,000 in 2012. The entire increase was associated with our Listeria genus and Salmonella assays, which were available throughout 2012 and 2013. These increases were primarily due to increased demand for our Atlas Detection Assays resulting from an increase in the number of Atlas instruments placed with commercial customers. As of December 31, 2013, we had 23 instruments placed with customers under commercial agreements, compared to eight instruments as of December 31, 2012.

For the year ended December 31, 2013, the average revenue per instrument placed under commercial agreements was approximately $83,000, compared to $12,000 for the year ended December 31, 2012. We expect the average revenue per commercial instrument to increase as more of our customers complete their implementation of the Atlas instrument and increase their commercial utilization of the Atlas instrument in their operations. Our two largest customers generated $1.3 million of revenue for the year ended December 31, 2013, and achieved average revenue per instrument of $260,000. We believe both of these customers reached their full commercial utilization early in 2013.

Operating Expenses

Cost of Revenue

Cost of revenue increased by $3.4 million, to $6.6 million for the year ended December 31, 2013, from $3.2 million for the year ended December 31, 2012. The increase was primarily due to higher volumes of Atlas Detection Assays and consumable supplies sold, period costs related to the underutilization of our production facility during the year which was a result of the delay in our commercialization, as well as higher depreciation and other costs associated with the increased number of installed Atlas instruments.

Research and Development

Research and development decreased by $2.0 million to $7.6 million for the year ended December 31, 2013 from $9.6 million for the year ended December 31, 2012. The decrease was primarily due to a $1.8 million decrease in supplies and materials used in development of our Atlas Detection Assays as we prepared for commercial launch, and a $188,000 decrease in payroll and benefits expenses which was primarily due to the departure of a senior employee and lower variable compensation expense.

Selling, General and Administrative

Selling, general and administrative expense increased by $1.4 million to $17.5 million for the year ended December 31, 2013 from $16.1 million for the year ended December 31, 2012. The increase was primarily due to a $1.1 million increase in payroll and benefits expenses as we expanded our commercial organization and a $463,000 increase related to promotional activities associated with the commercial launch of our products, offset by a decrease in depreciation expense of $168,000.

Amortization of intangible assets

Amortization of intangibles for the year ended December 31, 2013 was unchanged compared to the year ended December 31, 2012.

Other (Expense) Income

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments decreased by $7.6 million, to a loss of $2.6 million for the year ended December 31, 2013, from a gain of $5.0 million for the year ended December 31, 2012. The loss of $2.6 million for the year ended December 31, 2013 was primarily driven by an increase in the fair value of our Series A warrants which were issued in June 2013 and settled upon exercise in September 2013. The gain of $5.0 million for the year ended December 31, 2012, was primarily driven by a $4.1 million increase related to the obligation of our investors to purchase additional Series D shares and a $0.9 million change in the fair value of our convertible preferred stock warrant liability.

Interest Income (Expense), net

Net interest expenses increased by $298,000 to $438,000 for the year ended December 31, 2013, from a net interest expense of $140,000 for the year ended December 31, 2012. The increase was primarily due to an increase in the deferred balance owed to Gen-Probe, pursuant to the payment terms under our supply agreement with Gen-Probe, as well as interest expense related to the $5.0 million borrowed in November 2013 under our loan and security agreements.

Income tax (provision) benefit

The income tax benefit increased by $2.3 million to a benefit of $3.1 million for the year ended December 31, 2013, from a benefit of $783,000 for the year ended December 31, 2012. The increase was primarily driven by an increase in the sale of net operating losses under the State of New Jersey’s Technology Business Tax Certificate Program. The benefit in 2013 relates to the reversal of the valuation allowance associated with $46.8 million of New Jersey State tax net operating losses for which the sale was approved by the New Jersey Economic Development Authority in December 2013. The benefit in 2012 related to the sale of $12.7 million of our New Jersey state tax net operating losses in December 2012.

Liquidity and Capital Resources

To date, our operations have been primarily financed through private sales of shares of our preferred stock and debt. We have incurred negative cash flows from operating and investment activities since our inception in 2009. Since inception, we have devoted our resources to funding research and development and to commercializing the assets and technology acquired from Gen-Probe. Our business generally involves placement of Atlas instruments with our customers under reagent rental agreements. As a result, as our business expands, we expect to incur significant negative upfront cash outlays for the purchase and installation of additional Atlas instruments from Gen-Probe, to be offset by later positive operating cash flows from sales of Atlas Detection Assays and consumable supplies.

At March 31, 2014, we had cash and cash equivalents of $32.7 million and an accumulated deficit of $109.1 million. Based on our cash balances, recurring losses and negative cash flows, the audit opinion on our audited financial statements as of and for the year ended December 31, 2013 includes an explanatory paragraph which states there is substantial doubt about our ability to continue our operations. See “—Operating Capital Requirements” below for additional information regarding our projected operating requirements.

The following table shows a summary of our cash flows for the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014 and 2013 (in thousands):

	Three Months Ended		Year Ended
	March 31, 2014	March 31, 2013	December 31, 2013	December 31, 2012
Net cash used in operating activities	$(4,181)	$(7,360)	$(27,452)	$(27,774)
Net cash used in investing activities	12	(1,472)	(3,410)	(5,929)
Net cash provided by financing activities	4,140	—	46,276	20,004

Net increase (decrease) in cash and cash equivalents	$(29)	$(8,832)	$15,414	$(13,699)

Operating Activities

Net cash used in operating activities was $4.2 million and $7.4 million for the three months ended March 31, 2014 and 2013, respectively, and $27.5 million and $27.8 million for the years ended December 31, 2013 and 2012, respectively.

The decrease of approximately $3.2 million of cash used in operating activities between the three months ended March 31, 2014 and the three months ended March 31, 2013 was primarily related to the receipt of $3.1 million related to the sale of state net operating loss carry-forwards completed in January 2014 and a decrease in our change in inventories of approximately $770,000 partially offset by an increase in our net loss of approximately $652,000.

Net cash used in operating activities was relatively constant at $27.5 million and $27.8 million for the years ended December 31, 2013 and 2012, respectively.

Investing Activities

Net cash provided by investing activities was $12,000 for the three months ended March 31, 2014 compared to net cash used in investing activities of $1.5 million for the three months ended March 31, 2013. Net cash used in investing activities was $3.4 million and $5.9 million for the years ended December 31, 2013 and 2012, respectively. Net cash used in investing activities during the three months ended March 31, 2013 and the years ended December 31, 2013 and 2012 was related to the purchase of property and equipment, primarily Atlas instruments. The decrease of cash used in investing activities in the three months ended March 31, 2014 compared to the three months ended March 31, 2013 and the year ended December 31, 2013 compared to the year ended December 31, 2012 was a result of reduced purchases of instruments compared to the prior respective periods. The reduction in instrument purchases was directly related to a delay in commercialization during 2013.

Under the Atlas supply agreement with Gen-Probe, we can defer up to one-half of the invoice amount for each Atlas instrument we purchase for up to 54 months after delivery. Net cash used in investing activities excludes the amounts deferred under the Atlas supply agreement.

Financing Activities

Net cash provided by financing activities was $4.1 million for the three months ended March 31, 2014 and zero for the three months ended March 31, 2013. Net cash provided by financing activities was $46.3 million and $20.0 million for the years ended December 31, 2013 and 2012, respectively. Net cash provided by financing activities for the three months ended March 31, 2014 consisted of net proceeds from borrowings under our loan and security agreements of $5.0 million partially offset by cash used for costs incurred in the period related to our planned initial public offering of common stock of approximately $845,000. Cash provided by financing activities for the year ended December 31, 2013 consisted primarily of net proceeds from the sale of preferred stock of $41.8 million, net proceeds of $4.7 million under our loan and security agreements and approximately $191,000 of net proceeds from the exercise of preferred stock warrants and common stock options. For the year ended December 31, 2012, cash provided by financing activities was primarily from the sale of preferred stock.

Operating Capital Requirements

We have limited capital resources and have experienced negative cash flows from operations and have incurred net losses since inception. We expect to continue to experience negative cash flows from operations and incur net losses in the near term as we devote substantially all of our efforts to commercializing our products and continued product development. We expect future operating, investment and financing activities to be funded by our product revenue, our existing cash and cash equivalents, and the net proceeds of this offering. Based on our current business plan, we believe that the net proceeds from this offering and existing cash and cash equivalents and interest thereon, will be sufficient to fund our projected operating requirements for at least 24 months following the closing of this offering. Our liquidity requirements have and will continue to consist of research and development expenses, sales and marketing expenses, capital expenditures, working capital and general corporate expenses. Our future liquidity requirements will also include servicing our debt agreements which we entered into in November 2013 and future obligations to our royalty reduction agreement. As demand for our products increases, we expect that our capital requirements will also increase in order to purchase additional Atlas instruments for placement with customers and fund working capital requirements such as inventory and accounts receivable. We expect that we will use a portion of the net proceeds of this offering, in combination with our existing cash and cash equivalents, for these purposes and for increased general and administrative expenses, such as higher insurance costs and professional fees associated with being a public company.

Our business is subject to significant risks and our ability to successfully develop, manufacture and commercialize our products is dependent upon many factors including, but not limited to, risks and uncertainties associated with supply of Atlas instruments and materials required to manufacture our Atlas Detection Assays, product development, manufacturing scale-up, attracting and retaining key personnel, customer acceptance as well as competition. Our present and future funding requirements will depend on many factors, including our revenue growth rate and ability to generate cash flows from operating activities; the level of our sales and marketing and research and development activities; the effect of competing technological and market developments; the cost of and potential delays in product development; any change in regulatory oversight applicable to our products; and the potential costs related to international expansion.

If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, demand for our products is lower than currently expected, or other risks described elsewhere in this prospectus, we may seek to sell common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding, or seek other debt financing. In addition, we may consider raising additional capital to fund operating activities, to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

These statements regarding our future liquidity requirements are forward-looking statements and involve risks and uncertainties and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates regarding our future liquidity requirements on assumptions that may prove to be wrong and we could utilize our available capital resources sooner than we currently expect. If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition, and results of operations could be materially adversely affected.

Net Operating Loss Carryforwards

We have net deferred tax assets of approximately $45.5 million as of December 31, 2013, which are mostly offset by a valuation allowance of approximately $42.4 due to uncertainties surrounding our ability to realize these tax benefits. The deferred tax assets are primarily composed of federal and state tax net operating loss, or NOL, carry-forwards. As of December 31, 2013, we had gross federal NOL carry-forwards of approximately $109.0 million and gross state NOL carry-forwards of approximately $64.0 million available to reduce future taxable income, if any. These federal and state NOL carry-forwards expire at various times beginning in 2029. In general, if we experience a greater than 50% aggregate change in ownership of certain significant stockholders over a three-year period, or a Section 382 ownership change, utilization of our pre-change NOL carry-forwards are subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, and similar state laws. Such limitations may result in expiration of a portion of the NOL carry-forwards before utilization and may be substantial. If we experience a Section 382 ownership change in connection with this offering or as a result of future changes in our stock ownership, some of which changes are outside our control, the tax benefits related to the NOL carry-forwards may be limited or lost.

Term Loan and Security Agreements

In November 2013, we entered into loan and security agreements with each of Comerica Bank, or Comerica, and with TriplePoint Capital LLC, or TriplePoint, pursuant to which we may be eligible to borrow up to an aggregate of $15.0 million in three tranches of $5.0 million each for working capital purposes. The first tranche is subject to the terms of our loan agreement with Comerica and the second and third tranches are subject to the terms of our loan agreement with TriplePoint.

Under the terms of our loan agreement with Comerica, we borrowed $5.0 million, constituting the entirety of the first tranche. The Comerica loan bears interest at Comerica’s Prime Referenced Rate (as defined in the loan agreement with Comerica), subject to a floor of the daily adjusting LIBOR rate plus 2.5%, plus 3.15%, which was 6.4% as of March 31, 2014. The loan is interest-only until June 1, 2015 and matures in 42 months. After the interest-only period, we must repay the loan in 23 consecutive monthly installments, which will consist of accrued interest and equal principal payments in accordance with a 30-month amortization schedule. On the 24th month following the interest-only period, we will be required to make a lump sum payment for the remaining outstanding principal and interest due.

Pursuant to the terms of our loan agreement with TriplePoint, we borrowed $5.0 million in the second tranche in March 2014, and if we have generated at least $10.0 million in revenue between November 21, 2013 and September 30, 2014, we would be eligible to borrow up to an additional $5.0 million in the third tranche, consisting of one or more term loan advances, until December 31, 2014. Borrowings under the TriplePoint Loan will accrue interest at the Prime Rate plus 5.75%, but not less than 9.0%. The borrowings under the second tranche bear interest at 9.5%. Each tranche under the TriplePoint Loan is repayable over 36 months from the borrowing date with an interest-only period of nine months for the second tranche and six months for the third tranche (or 12 months for each tranche upon election by us to extend the interest-only period), and equal monthly installments of principal and interest over the remaining term of the loan after the interest-only period. If we elected to extend the interest-only period, the interest rate would increase to the Prime Rate plus 6.25%, but not less than 9.5%.

As of March 31, 2014, we had $10.0 million outstanding under our loan agreements with Comerica and TriplePoint. We may prepay the loans to Comerica and TriplePoint, in full or in part at any time, provided that no event of default has occurred and is continuing, subject to a prepayment penalty of 2.0% of the prepaid amount if we elect to repay any of these loans prior to November 21, 2014.

In connection with entering into the loan and security agreements, we issued to Comerica a ten-year warrant to purchase an aggregate of 117,647 shares of our Series E preferred stock at an exercise price of $1.28 per share, and we issued to TriplePoint ten-year warrants to purchase an aggregate of 235,294 shares of our Series E preferred stock at an exercise price of $1.28 per share. In connection with the borrowings under the second tranche, the TriplePoint warrants became exercisable for an additional 156,863 shares. In the event of additional borrowings under the third tranche, the TriplePoint warrants will become exercisable for up to an additional 156,863 shares of our Series E preferred stock. The warrants issued to TriplePoint contain net issuance exercise provisions. The Comerica and TriplePoint warrants contain anti-dilution adjustment provisions for stock splits, dividends, combinations, reclassifications or exchanges. The Comerica and TriplePoint warrants have the same “piggyback” registration rights as holders of shares of our Series E preferred stock.

Under the terms of the loan and security agreements with Comerica and TriplePoint and the subordination agreement between TriplePoint and Comerica, we granted Comerica a first priority security interest and granted TriplePoint a second priority security interest in substantially all of our assets, other than our intellectual property.

Contractual Obligations and Commitments

For the three months ended March 31, 2014, there were no significant changes to our contractual obligations from those disclosed in our audited financial statements as of December 31, 2013 contained elsewhere in this prospectus, except for an increase in our notes payable as discussed above under “—Liquidity and Capital Resources.” The following is a summary of our contractual obligations as of March 31, 2014 (in thousands):

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Deferred payment obligations(1)	$4,804	$844	$3,553	$407	$—
Operating lease obligations(2)	5,759	1,033	2,114	1,819	793
Purchase obligations(3)	2,055	2,055	—	—	—
Notes payable(4)	10,370	10,370	—	—	—

Total contractual obligations	$22,988	$14,302	$5,667	$2,357	$793

(1)	The deferred payment obligations are based upon the deferred amounts outstanding for instruments purchased from Gen-Probe as of December 31, 2013. The timing of when these payments are due reflects our current estimates of repayment. We do not believe that future revisions of estimates will have a significant impact on the timing of payments.

(2)	Our operating lease obligations represent the contractual payments due for the lease of our corporate office in Warren, NJ, our laboratory in Warren, NJ and our facility in San Diego, CA.
(3)	Our purchase obligations represent the total cost of instruments and supplies which we are committed to purchase from Gen-Probe. In accordance with the supply agreement we entered into with Gen-Probe, our purchases of Atlas instruments are defined in rolling quarterly forecasts, and these forecasts become binding commitments for approximately nine months of Atlas instrument purchases at any given time. Our obligation to purchase supplies is defined in an annual purchase order submitted to Gen-Probe in the third quarter of each year.
(4)	Such amounts include total principal repayments of $10.0 million and final payment fees of $370,000 and are shown as being due in less than one year as our loan agreements contain material adverse change clauses which allow the lenders to call the debt based on subjective factors regarding our business and performance. Amounts which are or may become payable as interest are excluded from the table, but would approximate $795,000 per year based on the interest rates of our outstanding debt as of March 31, 2014.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risk

As of March 31, 2014 our cash and cash equivalents of $32.7 million were primarily held in money market deposit accounts. Our primary exposure to market risk for our cash and cash equivalents is interest income sensitivity, which is affected by changes in the general level of U.S. interests rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in the interest rates associated with these instruments is not expected to have a material impact on our financial condition or results of operations.

As of March 31, 2014, we had $10.0 million in outstanding principal under the loan and security agreements we entered into during November 2013. These agreements provide for borrowings up to an aggregate of $15.0 million. Subject to certain terms and conditions we may borrow up to an additional $5.0 million. See “—Liquidity and Capital Resources” above for further details. Considering the amounts outstanding and available under the loan and security agreements, we do not believe a 1.0% increase in the interest rate would have a material impact on our financial condition or results of operations.

We have outstanding warrants which are adjusted to and recorded at fair value at each reporting period using the Black-Scholes option pricing model. Although the current interest rate is a factor used in the computation of the fair value, we do not believe a 1.0% increase in the interest rate would have a material impact on our financial condition or results of operations.

We do not have any foreign currency or other derivative financial instruments.

Critical Accounting Policies and Significant Estimates

We have prepared our financial statements in accordance with U.S. generally accepted accounting principles. Our preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosures at the date of the financial statements, as well as revenue and expenses recorded during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions. While all of our significant accounting policies are described in more detail in Note 2 to our audited financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We generate revenue from the sale of our Atlas Detection Assays and consumable supplies for use with our Atlas instruments, as well as limited revenue from instrument rentals and service and maintenance contracts on our Atlas instruments. We generally provide Atlas instruments free of charge under a reagent rental agreement, under which we retain title to the instrument and it remains capitalized on our balance sheet under property and equipment. We recover the cost of providing the Atlas instruments in the amount we charge for Atlas Detection Assays. The reagent rental agreements are typically for one-year periods, and they do not contain minimum purchase obligations. Revenue is recognized over the term of the reagent rental agreement as Atlas Detection Assays and other consumable supplies are shipped. Shipping and handling costs incurred by us are included in our billings to customers.

We recognize revenue from product sales and contract arrangements, net of discounts and sales related taxes where applicable. We recognize product revenue upon shipment provided there is persuasive evidence of an arrangement, there are no uncertainties regarding acceptance, the sales price is fixed or determinable and collection of the resulting receivable is reasonably assured. There is no customer right of return for the Atlas Detection Assays in our sales agreements.

Revenue for leases and service and maintenance contracts are recognized ratably over the term of the contract. Revenue for the sale of Atlas instruments are recognized upon shipment provided that there is persuasive evidence of an arrangement, there are no uncertainties regarding acceptance, the sales price is fixed or determinable and collection of the resulting receivable is reasonably assured.

Trade Accounts Receivable

We evaluate the creditworthiness of each customer on a regular basis. We use judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables if and when collection becomes doubtful, and we also assess on an ongoing basis whether collectability is reasonably assured at the time of sale. Changes to allowances and adjustments for declines in customers’ creditworthiness are recorded as bad debt expense as a component of selling, general and administrative expense. We have not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in our accounts receivable.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable, short-term deferred payments and accrued expenses approximate fair value due to their short-term maturities. Deferred payments are initially recorded at fair value reflecting an estimated interest rate implicit in the extended payment terms. An increase or decrease of 1.0% of the implicit interest rate would result in an immaterial change to the fair value of deferred payments.

Our preferred stock warrants are measured and recorded in the balance sheet at their fair value as determined by us at the balance sheet date based upon the valuation of our company by management, approved by our board of directors, determined with the assistance of third-party valuations obtained at certain dates as discussed under “—Stock-Based Compensation” below, as well as other quantitative and qualitative factors if any at such time. Changes in fair value are recorded on the statement of operations.

Income Taxes

We apply the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. We recognize the benefit of an uncertain tax position that we have taken or expect to take on income tax returns we file if such tax position is more likely than not to be sustained. Our deferred tax assets have been fully offset by a valuation allowance due to uncertainties surrounding our ability to realize these tax benefits.

Inventories

Inventories include raw materials and supplies used for manufacturing of Atlas Detection Assays and finished products held for sale. Our inventories are stated at the lower of cost or estimated realizable value. Cost includes amounts related to materials, applicable labor and manufacturing overhead, and is determined in a manner which approximates the first-in first-out cost method. Manufacturing overhead is based on the normal capacity of our production facilities. We recognize costs associated with abnormal production in the period in which they are incurred. Reserves are recorded for expiry, obsolescence and net realizable value, based on management’s review of inventories on hand, compared to estimated future demand, shelf-life and the likelihood of obsolescence.

Stock-Based Compensation

We account for stock-based compensation arrangements with our employees, consultants, and non-employee directors using a fair value method, which requires us to recognize compensation expense for costs related to all stock-based payments. To date, our stock-based awards have included grants of stock options and restricted stock. The fair value method requires us to estimate the fair value of stock-based awards to employees and non-employees on the grant date using the Black-Scholes option-pricing model. The fair value is then recognized, net of estimated forfeitures, as stock-based compensation expense over the requisite service period, which is typically the vesting period, of the award.

The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected stock price volatility and the expected life of stock options. As a private company, we do not have sufficient history to estimate the volatility of our common stock price or the expected term of our stock options. We calculate expected volatility based on historical volatility data of a representative group of companies that are publicly traded. We selected representative companies with comparable characteristics to us, including risk profiles, position within the industry, and with historical stock price information sufficient to meet the expected term of the stock-based awards. We compute the historical volatility of this selected group using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our stock-based awards. We will continue to use the representative group volatility information until the historical volatility of our common stock is relevant to measure expected volatility for future stock option grants.

We determine the expected term of stock options according to the “simplified” method. Under this method, the expected term is calculated as the average of the time-to-vesting and the contractual life of the stock option. The assumed dividend yield is based on our expectation that we will not pay dividends in the foreseeable future, which is consistent with our history of not paying dividends. We determine the risk-free interest rate by using the equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the grant date. We estimate forfeitures at the time of grant and revise our estimates, as appropriate, but actual future forfeiture rates may differ. If actual results differ significantly from these estimates, stock-based compensation expense and our statements of operations and comprehensive loss could be materially impacted.

For the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, we estimated the fair value of stock options at their respective grant dates using the following assumptions:

	For the three months ended March 31,		For the year ended December 31,
	2014	2013	2013	2012
Expected life in years	5.9-6.0	6.0	5.93	6.06
Interest rate	2.01%-2.04%	1.01%	0.99% - 1.94%	0.82% - 1.32%
Volatility	60%	70%	60% -70%	70%
Dividend yield	—	—	—	—

Determination of the Fair Value of Common Stock on Grant Dates

We are a privately held company with no active public market for our common stock. Therefore, our board of directors, with the assistance and upon the recommendation of management, has for financial reporting purposes periodically determined the estimated per share fair value of our common stock at various dates after considering numerous factors, including business progress and developments at our company, market conditions and contemporaneous independent third-party valuations consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. We performed these contemporaneous valuations as of December 31, 2012, December 31, 2013 and March 31, 2014 and to coincide with our Series E preferred stock issuances at June 15, 2013 and November 20, 2013. In conducting these valuations, we considered all objective and subjective factors that it believed to be relevant in each valuation conducted, including management’s best estimate of our business condition, prospects, and operating performance at each valuation date. Within the contemporaneous valuations, a range of factors, assumptions, and methodologies were used. The significant factors included:

•	that we are a privately held company with illiquid securities;

•	our stage of commercialization;

•	our historical operating results;

•	valuations of comparable public companies;

•	our discounted future cash flows, based on our projected operating results;

•	the likelihood of achieving a liquidity event for shares of our common stock, such as an IPO, given prevailing market conditions; and

•	our capital structure, including the rights and preferences of our various classes of equity.

The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In such instances, the estimated per share fair value of our common stock has been determined by the Board, with the assistance and upon the recommendation of management, after considering numerous factors, including business progress and developments at our company, market conditions and the most recently completed independent third-party valuation.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, stage of commercial growth, the timing of a potential initial public offering or other liquidity event, and the determination of the appropriate valuation method at each valuation date. If we had made different assumptions, our stock-based compensation expense, net loss applicable to common stockholders, and net loss per share applicable to common stockholders could have been significantly different.

The following table summarizes by grant date the number of shares of common stock subject to stock options and restricted stock granted from January 1, 2013 through the date of this prospectus, as well as the associated per share exercise price and the per share estimated fair value of the underlying common stock.

Date of Issuance	Type of Award	Number of Shares	Exercise Price per Share	Common Stock Fair Value per Share on Grant Date
January 2, 2013	Option	42,000	$0.33	$0.09
May 13, 2013	Option	904,000	0.09	0.09
July 30, 2013	Option	183,000	0.34	0.34
August 31, 2013	Option	28,500	0.34	0.34
December 6, 2013	Option	791,600	0.58	0.58
December 6, 2013	Restricted Stock	4,850,000	—	0.58
March 19, 2014	Option	48,500	0.66	0.66

Stock Option Exercise Price Per Share

The exercise prices per share for the stock-based compensation grants shown in the table above were approved by our board of directors, with the assistance and upon the recommendation of management, after considering numerous factors, including business progress and developments at our company, market conditions and independent third-party valuations. In determining the exercise price of stock options granted on January 2, 2013, the Board considered numerous factors, including business progress and developments at our company, market conditions and an independent third-party valuation as of December 31, 2011, as the December 31, 2012 valuation was not yet completed. In determining the exercise price of stock options granted on May 13, 2013, the Board considered numerous factors, including business progress and developments at our company, market conditions and the independent third-party valuation as of December 31, 2012. In determining the exercise price of stock options granted on July 30, 2013 and August 31, 2013, the Board considered numerous factors, including business progress and developments at our company, market conditions and the independent third-party valuation as of June 15, 2013. In determining the exercise price of stock options granted on December 6, 2013, the Board considered numerous factors, including business progress and developments at our company, market conditions and the independent third-party valuation as of November 20, 2013. In determining the exercise price of stock options granted on March 19, 2014, the Board considered numerous factors, including business progress and developments at our company, market conditions and the independent third-party valuation as of December 31, 2013.

Common Stock Valuation Methodologies

Our board of directors estimated our enterprise value as of the various valuation dates using a market approach and/or an income approach, which are acceptable valuation methods in accordance with the Practice Aid. Under the market approach, enterprise value can be estimated by evaluating recent arm’s length transactions involving the sale of our preferred stock to investors and by comparisons to similar publicly traded companies. Under the income approach, enterprise value can be estimated using the discounted cash flow method. Additionally, each valuation reflects a marketability discount, resulting from the illiquidity of our common stock.

As provided in the Practice Aid, there are several approaches for allocating enterprise value of a privately held company among the securities held in a complex capital structure. The possible methodologies include the option-pricing method, or OPM, the probability-weighted expected return method, or PWERM, and the current-value method. The OPM treats common stock and preferred stock as call options on the equity value. The exercise prices associated with these call options vary according to the liquidation preference of the preferred stock, the preferred stock conversion price, the exercise prices of common stock options, and other features of a company’s equity capital structure. Under the PWERM, shares are valued based upon the probability-weighted present value of expected future returns, considering various future outcomes available to us, as well as the rights of each share class. The current-value method, which is generally only used for early stage companies, is based on first determining enterprise value using a market, income or asset-based approach, and then allocating that value to the preferred stock based on its liquidation preference or conversion value, whichever would be greater.

As of and prior to December 31, 2012, we utilized the OPM model to determine the fair value of our common stock. Commencing with our June 15, 2013 valuation, we utilized a hybrid of the OPM model and a market model.

December 31, 2012 Valuation

Our board of directors, with the assistance and upon the recommendation of management, determined the fair value to be $0.09 per share as of December 31, 2012 after considering numerous factors, including business progress and developments at our company, market conditions and a contemporaneous independent third-party valuation. We estimated our enterprise value using the discounted cash flow method under the income approach. We deemed this approach preferable compared to the market approach as there were no recent arm’s length transactions involving the sale of our preferred stock to investors, nor did we have meaningful financial metrics with which to compare to any similar publicly traded company. We then used an OPM to allocate our firm value among the classes of securities according to the rights and privileges of each security.

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Applying this method, the common stock has value only if the funds available for distribution to stockholders exceeds the value of the liquidation preference at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

The following table summarizes the significant assumptions used in the OPM model to determine the fair value of our common stock as of December 31, 2012:

OPM
Years to liquidity	2.0
Annual volatility	70%
Risk-free rate	0.25%

We determined the estimated time to liquidity as 2.0 years based on then-current plans and estimates of our board of directors and management regarding a liquidity event. We estimated annual volatility based on the observed historical volatility of publicly-traded shares issued by companies which are comparable to ours.

We applied a 30% discount for lack of marketability to the value indicated for our common stock. We believe that a discount was appropriate because our common stock was unregistered, and because the holder of a minority interest in the common stock might not be able to influence the timing of a liquidity event. Our estimate of the appropriate discount for lack of marketability was based on review of various studies on lack of marketability as well as on qualitative factors specific to us and our securities, consistent with the Practice Aid.

At each valuation date, we use our then-current forecast of future cash flows as a key assumption in the OPM model to determine the fair value of our common stock. The decrease in the fair value of our common stock from $0.33 to $0.09 on December 31, 2012 was primarily attributable to a downward revision in our forecast resulting from a delay in commercialization of our Atlas Detection Assays. The delay in commercialization caused a corresponding delay in the forecasted cash flows used in the OPM model as of December 31, 2012 as compared to those used in the valuation as of December 31, 2011.

In preparing our September 30, 2013 financial statements, we concluded that the fair value of the common stock underlying the stock options granted on January 2, 2013 and May 13, 2013, was $0.09 for financial reporting purposes. Our estimate of fair value of $0.09 per share for the January 2, 2013 and May 13, 2013 grants was based on the contemporaneous valuation of our common stock on December 31, 2012 and our determination that no other events or factors during the period would change the fair value of our common stock from the December 31, 2012 valuation.

June 15, 2013 Valuation

In connection with the closing of our initial Series E financing on June 15, 2013, our board of directors, with the assistance and upon the recommendation of management, determined the fair value to be $0.34 per share as of June 15, 2013 after considering numerous factors, including business progress and developments at our company, market conditions and an independent third-party valuation. Due to our commercial progress achieved in 2013, and as the estimated time to a liquidity event decreased, we determined our enterprise value under a non-IPO scenario and an IPO scenario, which we refer to as the hybrid method. For the non-IPO scenario, we estimated our enterprise value under the income approach using the discounted cash flow method. For the IPO scenario, using the guideline public company, or GPC, method, we estimated our enterprise value using a market approach based on multiples of our projected revenue.

Using the enterprise value determined under the two methods, value was then applied among the different classes of securities. In the non-IPO scenario, we used the OPM, which allocates our firm value among the classes of securities according to the rights and privileges of each security, in a manner consistent with the December 31, 2012 valuation. The forecast of future cash flows used in the OPM continued to decrease as a result of the delay in the commercialization of our products. For the IPO scenario, we determined all classes of securities would be treated as equal to factor in the conversion of preferred stock into common stock upon the closing of an IPO.

We assigned a 40% probability to the IPO scenario and a 60% probability to the OPM scenario. The primary factors that supported these probabilities were the progression made transitioning from a development stage company into a commercial entity as well as preliminary discussions with capital market experts which resulted in an acceleration of the expected time to a liquidity event.

Subsequent to weighting the two scenarios, we applied a discount for lack of marketability of 15% to reflect the increased risk arising from the inability to readily sell the shares, which yielded an estimated value attributable to common stockholders of $0.34 per share.

The following table summarizes the significant assumptions used in the hybrid method to determine the fair value of our common stock as of June 15, 2013:

	IPO	OPM
Probability weighting	40%	60%
Years to liquidity	1.0	1.0
Annual volatility	N/A	60%
Risk-free rate	N/A	0.13%

In the June 2013 valuation, we determined the time to liquidity was approximately 1.0 years, as compared to the 2.0 years used in our December 31, 2012 valuation, which represents the passage of time and our then-current plans and estimates of our board of directors and management regarding the time to a liquidity event at that date.

The increase in the fair value of our common stock from $0.09 to $0.34 on June 15, 2013 was primarily attributable to:

•	$25.0 million in additional equity financing in June 2013;

•	decrease in the estimated time to liquidity; and

•	corresponding decrease in the discount for lack of marketability from 30% at the December 31, 2012 valuation to 15% at the June 15, 2013 valuation to reflect the increased likelihood and the proximity of an IPO.

In preparing our September 30, 2013 financial statements, we concluded that the fair value of the common stock underlying the stock options granted on July 30, 2013 and August 31, 2013, was $0.34 for financial reporting purposes. Our estimate of fair value of $0.34 per share for the July 30, 2013 and August 31, 2013 grants was based on the contemporaneous valuation of our common stock on June 15, 2013 and our determination that no other events or factors during the period would change the fair value of our common stock from the June 15, 2013 valuation.

November 20, 2013 Valuation

In connection with the closing of our Series E financing on November 20, 2013, our board of directors, with the assistance and upon the recommendation of management, determined the fair value to be $0.58 per share as of November 20, 2013 after considering numerous factors, including business progress and developments at our company, market conditions and a contemporaneous independent third-party valuation. Due to our continued commercial progress achieved in 2013, and as the estimated time to a liquidity event decreased, we again determined our enterprise value under a non-IPO scenario and an IPO scenario, which we refer to as the hybrid method. For the non-IPO scenario, we estimated our enterprise value under the income approach using the discounted cash flow method. For the IPO scenario, using the GPC method, we estimated our enterprise value using a market approach based on multiples of our projected revenue.

Using the enterprise value determined under the two methods, value was then applied among the different classes of securities. In the non-IPO scenario, we used the OPM, which allocates our firm value among the classes of securities according to the rights and privileges of each security, in a manner consistent with the June 15, 2013 valuation. For the IPO scenario, we determined all classes of securities would be treated as equal to factor in the conversion of preferred stock into common stock upon the closing of an IPO.

We assigned a 50% probability to both the IPO scenario and the OPM scenario. The increase in the weighting of the IPO scenario and the decrease in the weighting of the OPM scenario were based primarily upon the following:

•	during the fourth quarter of 2013, we began preparations for an IPO, including the selection of underwriters and outside legal counsel. We, our external advisors, the proposed underwriters and their advisors held an organizational meeting in October 2013 to formally begin the IPO process and the underwriter due diligence process;

•	during the fourth quarter of 2013, we closed an additional equity financing with several unrelated investors for $17.0 million; and

•	during the fourth quarter of 2013, we closed loan and security agreements allowing borrowings up to $15.0 million.

After weighting the two scenarios, we applied a discount for lack of marketability of 12.5% to reflect the increased risk arising from the inability to readily sell the shares, which yielded an estimated value attributable to common stockholders of $0.58 per share.

As further corroboration of the valuation analysis, we considered that in November 2013, several unrelated investors, who had not previously invested in us, purchased shares of our Series E preferred stock at a price of $1.28 per share and previous Series E investors were provided additional shares for no further consideration to adjust their cost basis to $1.28 per share. Given the arms-length nature of the transaction, we considered that the per share issuance price of the Series E preferred stock provided a reasonable indication of the fair value of our equity as of November 20, 2013, and the analysis performed attributed value to Series E preferred stock of $1.28 per share.

The following table summarizes the significant assumptions used in the hybrid method to determine the fair value of our common stock as of November 20, 2013:

	IPO	OPM
Probability weighting	50%	50%
Years to liquidity	0.5	0.5
Annual volatility	N/A	60%
Risk-free rate	N/A	0.03%

In the November 20, 2013 valuation, we determined the time to liquidity was approximately 0.5 years, as compared to the 2.0 years used in our December 31, 2012 valuation and the 1.0 years used in our June 15, 2013 valuation, which represents the passage of time and our then-current plans and estimates of our board of directors and management regarding the time to a liquidity event at that date based upon discussions with the underwriters we engaged.

The increase in the fair value of our common stock from $0.34 on June 15, 2013 to $0.58 on November 20, 2013 was primarily attributable to continued progress in commercialization of our products, securing additional equity financing with unrelated investors in November 2013 and the formal commencement of preparations for an IPO in 2014.

In connection with the grant of stock options, on December 6, 2013, we concluded that the fair value of our common stock was $0.58 per share. Our estimate of fair value of $0.58 per share was based on the contemporaneous valuation of our common stock on November 20, 2013 and our determination that no events or other factors had occurred subsequent to the November 20, 2013 valuation which would change the fair value of our common stock from the November 20, 2013 valuation.

December 31, 2013 Valuation

In connection with our year end, our board of directors, with the assistance and upon the recommendation of management, determined the fair value to be $0.66 per share as of December 31, 2013 after considering numerous factors, including business progress and developments at our company, market conditions and a contemporaneous independent third-party valuation. Due to our continued commercial progress achieved in 2013, and as we continued to work towards a possible IPO, and as the estimated time to a liquidity event decreased, we again determined our enterprise value under a non-IPO scenario and an IPO scenario, which we refer to as the hybrid method. For the non-IPO scenario, we estimated our enterprise value under the income approach using the discounted cash flow method. For the IPO scenario, using the GPC method, we estimated our enterprise value using a market approach based on multiples of our projected revenue.

Using the enterprise value determined under the two methods, value was then applied among the different classes of securities. In the non-IPO scenario, we used the OPM, which allocates our firm value among the classes of securities according to the rights and privileges of each security, in a manner consistent with the June 15, 2013 and November 20, 2013 valuations. For the IPO scenario, we determined all classes of securities would be treated as equal to factor in the conversion of preferred stock into common stock upon the closing of an IPO.

We assigned a 60% probability to the IPO scenario and a 40% probability to the OPM scenario. The increase in the weighting of the IPO scenario and the decrease in the weighting of the OPM scenario were based primarily upon the following:

•	we made progress in our preparations for an IPO, including drafting the majority of our draft registration statement and conducting meetings with our underwriters concerning the details of our business, and

•	we continued to make progress in the commercialization of our products.

After weighting the two scenarios, we applied a discount for lack of marketability of 12.5% to reflect the increased risk arising from the inability to readily sell the shares, which yielded an estimated value attributable to common stockholders of $0.66 per share.

The following table summarizes the significant assumptions used in the hybrid method to determine the fair value of our common stock as of December 31, 2013:

	IPO	OPM
Probability weighting	60%	40%
Years to liquidity	0.4	1.0
Annual volatility	N/A	60%
Risk-free rate	N/A	0.13%

In the December 31, 2013 valuation, we determined the time to liquidity under an IPO scenario was approximately 0.4 years, as compared to the 0.5 years used in our November 20, 2013 valuation. The change represents the passage of time and our then-current plans and estimates of our board of directors and management regarding the time to a liquidity event at that date based upon discussions with the underwriters we engaged.

The increase in the fair value of our common stock from $0.58 on November 20, 2013 to $0.66 on December 31, 2013 was primarily attributable to the increased probability weighting of the IPO scenario and the continued progress in commercialization of our products.

March 31, 2014 Valuation

In connection with our quarter end, our board of directors, with the assistance and upon the recommendation of management, determined the fair value to be $0.81 per share as of March 31, 2014 after considering numerous factors, including business progress and developments at our company, market conditions and a contemporaneous independent third-party valuation. Due to our continued commercial progress achieved in the first quarter of 2014, and as we continued to work towards a possible IPO, and as the estimated time to a liquidity event decreased, we again determined our enterprise value under a non-IPO scenario and an IPO scenario, which we refer to as the hybrid method. For the non-IPO scenario, we estimated our enterprise value under the income approach using the discounted cash flow method. For the IPO scenario, using the GPC method, we estimated our enterprise value using a market approach based on multiples of our projected revenue.

Using the enterprise value determined under the two methods, value was then applied among the different classes of securities. In the non-IPO scenario, we used the OPM, which allocates our firm value among the classes of securities according to the rights and privileges of each security, in a manner consistent with the December 31, 2013 valuation. For the IPO scenario, we determined all classes of securities would be treated as equal to factor in the conversion of preferred stock into common stock upon the closing of an IPO.

We assigned a 70% probability to the IPO scenario and a 30% probability to the OPM scenario. The increase in the weighting of the IPO scenario and the decrease in the weighting of the OPM scenario were based primarily upon the following:

•	we made progress in our preparations for an IPO, including submitting our first two draft registration statements; and

•	we continued to make progress in the commercialization of our products.

After weighting the two scenarios, we applied a discount for lack of marketability of 10.0% to reflect the increased risk arising from the inability to readily sell the shares, which yielded an estimated value attributable to common stockholders of $0.81 per share.

The following table summarizes the significant assumptions used in the hybrid method to determine the fair value of our common stock as of March 31, 2014:

	IPO	OPM
Probability weighting	70%	30%
Years to liquidity	0.25	0.75
Annual volatility	N/A	60%
Risk-free rate	N/A	0.10%

In the March 31, 2014 valuation, we determined the time to liquidity under an IPO scenario was approximately 0.25 years, as compared to the 0.4 years used in our December 31, 2013 valuation. The change represents the passage of time and our then-current plans and estimates of our board of directors and management regarding the time to a liquidity event at that date based upon discussions with the underwriters we engaged.

The increase in the fair value of our common stock from $0.66 on December 31, 2013 to $0.81 on March 31, 2014 was primarily attributable to the increased probability weighting of the IPO scenario and the continued progress in commercialization of our products.

Jobs Act

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable.

BUSINESS

Overview

We are a molecular diagnostics company initially focused on providing advanced testing solutions for the detection of foodborne pathogens, which is projected to be the fastest growing segment of the $2 billion food safety testing market. The proprietary molecular technology used in our assays enables us to offer accurate and rapid testing solutions while our fully automated instrument helps our customers reduce labor costs and minimize operator error. We recently launched our proprietary Atlas Detection Assays and Atlas instrument in the North American food safety testing market and have worldwide rights to develop and commercialize our advanced molecular testing solutions for a wide range of other industrial applications.

Our company was founded in 2009 through a spin-off of the industrial application market assets of Gen-Probe. The spin-off included a worldwide license for Gen-Probe’s molecular assay technologies in the industrial testing field, access to certain instrument platforms as well as 18 key development personnel. Following the spin-off we entered into supply agreements with Gen-Probe pursuant to which we purchase from Gen-Probe our Atlas instruments, certain proprietary disposable components and certain proprietary reagents and universal reagents that we use to manufacture our Atlas Detection Assays, which assays also contain our proprietary compositions and methods. Gen-Probe is recognized as a global leader in the development of innovative assay technology and instrument platforms, having invested in excess of $1 billion in research and development since 1998, and Gen-Probe’s assay technology and instrument platforms are supported by an extensive portfolio of issued patents. Our advanced molecular assays and automated instruments are derived from this Gen-Probe technology, which Gen-Probe has validated for use in the highly regulated clinical diagnostics and blood screening markets. Gen-Probe and its marketing partners have a worldwide installed base of approximately 1,200 fully automated molecular diagnostic instruments generating annual product revenues of almost $800 million.

We are initially focused on the commercialization of a comprehensive menu of molecular diagnostic products for the detection of foodborne pathogens under the Atlas brand name. The detection of foodborne pathogens has historically been accomplished using:

•	culture-based assays, which depend on the growth and visualization of pathogens in culture media and are generally accurate, but the method is laborious, requires skilled labor and typically requires three to five days before test results are available;

•	immunochemical-based assays, which depend on an antibody binding reaction for detection of pathogens and are generally more rapid than culture-based assays, but the method is less accurate than culture-based methods, is laborious and typically requires two to three days before test results are available; and

•	molecular-based assays, which depend on the extraction and amplification of DNA for detection of pathogens and are generally more accurate and rapid than immunochemical-based assays, but the method is complex, laborious, may be negatively impacted by sample type and typically requires one to two days before test results are available.

We believe our Atlas solution addresses the significant performance gaps that traditional pathogen detection methods have with respect to accuracy, time to results and automation. Our Atlas Detection Assays incorporate our advanced molecular technologies and are performed on our “sample-in-result-out” Atlas instrument that automates all aspects of molecular diagnostic testing on a single, integrated platform, which is designed to provide our customers with accurate and rapid test results with reduced labor costs and improved laboratory efficiencies.

We expect the food safety testing market to grow due to enactment of new government regulations to improve food safety, quality improvement initiatives by food processors and consumer demand for safe food. We believe we are uniquely positioned to gain share in the food safety testing market given our key strengths:

•	innovative molecular-based assays, designed to deliver accurate and rapid test results;

•	fully automated instrument, designed to reduce labor costs and operator error;

•	dedicated sales force, customer service organization and customer applications laboratory;

•	highly scalable business model with significant operating leverage potential;

•	significant technical expertise and extensive understanding of food safety customers; and

•	experienced management team with a proven track record of performance.

Initial customers using our Atlas instrument and Atlas Detection Assays for foodborne pathogens include Silliker, Inc. and Marshfield Food Safety, LLC, which are leading contract testing labs, as well as PrimusLabs Corp. and MVTL Laboratories, Inc.; and General Mills, Inc., a well-known food processor. In addition, the U.S. Department of Defense Food Analysis and Diagnostic Laboratory, or FADL, recently purchased an Atlas instrument to conduct high-volume testing, using our Atlas Detection Assays, of foods that are supplied to U.S. armed forces around the world. The FDA has also purchased an Atlas instrument in order to validate our Atlas Detection Assays for routine regulatory testing of samples collected by field-based inspectors. Currently, a leading poultry producer, a leading beef producer and a leading processed food producer are in the later stages of customer evaluation of our Atlas Detection Assays. Through March 31, 2014, we have installed 32 Atlas instruments pursuant to commercial agreements.

We believe we have the potential to transform microbiological testing in the industrial application markets by delivering enhanced molecular-based testing solutions with respect to assay accuracy, time to results and automation. We have worldwide rights, except for certain rights retained by Gen-Probe, to Gen-Probe’s broad intellectual property portfolio including assay technologies and instrument platforms for microbiological testing in industrial application markets including food safety, pharmaceutical process, personal care products, water and environmental, veterinary, biothreat and infection control in healthcare facilities including testing for HAIs.

Our Company Strategy

Our objective is to transform testing for microbiological and chemical contaminants in industrial application markets, including food safety, by developing and commercializing diagnostic products that provide accurate, rapid and cost-effective test results on fully automated platforms. To achieve this objective, our strategy is to:

Expand commercialization of our Atlas Detection Assays for foodborne pathogens in North America.

We intend to leverage our dedicated sales force, dedicated customer service organization and flexible instrument placement strategies to drive customer adoption of our Atlas instrument and Atlas Detection Assays. We are initially targeting high-volume throughput testing laboratories, including food processors and third-party contract testing laboratories, which are already using molecular test methods. To accelerate market adoption, we conduct comparative methods and workflow efficiency studies that seek to demonstrate the high accuracy, rapid time to results and cost-effectiveness of our Atlas solution. We also collaborate with food safety thought leaders and regulatory authorities to support the evaluation and validation of our Atlas solution.

Drive innovation in foodborne pathogen testing beyond our current menu of assays.

Our current menu of Atlas Detection Assays includes molecular tests for Salmonella, Listeria, E. coli O157:H7, Shiga toxin-producing E.coli and Listeria monocytogenes, which we estimate address 98% of global pathogen test volume. We are actively working on next generation versions of our amplified molecular tests, which we believe will deliver even more rapid time to results. We also plan to launch versions of our Atlas Detection Assays without an amplification reagent, or non-amplified versions, in 2015 in order to have a broader portfolio of solutions for customers currently using immunochemical testing methods. In addition, we are in the early stage of developing a fully automated molecular diagnostic instrument designed for lower-volume throughput customers that we refer to as the mini Atlas instrument. The mini Atlas instrument will leverage our existing investments in assay development and allow us to reach a broader customer base.

Develop a portfolio of innovative food safety tests beyond foodborne pathogen tests.

We are initially focused on the pathogen testing segment of the food safety testing market. However, our customers have other food safety testing needs, including the detection of chemical contaminants, such as allergens, antibiotic residues and mycotoxins, and non-pathogenic indicator organisms. We believe we can leverage our development expertise, commercial infrastructure, customer relationships and knowledge of the regulatory environment applicable to our customers to enter these adjacent and complementary segments of the food safety testing market. We anticipate initially developing or acquiring technologies and products to test for chemical contaminants in food, which we expect to be highly complementary to our current business.

Selectively launch our innovative food safety testing products in global markets.

We intend to selectively globalize our business with a market specific, hybrid model of direct sales and/or strategic partnerships with established food safety companies. We believe our customers will require us to provide global solutions for pathogen testing due in part to The Food Safety Modernization Act, or FSMA, that requires U.S. food importers to verify supplier activities to ensure a safe food supply and institutes mandatory preventive controls for food facilities, along with mandated inspection frequency, to ensure the safety of the $110 billion worth of food imported into the United States annually. In addition, we intend to target select international markets where increasing government regulation is driving demand for enhanced food safety testing solutions.

Develop innovative diagnostic products for industrial application markets beyond food safety.

We believe the inherent strengths of the proprietary technology used in our products with respect to the delivery of accurate, rapid and cost-effective microbiological test results on a fully automated instrument will be relevant for a wide range of industrial application markets. We intend to selectively leverage the proprietary technologies used in our products and instruments to develop testing solutions for other industrial application markets including personal care products, water and environmental, veterinary, pharmaceutical process, biothreat and infection control in healthcare facilities including testing for HAI. We may expand into these industrial application markets on either a direct basis or through strategic partnerships with established companies.

The Food Safety Market

Foodborne illness is a public health imperative.

Foodborne illness caused by microorganisms is a substantial and growing public health problem. The World Health Organization, or WHO, estimates that approximately one in three people in industrialized countries may be affected by foodborne disease each year. The U.S. Centers for Disease Control and Prevention, or CDC, estimates that one in six Americans becomes ill, 128,000 are hospitalized and 3,000 die of foodborne disease annually in the United States. The most common clinical presentation of foodborne diseases takes the form of gastrointestinal symptoms, but such diseases can also lead to chronic, life-threatening diseases, including neurological, gynecological or immunological disorders and cancers, as well as multi-organ failure and death. The number and magnitude of food recalls have increased significantly in recent years and averages 30 recalls a week in the United States and 20 recalls a week in Europe. For the first nine months of 2013, in the United States, the FDA and USDA reported 916 food recalls, including 356 Class I recalls for dangerous or defective products that could cause serious health problems or death. Recent high profile outbreaks of foodborne disease in the United States due to contamination from pathogens include: E. coli O157:H7 contamination in bagged spinach in 2006, in ground beef in 2009 and in romaine lettuce in 2010; Salmonella contamination in hot peppers in 2008, in peanut butter in 2009 and in ground turkey in 2011; and Listeria contamination in cantaloupe in 2011.

The public health imperative to ensure a safe food supply is becoming more challenging due to the growing industrialization and globalization of food production. The risk of foodborne disease is increased by foods being sourced and distributed globally, the increased consumption of raw and minimally processed foods that often lack a microbial kill step, such as cooking or processing, and the growth of population groups that are particularly susceptible to foodborne disease, such as older adults, young children and immune-compromised individuals.

Food safety testing is a $2 billion global market.

We estimate the value of the 2013 global food safety testing market to be approximately $2 billion. Although there are no official estimates of the size of the global food safety testing market, several publicly available third-party estimates value the global market at $3 billion and higher. Our estimate of the size of the food safety testing market is based on our in-depth analysis based on multiple inputs, including studies carried out by independent third parties, information published by other companies, market research commissioned by us as well as our knowledge of the market.

Our market estimate is comprised of three distinct testing segments for foodborne contaminants:

•	Pathogen Testing—the detection of disease-causing microorganisms, primarily bacteria, or pathogens, such as Salmonella, Listeria, E. coli O157:H7, Shiga toxin-producing E. coli and Listeria monocytogenes, which we estimate to be approximately $730 million;

•	Chemical Contaminants Testing—the detection of chemical contaminants such as allergens, mycotoxins and drug residues, which we estimate to be approximately $570 million; and

•	Indicator Organism Testing—the detection of organisms that are not inherently pathogenic, such as coliforms, yeast and molds, which we estimate to be approximately $700 million.

We are initially focused on the pathogen testing segment of the food safety testing market. The most commonly tested foodborne pathogens are Salmonella, Listeria, E. coli O157:H7, Shiga toxin-producing E. coli and Listeria monocytogenes, which we estimate collectively represent 98% of the pathogen testing performed by food processors and third-party contract testing laboratories. We estimate the pathogen testing market to be 167 million tests in 2013 and we expect it to increase at an approximate 6% compound annual growth rate through 2017 due to the enactment of new government regulations to improve food safety, quality improvement initiatives by food processors and consumer demand for safe food.

Pathogen testing includes traditional culture-based methods as well as newer immunochemical and molecular-based methods. We estimate the North American pathogen testing market comprises 67.8 million tests in 2013, of which 39%, or 26.6 million tests, were molecular-based. We believe that the pathogen testing segment of the market will continue to migrate away from culture and immunochemical methods towards molecular-based methods, especially in North America, as food processors seek to improve assay accuracy and obtain faster time to results. We expect the use of higher value molecular test methods to increase at approximately twice the growth rate of the overall test market, at an approximately 10% compound annual growth rate from 2013 to 2017.

Increased regulation is expected to drive growth in food safety testing.

Globally, governments have enacted new regulations to improve food safety.

In 2011, the United States signed into law the Food Safety Modernization Act, or FSMA. The FSMA is designed to better protect public health and strengthen the food safety system by giving the FDA the authority to prevent outbreaks rather than simply reacting after an outbreak occurs. The FSMA mandates comprehensive, prevention-based controls by food processors to protect the U.S. food supply and provides the FDA with new enforcement authority. The FDA, pursuant to the FSMA, will be promulgating and finalizing the FSMA’s, implementing regulations throughout 2015. The required controls for microbial hazards in the FSMA legislation is expected to continue to drive increased pathogen testing by the food industry.

In addition to increasing regulation in the United States, governments around the world are taking action to address food safety concerns. For example, the European Union established the European Food Safety Authority in 2002 following a series of foodborne pathogen outbreaks in the late 1990s, as a keystone of European Union risk assessment approach to food safety. Similarly, the People’s Republic of China established the State Food and Drug Administration of China in 2003, as part of China’s efforts to improve food safety, and passed The PRC Food Safety Law in 2009 to further strengthen the government’s supervisory powers, unify food safety standards and increase liabilities for non-compliance by food processors after the 2008 contaminated milk powder incident, which resulted in the reported deaths of six babies and the sickness of 300,000 babies.

Contaminant testing is necessary as a result of updated food safety regulations.

The detection of contaminants such as pathogens, indicator organisms, allergens and chemical toxins is an important component of the food safety plans employed by food companies in response to regulations to improve food safety. In the United States, the food industry uses quality control programs such as Hazard Analysis and Critical Control Points, or HACCP, in order to comply with food safety regulations. HACCP is a management system in which food safety is addressed through the analysis and control of microbiological, chemical, and physical hazards from raw material production through finished product. The primary goal of a HACCP program is to prevent harmful contaminants from entering the food supply.

Under a HACCP system, potential hazards are identified and risks are analyzed at each stage of production. Critical control points for preventing or eliminating such hazards are identified and monitored with corrective actions taken as needed. Verification is conducted to ensure that the system is working and all elements of the process are documented. Pathogen testing is done on raw materials, environmental samples and finished products as part of a HACCP program.

Limitations of Competing Pathogen Testing Methods

Complexities and Challenges of Pathogen Testing

The presence of a single pathogenic bacterial cell may be sufficient to cause foodborne disease in a person consuming or handling contaminated food. Current pathogen testing standards require the detection of a single pathogenic bacterial cell in a food sample ranging in size from 25 to 375 grams, a challenge similar to finding a needle in a haystack. Food samples must therefore be incubated in culture media until the pathogen has grown to levels that can be detected by the specific testing method, a process known as sample enrichment. Sample enrichment is the first step in current methods used to detect pathogens in food. Sample enrichment is time-consuming, labor-intensive and generally a limiting factor in the time to results. The length of time required for the sample enrichment process, as well as the need for multiple enrichment processes, primarily depend upon the growth rate of the pathogen, the sample type and the sensitivity and specificity of the foodborne pathogen testing method.

Pathogen Testing Methods

A description of each method and its limitations is as follows:

•	Culture—detection of the target pathogen is achieved through incubation of the food sample in a selective enrichment media until visual confirmation of the microorganism is possible. While the culture-based method is generally accurate and inexpensive, it is labor-intensive and the time to results is typically three to five days. In addition, culture-based methods may not be able to identify viable but non-culturable cells.

•	Immunochemical—detection of the target pathogen is achieved through a highly specific antibody:antigen binding reaction combined with a detectable optical label. Immunochemical technologies are faster than culture methods with typical time to results of two to three days. However, immunochemical methods are labor-intensive and hampered by increased false positives and false negatives, which varies by food and sample type.

•	Molecular—detection of the target pathogen is achieved through extraction, amplification and detection of its DNA or RNA. Molecular technologies such as polymerase chain reaction, or PCR, are faster than culture-based and immunochemical methods, with typical time to results of one to two days. However, PCR is a more complex and labor-intensive method and may be impacted by the presence of inhibitors and cross reactors, which varies by food and sample type.

Susceptibility to Inaccurate Test Results of Current Pathogen Testing Methods

The American Proficiency Institute, one of the largest proficiency testing providers for the proficiency testing needs of hospital laboratories, physician offices, clinics, and point-of care testing sites, recently reported a 9.7% overall incidence of false negative or false positive test results on standard pathogen proficiency panels, which highlights the challenge of obtaining an accurate test results for the presence of foodborne pathogens. A false positive test result indicates that a pathogen is present in the food sample when the pathogen is not present in the food sample. A false negative test result indicates that a pathogen is not present in the food sample, when the pathogen is present in the food sample. The microbiological analysis of food is a difficult task due to the complexity and wide variety of food sample types, the heterogeneous distribution of low levels of pathogens, the need to detect and discriminate closely related species and the technical limitations of current pathogen testing methods.

The complexity and labor-intensity of current pathogen testing methods also contributes to the challenge of obtaining accurate test results. Current pathogen test methods involve approximately 40 process steps and approximately 30 manual touches per sample for a typical PCR-based method. The high number of technical process steps and manual touches per sample in current pathogen test methods significantly increases the likelihood of operator error. In addition, in light of the increased sensitivity of molecular pathogen testing methods relative to other testing methods, failure to adopt and sufficiently train personnel on appropriate laboratory practices and processes increases the likelihood of operator error and inaccurate test results.

Economic Repercussions of Inaccurate Pathogen Test Results

Large operational costs and lost revenue opportunities may be associated with a false positive test result and may include the following: extensive additional pathogen testing of raw materials, surfaces and equipment; disassembly and cleaning of processing equipment for the affected product; diversion, treatment or destruction of the potentially contaminated product; and withdrawal or recall of product that has entered the distribution channel.

The cost of a false positive test result for highly perishable products, such as ground beef or fresh produce, can be high as illustrated by the following examples. A presumptive positive result for E. coli O157:H7 in a production lot of ground beef typically results in the diversion of up to a 10,000 pound lot of the ground beef to cooking for pathogen destruction and could result in a 40% or greater reduction in value for the product. A presumptive positive test result for Salmonella or E. coli O157:H7 in fresh produce may result in the destruction of the associated crop. In both cases, producers will often act on a presumptive positive result, rather than waiting several days for a cultural confirmation, due to the perishability of the product.

Significant lost revenue, brand erosion, public health concerns and product recall costs may be associated with a false negative test result. According to Food Sentry data, between July 2012 and July 2013, there were 610 food recalls. The primary reason for recall during this period was contamination of the food product with pathogens, such as Salmonella (38% of total) and Listeria monocytogenes (20% of total). Recalls are typically initiated by the food manufacturer, but may also result from regulatory action by government authorities.

The Grocery Manufacturers Association, or GMA, conducted a survey of 36 U.S.-based companies in 2011 on the costs associated with food recalls. Key survey findings were that 58% of respondents had been affected by a product recall event in the last five years, 52% of respondents experienced recalls that had a financial impact greater than $10 million due to product disposal and business interruption, and 81% of respondents deemed financial risk from recalls as significant to catastrophic. Furthermore, the GMA expects that the frequency and impact of food recalls will continue to rise due to the complexities of an increasingly global supply chain, advances in technical and scientific expertise and more robust regulatory surveillance.

Performance Gaps of Current Pathogen Testing

We believe that current pathogen test methods have significant performance gaps in areas of critical importance to food processors, third-party contract testing laboratories and the government agencies that regulate food safety. We believe customers are seeking improvements in pathogen testing in the following areas:

•	Accuracy—new methods that enable the delivery of more accurate test results, regardless of sample type, in order to reduce the significant lost revenue, brand erosion and operational costs associated with false positive and false negative test results.

•	Time to Results—new methods that enable the delivery of faster test results in order to reduce the delay in operational response to pathogen control, to potentially reduce working capital needs due to longer product release times and support a longer shelf life for perishable products.

•	Automation—new methods that enable higher test volume throughput with reduced labor costs, reduced training requirements, improved accuracy through reduction of operator error and complete electronic data traceability and audit trail.

While customers seeking improvement in pathogen testing methods have moved towards adopting molecular PCR-based methods, the workflow for PCR-based methods is complex and labor-intensive. The workflow for a commonly used molecular PCR-based pathogen detection method for Salmonella and Listeria is illustrated below.

Molecular PCR-Based Testing Workflow

Our Solution

Our Atlas solution delivers accurate, rapid and cost-effective molecular diagnostic test results for foodborne pathogens in three steps: enrich, transfer and automate.

•	Enrich—a single, shortened sample enrichment step with commercially available media.

•	Transfer—a single transfer step with no manual preparation of the sample required.

•	Automate—load sample on the Atlas instrument with complete electronic data traceability and audit trail.

Roka Workflow

We believe our Atlas solution addresses the significant performance gaps facing today’s food testing market by delivering improved accuracy, faster time to results and full automation compared to competitive pathogen test methods. Our Atlas Detection Assays for foodborne pathogen testing are performed on the “sample-in-result-out” Atlas instrument that automates all aspects of molecular diagnostic testing on a single, integrated platform.

Roka Products

We sell our Atlas Detection Assays and related consumable supplies for use with our Atlas instruments.

The Atlas Instrument

Our Atlas instrument is a fully automated molecular diagnostic testing instrument designed to reduce labor costs and operator error in high-volume foodborne pathogen testing laboratories. The Atlas instrument is a “sample-in-result-out” instrument that eliminates the need for batch processing and automates all aspects of molecular diagnostic testing on a single, integrated platform. The Atlas instrument’s key advantages are described below:

•	Speed and Productivity—our Atlas instrument is high throughput; using our Atlas instrument a single operator can process up to 300 tests per eight-hour shift and up to 500 tests per 12-hour shifts resulting in significant labor savings. Multiple assays can be processed concurrently from a single sample. Flexible continuous access sample loading eliminates the need to batch samples and enables optimized workflow and enhanced laboratory efficiency.

•	Ease of Use—no manual sample preparation is required when using our Atlas instrument. Processing molecular diagnostic tests on our “sample-in-result-out” Atlas instrument requires only approximately 19 manual touches. Instrument operators require minimal training to run the instrument and a trained operator can easily oversee the operation of two systems at the same time. Our Atlas instrument has intuitive software and touch screen operation with a customer driven design.

•	Customer Integration—our Atlas instrument has the flexibility to connect to our customers’ laboratory information management systems, or LIMS, allowing easy and automated downloading and analysis of sample results to customers’ LIMS.

•	Automated Process Controls—our Atlas instrument includes a series of quality process controls that we believe helps to ensure consistency and quality of results. Our Atlas instrument permits full sample to result traceability and eliminates manual transcription; all samples, fluids and reagents are barcoded, tracked electronically and managed onboard. Automated reagent inventory control, reagent dispense verification, liquid level sensing and electronic quality control enhance the reliability and accuracy of results and optimization of reagent use. Our Atlas instrument provides customers with positive sample identification alerts.

Atlas Detection Assay Technology

We believe the proprietary molecular technologies incorporated in our Atlas Detection Assays enable us to deliver accurate and rapid foodborne pathogen test results regardless of the sample type. The key proprietary molecular technologies are briefly described below:

•	Ribosomal RNA, or rRNA, Target—proprietary molecular targeting technology that increases the accuracy and time to results performance of our Atlas Detection Assays by detection of rRNA, which is a highly conserved and specific target with up to 10,000 copies per bacterial cell compared to several copies of DNA target per bacterial cell for PCR-based methods. This relatively large number of rRNA targets in foodborne bacteria gives us a distinct sensitivity advantage over our competition, which targets the lower copy DNA targets in their assays. The abundant rRNA targets in bacterial cells significantly shortens enrichment times needed in our pathogen detection assays that provide much faster time to result for our customers. The rRNA sequences that we detect in our Listeria and Salmonella assays are also highly conserved and species specific, allowing us to supply pathogen detection assays that are more accurate than those of our competitors.

•	Target Capture—proprietary sample purification and target concentration technology that increases the accuracy of our Atlas Detection Assays by using capture oligonucleotides and magnetic microparticles, to remove inhibitory materials that can interfere with rRNA target amplification in a food sample. This target capture technology enables our Atlas Detection Assays to identify pathogens in many difficult food types, including food types that are challenging for other molecular methods. Because our Atlas Detection Assays avoid this inhibition problem, our customers do not encounter the high rate of invalid runs and false negative results that they experience with other molecular detection assays.

•	Transcription-Mediated Amplification, or TMA—proprietary isothermal amplification technology that increases the accuracy and time to results of our Atlas Detection Assays by using a transcription-based amplification system, which uses two different enzymes to produce over a billion copies of rRNA targets in less than 30 minutes in a single reaction tube. This high level of amplification of target rRNA greatly enhances the sensitivity of our Atlas Detection Assays. Also, because we can perform TMA in a single reaction tube, without removing anything, we avoid potential and costly contamination of assay instruments and the testing laboratory environment that is a frequent problem experienced by users of other molecular methods that incorporate amplification methods such as PCR.

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Hybridization Protection Assay, or HPA—proprietary molecular detection technology that increases the accuracy of our Atlas Detection Assays by using target specific molecular probes combined with a sensitive chemiluminescent molecule in a detection method that requires no wash steps in a single reaction tube, that eliminates the potential for detection of cross-reacting bacteria.

With HPA we are able to design very specific probes to detect only the important pathogenic bacteria present in food and thereby avoid cross reaction and potential false positive results encountered by other molecular methods that often erroneously detect closely related non-pathogenic strains.

•	Dual Kinetic Assay, or DKA—proprietary molecular detection technology that increases the accuracy of our Atlas Detection Assays by using two types of chemiluminescent molecules that can detect separate targets simultaneously. This allows us to incorporate two different detection probes into each of our pathogen detection assays. One probe is specific for the rRNA sequence of the pathogen and the other is used to detect an internal control that enables users to ensure that all the assay steps in our pathogen detection assays were carried out correctly, giving our customers greater confidence in a more robust result. The use of an internal control in each of our Atlas Detection Assays is a competitive advantage of our technology yielding much lower levels of false negative results experienced by users of other pathogen detection assays.

Our Atlas Detection Assay Menu

Our current menu of Atlas Detection Assays includes tests for Salmonella, Listeria, E. coli O157:H7, Shiga toxin-producing E. coli and Listeria monocytogenes, which have been AOAC-certified across a wide variety of sample types, sample sizes, enrichment media and dilution factors.

Our Atlas Detection Assays do not require government approval for commercialization in the United States. However, based on our experience, most food processors and testing laboratories require validation by an independent third party prior to adopting a new testing method. In the United States and many international markets, food processors and third-party testing laboratories generally require testing methods to be certified by the AOAC Research Institute as a Performance Tested Method, or AOAC PTM, which demonstrates that the method meets the manufacturers’ performance claims. Methods are validated against a reference standard, such as the FDA’s Bacteriological Analytical Manual, or BAM, the USDA-FSIS’s Microbiology Laboratory Guidebook, or MLG, or other international standards such as the International Organization for Standardization, or ISO. To obtain AOAC certification, a company typically performs internal and external studies to validate that its methods perform according to documented claims. Then, a company submits its validation data to the AOAC for peer review. If the peer reviewers concur on their recommendation to approve, the Research Institute then grants AOAC Performance Tested certification for that method. The certification process often takes six to nine months, but this timeframe can vary greatly for a variety of reasons, including the complexity of the method validation, whether the tested method works the first time and the availability and scheduling of lab resources and peer reviewers. We have obtained AOAC PTM certifications for a wide variety of sample types, sample sizes, enrichment media and dilution factors for our Atlas Detection Assays. In addition, we have performed numerous method comparison and verification studies to confirm the performance of our assays in customer specific food matrices.

Our Atlas Detection Assay Performance

We believe our Atlas Detection Assays deliver significant performance benefits in areas of critical importance to food safety professionals, including accuracy, time to results and automation.

Accuracy

Below are studies regarding the accuracy of food safety test methods generally, the accuracy of our Atlas Detection Assays as demonstrated in validation studies that we prepared and the accuracy of our Atlas Detection Assays and commonly used PCR-based methods as demonstrated in comparative methods studies.

American Proficiency Institute Study

The ability to deliver accurate test results, regardless of sample type, will help customers reduce the operational costs of false positive and false negative test results. In 2012, the American Proficiency Institute, an accredited food testing organization, reported false positive test results of 3.1% and false negative test results of 6.6% in proficiency testing for certain commercially available culture, immunochemical and molecular-based test methods (not including our Atlas Detection Assays) involving more than 39,500 samples for four foodborne pathogens. These results are the averages of the results obtained from studies completed over a 14-year period.

Atlas Detection Assay Validation Studies

Prior to commercial launch, we completed validation studies to demonstrate the accuracy of our Atlas Detection Assays. We have completed validation studies involving more than 2,350 samples across more than 50 food matrices for four foodborne pathogens in which we evaluated the performance of our Atlas Detection Assays in comparison to a culture method and a reference method utilizing food samples inoculated with varying levels of the target pathogen. The validation studies that we completed demonstrated overall false positive test results of 0.94% and false negative test results of 2.1% when using our Atlas Detection Assays.

Comparative Methods Studies

We have completed comparative methods studies in conjunction with several potential or existing customers considering adopting our Atlas solution for specific food matrices. Cumulatively, the studies involved 580 samples provided by such customers in the challenging food matrices described below. In these studies, the samples were tested in our applications laboratory or in that of our customers using (i) our Atlas solution and (ii) a culture method, as the control. For all studies, the customers also tested these same food samples in their laboratories using commonly used PCR-based methods. These comparative methods studies demonstrated that our Atlas Detection Assays were more accurate than commonly used PCR-based methods for the detection of Salmonella and Listeria. The results of these studies are summarized in the table below(1):

	Atlas	PCR
False Positive	0.0%	3.2%
False Negative	1.0%	18.4%

(1)	These studies were performed on fifteen sample types, which are widely known to be challenging food matrices: ground poultry, poultry rinses, yeast powder and egg products (dried egg white, dried egg yolk, frozen salted egg yolk, frozen liquid sugar yolk, frozen liquid whole egg and liquid egg whites), environmental swabs, deli turkey, fresh mozarella, cantaloupe, frozen waffles and hummus. Challenging matrices have inherent characteristics known to result in invalid or false negative results on PCR-based methods, due to the presence of high background flora, fat content, particulate matter, color or sanitizer content.

We have not yet completed comparative method studies for our other Atlas Detection Assays.

Time to Results

The ability to deliver faster test results has the potential to enable a more rapid operational response for pathogen control, potentially reduce working capital needs and allow for a longer shelf life of perishable products. The time to results for our Atlas Detection Assays set forth below is the sum of (1) the enrichment times and (2) the actual time to run our Atlas Detection Assays. The time to results for the PCR-based methods set forth below were based on workflows for our competitors’ enrichment times and the actual time to run these

PCR-based assays. The table below presents the minimum time to results for both our Atlas solution and commonly used PCR-based methods for representative sample types for each targeted organism. Although the actual time to results may vary based on sample type, we believe the difference in time to results presented below are representative of the differences in time to results across a broad range of sample types.

Pathogen	Time to Results (Hours)		Difference in Time to Results
	Atlas	PCR	Atlas vs. PCR
Listeria(1)	27	44	17
Salmonella(2)	19	29	10
E. coli O157:H7(3)	14	10	(4)

(1)	Time to results based on an environmental sponge sample.
(2)	Time to results based on a 25-gram processed, grain sample.
(3)	Time to results based on a 375-gram ground beef sample.

Automation

The ability to offer fully automated, high-throughput molecular diagnostic testing has the potential to reduce labor costs and increase assay accuracy through a reduction of operator error. We completed workflow efficiency studies to evaluate the use of our Atlas solution as compared to a representative PCR-based molecular method. As part of these studies, operators at a representative customer laboratory were observed using their existing PCR-based methods. Subsequently, an Atlas instrument was installed at such customer laboratory and following training, operators were observed conducting the same tests while using our Atlas instrument. Based on the workflow efficiency studies that we completed, our Atlas instrument demonstrated significant reductions in labor time per sample compared with a commonly used PCR-based method. We believe that the amount of costs savings which a laboratory may recognize by using our Atlas solution varies depending on the testing volume, workflow and competitive test methods used in a customer’s particular laboratory. The results of these customer workflow efficiency studies for the detection of Listeria and Salmonella are as follows:

	Atlas	PCR	Decrease
Labor time per sample (minutes)(1)	6.1	11	45%

Additionally, we completed an evaluation of the number of process steps and manual touch points that occur when utilizing the Atlas system in comparison to a representative PCR-based method across a variety of sample types. This evaluation demonstrated a significant reduction in process steps and manual sample touch points for the Atlas solution as compared to PCR for the detection of Listeria and Salmonella as follows:

	Atlas	PCR	Decrease
Process steps per sample (number)(2)	16	33	52%
Manual touches per sample (number)(2)	13	22	41%

(1)	The labor time per sample was determined through observation at a representative customer site.
(2)	The process steps and manual touches per sample were determined through a review of product pamphlet inserts for Atlas and PCR.

We have not yet completed workflow efficiency studies for our other Atlas Detection Assays, but we believe the results set forth above are representative for our other Atlas Detection Assays.

Our Commercialization Strategy

We intend to drive adoption of our Atlas solution for foodborne pathogen testing by executing on our commercialization strategy. Our customers are food processors, third-party contract testing laboratories and government regulatory authorities. Based on our experience, our customers require that testing methods be validated by an independent third party, such as the AOAC Research Institute, prior to adopting a new testing method. As a result, we seek AOAC certification of our products in order to enhance the marketability of our products. The AOAC Research Institute is an independent, third-party, nongovernment administrator of conformity assessment programs including the AOAC PTM, which is a method certification program. To obtain AOAC certification, we complete studies demonstrating the accuracy, reliability, and robustness of our Atlas Detection Assays and submit studies to the AOAC for peer review. In addition, the complexities of testing for foodborne pathogens typically necessitate a lengthy and in-depth product evaluation period by prospective customers. Based on our experience to date, our sales cycle, which we calculate as the time from initial contact with a prospective customer to routine commercial utilization of Atlas Detection Assays, can often be 12 months or longer. We believe our Atlas Detection Assays represent a significant advancement in foodborne pathogen testing, which we expect will create an attractive revenue stream due to the competitive strengths of our pathogen testing solution and the high costs associated with switching from our Atlas instrument to a competitive rapid test method.

We have a 20-person direct sales team in the United States, which is currently composed of strategic account managers, technical sales specialists and field applications specialists. Our sales efforts are reinforced by a four-person customer service organization, which assists customers with internal comparative methods and verification studies for our Atlas Detection Assays, supports the installation and maintenance of the Atlas instrument and provides technical proficiency training for operators of the Atlas instrument. Collectively, our sales and customer service teams have over 150 years of experience in the food industry and working with food processors and third-party contract laboratories on food safety testing solutions.

Our sales team and customer service organization have experience executing our commercial strategies, which include:

Target high-volume throughput laboratories that are currently using molecular test methods.

Our sales team is initially targeting high-volume throughput laboratories that are typically performing 75 to 150 molecular tests per instrument per day. We estimate that there are approximately 700 third-party contract testing laboratories in North America and approximately 33% of pathogen testing is conducted by third-party contract testing laboratories with the balance performed at food processor laboratories. We are focusing on high-volume molecular laboratories first because of the critical importance of accuracy, time to results and automation for this group of customers. We believe our Atlas solution delivers improved performance against these critical customer needs compared to current PCR-based methods. In addition, a focus on high-volume testing laboratories allows for efficient customer reach, call frequency and sales force productivity.

Demonstrate the technical advantages of our Atlas solution by conducting comparative method and verification studies.

We actively solicit and support comparative methods studies for the most challenging food samples from our customers in order to demonstrate the superior accuracy, robustness and time to results performance for our proprietary Atlas Detection Assays as compared to existing methods. In addition, we work with our customers to conduct extensive internal evaluation, validation and verification studies to ensure that our Atlas instrument and testing methods perform accurately on the specific food types tested in the potential customer’s labs. These verification activities are time and resource-intensive for our customers and often customers have to delay verification activities until their internal resources are available. Therefore, we seek to work collaboratively with prospective customers to conduct these studies using our resources, either in our modern customer applications laboratory or at the customer’s laboratory. We find that this collaborative approach enables prospective customers to complete their verification activities more efficiently, thereby facilitating adoption of our Atlas instrument and testing methods.

Demonstrate the economic benefits of automation derived from the Atlas instrument by conducting total value analysis studies in collaboration with our customers.

We sponsor total value analysis studies with independent productivity consultants to demonstrate the potential for direct labor and supplies cost savings, excluding the cost of the assay reagents itself, that are possible with the adoption of our Atlas instrument. These studies seek to demonstrate that our Atlas instrument enables a significant reduction in the number of process steps, touches per sample and labor time per sample compared to other rapid testing methods. Based on the studies we have completed to date, we believe that our Atlas solution has demonstrated meaningful direct labor cost savings for our customers and that the amount of costs savings vary depending on the testing volume, workflow, labor rates and competitive test methods used in a customer’s particular laboratory.

Partner with customers in the sales and implementation process to minimize the learning curve associated with adopting a new molecular testing method.

We seek to minimize the learning curve associated with adopting a new molecular testing method by leveraging our technical support organization to partner with our customers and potential customers to implement appropriate process workflows and laboratory practices and extensive training programs in connection with the use of our Atlas solution. In light of the increased sensitivity of molecular pathogen testing methods relative to other testing methods, failure to adopt and sufficiently train personnel on appropriate laboratory practices and process workflows increases the likelihood of operator error and inaccurate test results, which we are aware has been an issue with certain of our customers and potential customers, particularly with our Listeria assay.

Minimize barriers to adoption of our Atlas solution with a flexible instrument placement strategy.

We seek to accelerate the market adoption of our Atlas Detection Assays by reducing the barriers to placement of an Atlas instrument in customer laboratories. We offer flexible Atlas instrument placement options, which include sale of the instrument, monthly lease of the instrument or a reagent rental model agreement, pursuant to which we recover the cost of the instrument over the life of the agreement through the cost per test price we charge for our Atlas Detection Assays. To date, most customers have elected a reagent rental model for Atlas instrument placements to avoid or minimize the lengthy approval process associated with the purchase of capital equipment.

Collaborate with food safety thought leaders and regulatory authorities to support the evaluation and adoption of our Atlas Detection Assays.

We collaborate with food safety thought leaders to support the evaluation and adoption of Atlas Detection Assays. For instance, Silliker, Inc. and Marshfield Food Safety, LLC, which are leading contract testing labs, and General Mills, a well-known food processor, have recently installed Atlas instruments as part of their ongoing commitment to find the best possible solutions to food safety testing challenges. We are also working with the FDA and USDA to drive adoption by these regulatory agencies of Atlas Detection Assays for use in routine regulatory testing of samples collected by FDA and USDA field-based inspectors. The FDA recently purchased an Atlas instrument in order to validate our Atlas Detection Assays for Salmonella and Listeria for use in the FDA’s routine regulatory testing and we placed an instrument with the USDA under a non-commercial arrangement, pursuant to which the USDA has no financial obligation to us during the evaluation period and we retain ownership of the instrument, to allow the USDA to validate our Atlas instrument and Atlas Detection Assays for use in the USDA’s routine regulatory testing. Additionally, we recently installed an Atlas system at USDA Agricultural Research Service to support our ongoing research collaborations on Shiga toxin-producing E. coli. We believe that validation or use of a commercial food safety testing system by a government regulatory agency would contribute significantly to market acceptance and adoption for use by the food industry.

Due to the early stage nature of our commercial operations and our limited sales and marketing activities to date, we have historically derived a significant portion of our revenue from a limited number of customers. For the year ended December 31, 2013, each of Marshfield Food Safety, LLC and MVTL

Laboratories, Inc. accounted for 10% or more of our total revenue. For the three months ended March 31, 2014, each of PrimusLabs, Silliker, Inc, Marshfield Food Safety, LLC and MVTL Laboratories, Inc. accounted for 10% or more of our total revenue.

Research and Development Initiatives

We are committed to developing diagnostic products that provide accurate, rapid and cost-effective test results on fully automated instrument platforms for use in the food safety testing market and a range of other industrial application markets. We are pursuing the research and development initiatives described below.

Non-Amplified Versions of our Atlas Detection Assays for Salmonella and Listeria

We are currently developing an innovative non-amplified version of our molecular-based testing products for detection of Salmonella and Listeria, which we expect will deliver accurate test results but with a time to results performance that is comparable to current immunochemical testing products. In absence of an amplification reagent, our non-amplified versions require a longer sample enrichment time after which the pathogen can be detected using molecular probes that bind to the RNA sequences and can be detected through the use of fluorescent technology. The removal of the amplification reagent from our Atlas Detection Assay would allow us to offer our customers a molecular-based testing option at a reduced cost. The amplified and non-amplified versions of our Atlas Detection Assays will run on our fully automated Atlas instrument. We believe the non-amplified versions of our Atlas Detection Assays will allow our customers the flexibility to consolidate different test methods on a single platform and the ability to choose between test methods at multiple price points. We plan to launch the non-amplified versions of our Atlas Detection Assays in 2015.

mini Atlas Instrument

We are exploring the development of a low-volume throughput version of our Atlas instrument that we refer to as the mini Atlas instrument to address the needs of lower-volume throughput testing laboratories. We believe there is an attractive market opportunity in low-volume throughput laboratories. We therefore plan to introduce a mini Atlas instrument that is a fully automated molecular diagnostic instrument designed for lower-volume throughput customers, who typically run fewer than 50 tests per day. The mini Atlas instrument is being developed in collaboration with a leading OEM partner with expertise in system design and manufacturing. We believe the mini Atlas instrument will allow us to extend the benefits of accuracy, automation and time to results performance to low-volume throughput customers while leveraging our existing investments in assay development. A mini Atlas instrument should also enable us to enter other industrial application markets such as personal care products, veterinary, environmental and other applications with low-volume throughput requirements.

Chemical Contaminant Tests

The customer base that we serve with our pathogen detection products has other food safety testing needs including the detection of chemical contaminants. We are exploring opportunities to develop or acquire technologies and products to address adjacent and complementary segments of the food safety testing market. We intend to leverage our development expertise, commercial infrastructure, relationships with our customers and knowledge of the regulatory environment applicable to our customers to deliver innovative technological solutions to our customers for these broader testing needs in food safety testing. The chemical contaminants testing segment of the food safety market includes tests for food allergens, antibiotic residues, and mycotoxins, or chemicals produced by fungi and molds that contaminate a variety of agricultural commodities. In the long term, we aim to develop innovative diagnostic products for the detection of chemical contaminants that deliver improved performance with respect to accuracy, quantitation, multiplexing, ease of use and cost-effectiveness versus currently commercialized methods. To that end, we have begun preliminary research and development activities with respect to developing assays for the detection of allergens and mycotoxins and are exploring opportunities to develop or acquire related technology platforms.

Operations and Quality Systems

We operated in one reportable business segment and derived 100% of revenues from the United States during the years ended December 31, 2013 and 2012, respectively.

Operations

We purchase our Atlas instruments from Gen-Probe. Gen-Probe sub-contracts Atlas manufacturing from a sole-source supplier that meets FDA and ISO standards governing diagnostic medical device products. We have a long term supply agreement with Gen-Probe for the supply of Atlas instruments, spare parts, universal fluids, ancillary components and other components necessary to manufacture our assays.

We manufacture and assemble our proprietary assay kits, assay calibrators, universal fluids, and transport tubes and ancillary reagents in our approximately 45,000 square foot, ISO-certified facility in San Diego, California. Our facility has people and equipment to formulate reagents, perform quality control testing, automated bottle filling and labeling, large scale lyophilization and kit assembly under ISO-9001 quality guidelines. Our raw materials, including many of the universal fluids, are commercially available from a large number of vendors. We purchase Atlas universal reagents and Atlas ancillary disposables from Gen-Probe, which are re-labeled with Roka specific labels. We believe we have equipment and facilities in place to meet our current and future manufacturing and research and development needs.

We rely on a limited number of suppliers for certain components and materials in our system. We have established supply agreements with a number of these suppliers. We have an agreement with FedEx to warehouse and distribute our finished products. We have a separate agreement with another vendor to warehouse and ship our Atlas instruments. These offsite warehouses allow us to more efficiently distribute our products to our customers throughout the country.

Quality Systems

All Roka products are subject to strict internal quality controls to ensure consistent performance at customer sites. We are certified under ISO-9001 quality standards. We have developed a comprehensive quality system based on FDA in-vitro diagnostic product development and GMP standards. These regulations carefully control the design, manufacture, testing and release of diagnostics products as well as raw material receipt and control. We utilize electronic documentation integrated with our enterprise resource planning system to track manufacturing activities, product development and customer support. We also have controlled methods for the consistent manufacturing of our Atlas Detection Assays and reagents at our facilities. All key outsourcing partners are ISO-certified to help assure a continual supply of high quality components. We monitor our quality through a variety of indicators, including performance indicators, internal and external audits, customer inquiries and complaints. Product inquiries or quality concerns are trended and subject to risk assessment, root cause analysis and corrective action plans which are reviewed on a periodic basis.

We plan to continue manufacturing components that we determine to be highly proprietary or highly custom to produce. We believe we have an effective quality system in place to meet our quality policy to design, develop and manufacture molecular products that comply with applicable U.S. and international regulatory requirements, to maintain the effectiveness of the quality management system, continually explore opportunities to improve the effectiveness of the quality management system and to meet or exceed customer’s expectations.

Competitors

Our industry is highly competitive and subject to rapid and significant technological change. We face competition from companies that offer molecular, immunochemical and /or culture-based testing products. Key competitors offering molecular pathogen testing solutions include E.I. du Pont de Nemours and Company, Bio-Rad Laboratories, Inc., BioControl Systems, Inc., Life Technologies Corporation and 3M Food Safety. Key competitors offering immunochemical testing solutions include bioMérieux, S.A. and Neogen Corporation. Key competitors offering culture testing solutions include 3M, bioMérieux and Neogen. These companies compete with us primarily on the basis of technology, quality, reputation, accuracy, ease of use, price, reliability, range of product offerings, including the ability to offer a broader range of testing methods than we can offer, the timing of new product introductions and product line offerings. We believe our success will be driven by the robustness and accuracy of our proprietary sample preparation and assay chemistries, the simplified, efficient work flow that is enabled by our proprietary Roka transfer tube and advanced Atlas instrument, and our sole focus on the industrial application markets.

Many of our existing competitors or new market entrants have, or may have, significantly greater financial, marketing, sales, manufacturing, distribution and technological resources than we do. Additionally, our existing competitors or new market entrants may have substantially greater expertise in conducting research and development, may have greater ability to obtain necessary intellectual property, may be in a better position than we are to respond quickly to new or emerging technologies, may be able to undertake more extensive marketing campaigns, may adopt more aggressive pricing strategies, may have greater brand recognition and may be more successful in attracting potential customers.

Intellectual Property

Our business relies upon proprietary technologies, methods and processes, product designs and branding which we have invented, developed or licensed. Our policy is to seek patent protection and trademark registration for commercially valuable assets we develop, as appropriate, and maintain as trade secrets other aspects of our proprietary platform, processes, and know-how.

Through our license agreement with Gen-Probe, we have worldwide rights, except for certain rights retained by Gen-Probe, to Gen-Probe’s molecular diagnostic technology patent portfolio (including patents relating to assays and instrument platforms) for use in instruments and certain industrial application markets.

In addition, we are seeking to obtain patent protection for certain compositions and methods of using or related to the technology used in our products, as well as other inventions that are important to our business. We do not currently own any issued patents. Our patent portfolio includes pending U.S. provisional applications and strategically focused corresponding international applications filed via the Patent Cooperation Treaty, or PCT. We will be filing foreign national or regional counterpart applications, where we deem commercially appropriate, with the first such filing beginning in February 2014. As of the date of this prospectus, we own three PCT applications relating to detection probes and detection methodology.

We believe our portfolio of patent applications will protect aspects of our business in the United States and in foreign jurisdictions in which we elect to pursue and are successful in obtaining patent rights.

Trade Secrets and Trademarks

In addition to our broad patent portfolio, we rely on trade secrets and know-how to develop and maintain our competitive position. We protect trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements generally provide that all confidential information developed or made known during the course of an individual or entity’s relationship with us must be kept confidential during and after the relationship and that all inventions or developments resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of the proprietary technology used in our products by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets.

We also seek trademark protection in the United States and in foreign jurisdictions where available and when appropriate. The “Roka Bioscience” trademark and our corporate logo are either applied for and have reached approval or are registered in applicable trademark agencies in the United States, European Community, Canada and China. The “Atlas” trademark and the Atlas logo are either applied for and have reached approval or are registered in applicable trademark agencies in the European Community and the United States.

Collaborations and Licenses

License Agreement from Gen-Probe

In September 2009 we entered into a license agreement with Gen-Probe. Under the terms of this license agreement, Gen-Probe granted us a worldwide, royalty-bearing license under Gen-Probe’s molecular diagnostic technology patent portfolio and know-how (including technology, trade secrets, inventions, methods, designs, materials, and data) for use in instruments for the following industrial testing applications: food manufacturing, water testing, biopharmaceutical manufacturing, environmental, veterinary, bioterrorism and infection control. The definitions in the agreement for each of the industrial testing applications include limited exclusions, including the exclusion of any right by us to test samples from humans or animals for the purpose of clinical diagnostics, including as part of clinical trials, and also excludes testing of human blood, tissue, plasma or other blood products intended for direct transfusion or other administration to humans or animals, or screening of any human organs, tissues or other biological materials. In addition, we granted Gen-Probe an exclusive license to technology and intellectual property developed by us, for use outside the field of industrial applications. The license also grants us the right to develop, manufacture, use, distribute, promote, sell, import and export nucleic acid tests and other consumables using the Gen-Probe technology for these industrial testing applications on molecular diagnostic instruments, including the Gen-Probe fully automated Panther instrument system that we commercialize as the Atlas System. The license is exclusive with respect to these industrial testing applications, except for the following rights retained by Gen-Probe: (i) rights granted by Gen-Probe under agreements existing as of the effective date of the license, which do not affect our ability to manufacture and commercialize our products but do not prevent such parties from competing with us, (ii) Gen-Probe’s right to continue to commercialize several specific assay products in existence as of the date the license was executed, and (iii) the Company’s rights as to infection control applications, which are non-exclusive except with respect to certain CUDA patents. Although the license will become nonexclusive with respect to veterinary applications if we fail to commercialize products for veterinary applications by September 10, 2015, and will become nonexclusive with respect to bioterrorism applications if we fail to commercialize products for bioterrorism applications by September 10, 2015. Our rights to Gen-Probe’s patents and know-how under this license agreement also includes patents and know-how that Gen-Probe develops or otherwise acquires control of during the term of the license agreement that are necessary, used in or useful for our development of new products and technology for these industrial testing applications. Pursuant to the Gen-Probe license agreement, we are obligated to make royalty payments to Gen-Probe based on net sales of products that incorporate the licensed Gen-Probe technology. Our obligation to make royalty payments under this agreement is on a country-by-country basis in each country in which the applicable product is manufactured or sold, and expires upon the later of (i) the expiration, revocation or rejection of the last of the patents covering the technology that we use in our products in that country, or (ii) 10 years after the first sale of products in such country. We currently expect the last relevant U.S. patent to expire in 2030. The patents currently covered by the license agreement expire from time to time between 2014 and 2030. We have analyzed Gen-Probe patents that are material to our business and do not believe that the Gen-Probe patents that expire in the next five years will cumulatively have a material impact on our ability to protect ourselves from copying by our competitors.

Our license agreement may be terminated by Gen-Probe or us upon a material breach of the agreement that is not cured following 60 days’ notice. Gen-Probe also may terminate the license agreement if we are in breach of any payment obligation under the agreement that is not cured within 30 days following notice of the breach. In addition, Gen-Probe has the right to terminate the agreement immediately upon written notice if (i) we or any of our affiliates, licensees or sublicensees commence any formal challenge to any of the patents licensed to us by Gen-Probe, or (ii) we declare bankruptcy, become insolvent or initiate dissolution proceedings. Upon any termination, all patent, know-how and other intellectual property rights granted to us by Gen-Probe shall terminate.

We do not have the right to enforce any of the patents licensed to us under the license agreement with Gen-Probe. Gen-Probe has the right, but not the obligation, to sue third parties for infringement of the licensed patents. If Gen-Probe does not bring an action against an alleged infringer within 60 days after written notice from us, we may request that Gen-Probe consider bringing an action. Gen-Probe will also control any action to enforce the licensed patents, and has the sole right to prosecute, issue and maintain the licensed patents and patent applications.

In May 2011, we amended our license agreement with Gen-Probe to clarify that our exclusive rights for infection control applications are limited to use on a specific low volume diagnostic instrument. For all other instruments, our rights for infection control applications are non-exclusive.

Our license agreement with Gen-Probe also granted us a sublicense under a co-exclusive patent license agreement between Gen-Probe and Stanford University to make, use, and sell nucleic acid tests and other consumables for use in instruments for the food manufacturing, water testing, biopharmaceutical manufacturing, environmental, veterinary, bioterrorism and infection control testing applications. Under the patent license agreement between Stanford and Gen-Probe, Stanford granted co-exclusive license rights to Gen-Probe under specified patents owned by Stanford covering certain nucleic acid amplification methods related to TMA. Under the sublicense, we are obligated to make royalty payments to Stanford through Gen-Probe and based on net sales of products incorporating the licensed technology. Our obligation to make royalty payments under this sublicense agreement terminates when the patents constituting the Stanford amplification technology expire, which is expected to occur in July 2017. The sublicense remains in effect until our license agreement with Gen-Probe expires or is terminated, and in the event that Stanford terminates its license with Gen-Probe, our sublicense rights shall continue directly with Stanford, provided we are not in default, and agree to assume the obligations of Gen-Probe under the Stanford license to the extent they correspond to the scope of the sublicense.

Supply Agreements with Third Parties for Materials and Instrumentation Used in Our Products

Material Supply Agreement with Gen-Probe

In September 2009, we entered into a long-term material supply and purchase agreement with Gen-Probe, which was amended in May 2011. Under this agreement, Gen-Probe is obligated to supply us with a number of proprietary reagents that we use as components in the manufacture of our assays. Under this agreement, we also purchase from Gen-Probe bulk universal reagents that we use with all of our assays that run on the Atlas instrument as well as certain proprietary disposable components necessary to run our pathogen detection assays on the Atlas instrument. We pay Gen-Probe a specified transfer price for each of the individual materials supplied under this agreement. The initial term of this agreement expires on May 27, 2018. At the end of the initial term, the agreement automatically renews for successive two-year periods unless we give 180 days’ prior notice of our intention not to renew. The material supply agreement may be terminated by Gen-Probe only (i) for cause based on a breach by us that remains uncured for at least 60 days, or (ii) in the event we file for bankruptcy protection, or otherwise formally declare insolvency or commence dissolution or similar proceedings.

Atlas Instrument Supply Agreement

In May 2011, we entered into a supply agreement with Gen-Probe pursuant to which Gen-Probe supplies us with its integrated fully automated Panther instrument system, which we commercialize under the Atlas brand name. During the term of the agreement Gen-Probe will supply us with instruments, reagents, other consumables and software updates for use with our Atlas instruments. During the term of the supply agreement we are required to make a quarterly rolling forecast of our expected needs for instruments for a twelve-month period. Under the terms of the agreement, we must purchase all of our requirements for the Atlas instruments from Gen-Probe at agreed-upon prices. We can defer payment to Gen-Probe of up to one-half of the invoice amount for up to 54 months after delivery. The term of the agreement is for an initial period of seven years, with automatic renewals for successive two-year periods, unless either party provides notice at least one year in advance of its intent not to renew the agreement. In the event that Gen-Probe ceases production of the instrument, fails to supply us with certain quantities of the instrument as specified in the supply agreement, or chooses not to renew the supply agreement, we have the right to contract with an alternative supplier reasonably acceptable to Gen-Probe to manufacture and supply us with the Atlas instrument, and Gen-Probe is required to license the alternative supplier under any Gen-Probe intellectual property or know-how needed to manufacture the Atlas instrument, and supply reasonable technical assistance. The current manufacturer of the instrument, Stratec Biomedical AG, is deemed an acceptable alternative supplier under the agreement.

Government Regulation

Pathogen tests used in food safety testing currently do not require government approval prior to commercialization in the United States. However, government regulation is a key driver of food safety testing in the United States and internationally, and each country has its own set of regulatory policies aimed at protecting the safety of the food supply. The increasing focus on food safety by nations around the world and their related regulators serve as a long term growth driver.

The principal U.S. federal agencies involved in food safety are the USDA’s Food Safety and Inspection Service, or FSIS, the FDA, and the CDC. Numerous other federal, state and local agencies also play a role, in close collaboration with FSIS, the FDA and the CDC, in the areas of inspection, food surveillance, reporting and tracking foodborne disease, regulation of retail food establishments and other food safety functions.

The CDC provides a system of health surveillance to monitor and prevent disease outbreaks, implements disease prevention strategies, and maintains national health statistics. The CDC leads FoodNet, a collaborative project with the FDA, the USDA and the States to improve data collection on foodborne illness outbreaks, and PulseNet, a national laboratory network that connects foodborne illness cases to detect and define outbreaks through “fingerprinting” of bacterial DNA. The CDC does not test food products independently.

The FDA and FSIS have primary responsibility for ensuring that the nation’s domestic and imported commercial food supply is safe, wholesome, and correctly labeled and packaged. FSIS regulates the safety of approximately 20 percent of the food supply, including most meats, poultry, and processed egg products; the FDA regulates the remaining 80 percent (Johnson).

The FDA and FSIS conduct the following activities related to food safety in their respective areas of responsibility:

•	inspect food production facilities, conduct recalls of contaminated foods, and work with other agencies and industry on inspections, surveillance, and outbreak tracebacks;

•	review and approve food processor programs, such as HACCP, that demonstrate products are wholesome and safe;

•	set standards for pathogen levels and testing methods in regulated foods;

•	develop, evaluate and validate methods for regulatory use; publish and update the Bacteriological analytical Manual, or BAM (FDA) and the Microbiology Laboratory Guide, or MLG (FSIS), and establish reference methods;

•	regulate and inspect imported foods; and

•	establish new regulations and guidelines to ensure safety of the food supply.

The FDA and FSIS exert an important influence on pathogen testing through regulatory, surveillance and inspection functions. Testing is a fundamental element of most HACCP plans; currently, HACCP plans are required by FSIS for the meat and poultry segments and by the FDA for seafood and fruit juice. Implementation of the FSMA should significantly expand the number of food producing segments and establishments required to implement HACCP-like programs.

The Food Safety Modernization Act

Signed into law in January, 2011, the Food Safety Modernization Act, or FSMA, represents the first major overhaul of food safety legislation in more than 70 years. The FDA, pursuant to the FSMA, will be promulgating and finalizing the FSMA’s implementing regulations throughout 2015, including the final rules related to the foreign supplier verification program, accreditation of third-party auditors and produce safety standards in October 2015. The FSMA has the following components:

•	requirements for food processors to analyze food safety hazards and implement risk-based preventive controls;

•	mandatory produce safety standards;

•	mandated FDA inspection frequency based on facility risk;

•	mandatory record access;

•	mandatory recall and suspension of registration;

•	enhanced product tracing;

•	redesign of the FDA’s import safety control system by coupling third-party certification and private-sector verification with FDA inspection of foreign food facilities; and

•	accreditation of laboratories for import analyses.

The FSMA reflects a shift in the FDA’s mandate from inspection and outbreak response to prevention and the use of flexible, risk-based management practices. The preventive controls provision of the FSMA requires food establishments to identify potential chemical, physical, or biological hazards to which the company’s food products or processes may be vulnerable, implement controls to minimize each of the hazards, monitor the performance of the controls and maintain records substantiating the monitoring and compliance with each control.

We expect the preventive controls provision of the FSMA will likely lead to an increase in product and environmental testing by mid-size to small processors. We expect that food establishments will likely utilize product and environmental sampling to validate interventions in their food safety systems and to monitor intervention effectiveness on a regular basis. Pursuant to the record maintenance provision of the FSMA, establishments will need to document sampling activities and results on a routine basis, as well as document corrective actions for positive test results.

In response to the growing number of imported food products, countries of origin, and number of foreign registered firms, the FSMA provides tools for the FDA to ensure that imported foods meet U.S. standards and are safe for U.S. consumers. The FSMA has a strong focus on importer accountability: for the first time, importers have an explicit responsibility to verify that their foreign suppliers have adequate preventive controls in place to ensure that the food they produce is safe. As with domestic producers, foreign suppliers will have to document sampling activities and results on a routine basis.

The FSMA’s Produce Safety Standards extend the focus on prevention of the production of raw agricultural commodities. The FSMA mandates the FDA to establish science-based, minimum standards for the safe growing, harvesting, packing, and holding of produce on farms to minimize contamination that could cause serious adverse health consequences or death. As with other preventive controls provisions of the FSMA, we expect that the final produce rules will lead to increased product, raw material and environmental testing in order to demonstrate that produce is safe.

Select International Regulation

The objective of the European Union’s food safety policy is to protect consumer health and interests while guaranteeing the smooth operation of the single market.

The European Union’s policy underwent reform in the early 2000’s, resulting in adoption by the Council of the European Union and the European Parliament Regulation (EC) No. 178/2002, which laid out the General Food Law, or GFL, and created the European Food Safety Authority. The GFL is a Farm to Fork approach to food safety at all stages of production and distribution of European-produced and imported foods. The objective of the Food Law is to ensure consumers’ right to safe food and to accurate and honest information while guaranteeing the smooth operation of the single market. The GFL encompasses the following principles:

•	protection of consumer interests from unsafe food;

•	free circulation of safe and high-quality products within the internal market and with other countries;

•	responsibilities of food producers to apply the food safety legislation at all stages of the food chain, including withdrawal of unsafe product from the market;

•	improved objectivity, transparency and communication regarding food safety and scientific risk assessment and prevention;

•	food producers’ responsibility for traceability of foods at all stages of production, processing and distribution; and

•	communication and cooperation within and among European Union member states regarding disease surveillance and outbreak response.

The European Food Safety Authority, or the EFSA, provides scientific advice, technical support and European Union-wide coordination of food safety activities. The European Union institutions and the Member States are responsible for risk management, and individual European Union member countries have passed laws to come into conformance with the GFL (Hoffman; Europa – Principles; Europa – General Provisions; Leibovitch).

The objective of China’s food safety policy and regulatory agencies is to take preventive measures to reduce risks on food safety. China’s food safety system has been undergoing significant reform since the early 2000s in an effort to consolidate agencies overseeing food manufacturing and distribution and provide better oversight for what the public has seen as a major problem. China recently established the China Food and Drug Administration, or the CFDA, to oversee all food and drug regulation, investigation, testing, and enforcement while the Ministry of Health, under CFDA supervision, is responsible for risk assessment and standards. In October 2013, the CFDA released a draft of new food safety regulations; these place primary responsibility on manufacturers, require tracking systems to be put in place and increase penalties for violations. Additionally, the new regulations place responsibility on retailers to take joint liability with suppliers for the safety of the products they sell. The CFDA will take an increased supervisory role, increasing surprise audits and oversight.

Brazil’s food safety policy is heavily influenced by its role as a major agricultural exporter. With the strictest global regulations existing in the United States and European Union, two of its chief export destinations, a system of Ministries and agencies share jurisdiction over compliance with these international standards as well as securing the safety of the domestic food supply and monitoring imports. The two main federal institutions, the Ministry of Agriculture, Livestock, and Food Supply, or MAPA, and the Ministry of Health through its National Agency of Sanitary Surveillance, or ANVISA, split responsibility for regulation and enforcement of raw agricultural goods and processed foods, respectively. MAPA and ANVISA each have processes in place for regulation, inspection, and enforcement of food safety.

Employees

As of March 31, 2014, we employed 122 full-time employees, including 43 employees engaged in sales, marketing and commercial operations, 31 employees engaged in research and development functions, 27 employees engaged in manufacturing and 21 employees engaged in general and administrative functions. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Properties and Facilities

We lease approximately 14,500 square feet of space for our corporate headquarters, customer training facility and microbiology laboratory in Warren, New Jersey pursuant to leases that expire in January 2018. We also lease approximately 45,000 square feet of space for our research and development facility and manufacturing operations in San Diego, California pursuant to a lease that expires in December 2019. We believe our facilities are adequate for our foreseeable needs.

Legal Proceedings

We are not a party to any material legal proceedings at this time. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any claim or litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our directors and executive officers as of May 20, 2014.

Name	Age	Position(s)	Served as an Officer or Director Since
Paul G. Thomas	58	President, Chief Executive Officer and Director	2009
Steven T. Sobieski	57	Senior Vice President, Chief Financial Officer and Treasurer	2009
AmyJo McCardell	48	Senior Vice President, Commercial Operations	2010
Walter M. Narajowski	60	Senior Vice President, General Manager	2009
M. James Barrett, Ph.D.(1)	71	Chairman of the Board	2009
Josh Bilenker, M.D.(2)	42	Director	2011
Fred E. Cohen, Ph.D., M.D.(1)(3)	57	Director	2009
Michael P. Doyle, Ph.D.(1)	64	Director	2010
David W. J. McGirr(2)	60	Director	2013
Jonathan T. Silverstein, J.D.(2)(3)	47	Director	2009

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Paul G. Thomas has served as our president, chief executive officer and director since our founding in September 2009. From September 2008 to September 2009, Mr. Thomas was an independent consultant. Previously, from October 1998 until September 2008, he served as chairman, chief executive officer, and president of LifeCell Corporation, a publicly traded company focused on developing and marketing reconstructive surgical products, which was acquired by Kinetic Concepts, Inc., a global medical technology company, in May 2008. Prior to joining LifeCell, Mr. Thomas held various senior positions during his 15-year tenure with the pharmaceutical products division of Ohmeda Inc., now a General Electric Healthcare Company. Mr. Thomas currently serves as a member of the board of directors of the following publicly-held companies: ABIOMED, Inc. (NASDAQ: ABMD), a medical devices company focused on products that provide circulatory support, since May 2011 and Aegerion Pharmaceuticals, Inc. (NASDAQ: AEGR), a biopharmaceutical company focused on development and commercialization of innovative, life-altering therapies for patients with debilitating, often fatal, rare diseases, since August 2011. Mr. Thomas previously served as a member of the board of directors of Orthovita, Inc., a publicly traded orthobiologics and biosurgery company, until its sale in June 2011 to Stryker Corporation (NYSE: SYK). Mr. Thomas received his Master of Business Administration from Columbia University, and completed his postgraduate studies in chemistry at the University of Georgia. He received his Bachelor of Science in Chemistry from St. Michael’s College. In addition to Mr. Thomas’ extensive leadership experience with public companies in the life sciences industry, we believe Mr. Thomas’ perspective as one of our founders, and his extensive leadership and experience as our chief executive officer since our founding, his knowledge of our operations bring to our board of directors critical strategic planning and operational leadership that qualify him to serve as a member of our board of directors.

Steven T. Sobieski has served as our senior vice president, chief financial officer and treasurer since our founding in September 2009. Previously, from 2000 to May 2009, he served as chief financial officer and vice president of finance and administration of LifeCell Corporation, a publicly traded company focused on developing and marketing reconstructive surgical products, which was acquired by Kinetic Concepts, Inc., a global medical technology company, in May 2008. From 1991 to 2000, Mr. Sobieski served as vice president of finance and in other positions at Osteotech, Inc., a publicly traded company focused on biologic products for regenerative medicine, which is now a wholly-owned subsidiary of Medtronic, Inc. (NYSE: MDT). From 1981 through 1991, he was with Coopers & Lybrand, a public accounting firm. Mr. Sobieski currently serves as a member of the board of directors of Insulet Corporation (NASDAQ: PODD), a medical device company focused on products for patients with insulin-dependent diabetes, since 2006. Mr. Sobieski earned a Bachelor of Science in business administration from Monmouth University and a Master of Business Administration from Rutgers University. He is a Certified Public Accountant.

AmyJo McCardell has served as our senior vice president, commercial operations since May 2010. Before joining us, from 2005 to May 2010, Ms. McCardell served as global director of commercial development for the rapid testing business of Lonza Bioscience, a U.S. subsidiary of Lonza Group Ltd., a Swiss company listed on the SIX Swiss Exchange that is a leading supplier to the pharmaceutical, healthcare and life science industries. From 2001 to 2005, Ms. McCardell served as the business unit director of food safety testing for Strategic Diagnostics, Inc., a publicly traded provider of biotechnology-based products and services for a broad range of life science, biotechnology and diagnostic applications, which was subsequently acquired by OriGene Technologies, Inc., a privately held genome wide product company for research and diagnostic applications. From 1992 to 2001, Ms. McCardell held positions of increasing responsibility at Dupont-Qualicon, a DuPont (NYSE: DD) business, where she assisted in the development, launch, and sale of the DuPont Riboprinter® and Bax® Systems. Ms. McCardell received an M.S. degree in Soil Microbiology from the University of Delaware and conducted post-graduate studies in molecular microbiology at the University of Minnesota. She received her B.S. in Biology from Lebanon Valley College in Pennsylvania.

Walter M. Narajowski has served as our senior vice president and general manager since our founding in September 2009. From December 2008 to September 2009, Mr. Narajowski worked as an independent consultant. Previously, from October 2005 to December 2008, Mr. Narajowski served as president and chief executive officer of Pathway Diagnostics Corp, Inc., a biomarker development and testing company, which was sold to Quest Diagnostics Incorporated (NYSE: DGX) in December 2008. Prior to Pathway, from 2000 to September 2005, Mr. Narajowski served as vice president, general manager of Focus Diagnostics, Inc., an infectious disease reference laboratory and diagnostic product business. From 1998 to 2000, Mr. Narajowski worked as an investment advisor and independent consultant. From 1975 to 1998, Mr. Narajowski’s held positions of increasing responsibility with Abbott Laboratories (NYSE: ABT), a global healthcare company, including vice president, general manager of critical care products, vice president, general manager of the infusion pump business, general manager of physician office diagnostics, and a director of research and development. Mr. Narajowski received his M.S. in bioengineering from the University of Utah, and his B.S. in electrical engineering from the Illinois Institute of Technology.

M. James Barrett, Ph.D. has served as our chairman of the board since our founding in September 2009. Dr. Barrett has served as a general partner of New Enterprise Associates, a venture capital fund, since August 2001. From January 1997 to 2001 he served as chairman of the board of directors of Sensors for Medicine and Science, Inc., a medical device company which he founded in 1997. Dr. Barrett currently serves on the board of directors of each of the following publicly-held companies: Amicus Therapeutics, Inc. (NASDAQ: FOLD), a publicly traded biopharmaceutical company focused on therapies for rare and orphan diseases, since August 2009; Clovis Oncology, Inc. (NASDAQ:CLVS), a biopharmaceutical company focused on anti-cancer agents, since April 2009, and Supernus Pharmaceuticals, Inc. (NASDAQ: SUPN), a specialty pharmaceutical company, since 2005. In addition, Dr. Barrett currently serves as a member of the board of directors of a number of private companies. In addition, within the past five years, Dr. Barrett has previously served on the board of directors of each of the following publicly-held companies: Targacept, Inc., (NASDAQ: TRGT), a clinical-stage biopharmaceutical company, from 2002 until May 2013; Inhibitex, Inc. from 2002 until it was sold to Bristol-Myers Squibb Company (NYSE: BMY), a global biopharmaceutical company, in 2012; and YM Biosciences, Inc. (NYSE MKT: YMI, TSX: YM), a Canadian-based biopharmaceutical company subsequently acquired by Gilead Sciences, Inc. (NASDAQ: GILD). Dr. Barrett received a B.S. in Chemistry from Boston College, a Ph.D. in Biochemistry from the University of Tennessee and a M.B.A. from the University of Santa Clara. We believe that Dr. Barrett’s extensive experience as a venture capital investor focused on the healthcare industry, as a founder of numerous companies and entrepreneur, as a director of numerous publicly-traded pharmaceutical companies, and his strong capital markets experience qualifies him to serve as a member of our board of directors.

Josh Bilenker, M.D. has served as a member of our board of directors since December 2011. Dr. Bilenker has served as Chief Executive Officer, President and a director of Loxo Oncology, Inc., a biopharmaceutical company focused on targeted cancer therapies for genetically-defined populations, since July 2013. Dr. Bilenker has served as a partner of Aisling Capital since January 2012, and served as a principal of Aisling Capital from January 2009 to December 2011. Previously, from 2004 to 2006, Dr. Bilenker was a medical officer in the office of oncology drug products at the U.S. Food and Drug Administration, or FDA. While at the FDA, he conducted clinical reviews of IND-stage and licensed biologic oncology products. Prior to joining the FDA, Dr. Bilenker trained at the University of Pennsylvania in internal medicine and medical oncology, earning board certification in these specialties. Dr. Bilenker currently serves as a member of the board of directors of a number of private companies. He is also a member of the board of directors at BioEnterprise Initiative in Cleveland, OH, a private a business formation, recruitment, and acceleration initiative designed to grow healthcare companies and commercialize bioscience technologies. Dr. Bilenker received his M.D. from The Johns Hopkins School of Medicine. He received his B.A. from Princeton, awarded summa cum laude in English. We believe that Dr. Bilenker’s extensive experience as a venture capital investor and his extensive experience in the biotechnology and pharmaceutical industries qualifies him to serve as a member of our board of directors.

Fred E. Cohen, M.D., D.Phil. has served as a member of our board of directors since our founding in September 2009. Dr. Cohen has been a partner at TPG Capital, or TPG, a private equity firm, since 2001. Dr. Cohen serves as co-head of TPG’s biotechnology group. Dr. Cohen is also a professor of cellular and molecular pharmacology at the University of California, San Francisco, where he has taught since 1988. Dr. Cohen currently serves on the board of directors of each of the following publicly-held companies: BioCyrst Pharmaceuticals, Inc. (NASDAQ: BCRX), a biopharmaceutical company; Five Prime Therapeutics, Inc. (NASDAQ: FPRX), a clinical-stage biotechnology company; Genomic Health, Inc. (NASDAQ: GHDX), a molecular diagnostics company that provides genomic-based diagnostic tests that address the overtreatment of early stage cancer; Quintiles Transnational Holdings Inc. (NYSE:Q), a provider of biopharmaceutical development and commercial outsourcing services; Tandem Diabetes Care, Inc. (NASDAQ: TNDM), a medical device company focused on products for people with insulin-dependent diabetes; and Veracyte, Inc. (NASDAQ: VCYT), a diagnostics company focused on molecular cytology solutions. In addition, Dr. Cohen currently serves as a member of the board of directors of a number of private companies. He is a fellow of the American Academy of Arts and Sciences and is a member of the Institute of Medicine of the National Academies. Dr. Cohen holds a B.S. in Molecular Biophysics and Biochemistry from Yale University, a D.Phil. in Molecular Biophysics from Oxford University and an M.D. from Stanford University. We believe that Dr. Cohen’s extensive experience as a venture capital investor focused on biotechnology companies and as a director of several publicly-traded life sciences companies qualifies him to serve as a member of our board of directors.

Michael P. Doyle, Ph.D. has served as a member of our board of directors since March 2010. Dr. Doyle has served as a Regent’s Professor of Food Microbiology and Director of the Center for Food Safety at the University of Georgia since March 1993. He is an active researcher in the area of food safety and security and works closely with the food industry, government agencies, and consumer groups on issues related to the microbiological safety of foods. He serves on food safety committees of many scientific organizations and has served as a scientific advisor to many groups, including the World Health Organization, the Institute of Medicine, the National Academy of Science-National Research Council, the International Life Sciences Institute-North America, the Food and Drug Administration, the U.S. Department of Agriculture, the U.S. Department of Defense, and the U.S. Environmental Protection Agency. He is a Fellow of the American Academy of Microbiology, the International Association for Food Protection and the Institute of Food Technologists, and is a member of the Institute of Medicine of the National Academies. We believe that Dr. Doyle’s extensive experience in the food safety industry, including as an advisor to agencies that regulate food safety, qualifies him to serve as a member of our board of directors.

David W. J. McGirr, has served as a member of our board of directors since December 2013. Mr. McGirr has served as a senior advisor of Cubist Pharmaceuticals, Inc. (NASDAQ: CBST), a biopharmaceutical company focused on products for the acute care environment, since March 2013, and as senior vice president and chief financial officer from 2002 to March 2013. Prior to Cubist, Mr. McGirr was the president and chief operating officer of hippo inc, a privately-held internet technology company, and served as a member of their board of directors. Prior to hippo, Mr. McGirr was the president, and also served as chief executive officer, of GAB Robins North America, Inc., a risk management company. Prior to that, Mr. McGirr served in various positions within the S.G. Warburg Group, an investment bank, ultimately serving as chief financial officer, chief administrative officer and managing director of its subsidiary S.G. Warburg & Co., Inc. Mr. McGirr currently serves as a member of the board of directors of Insmed Incorporated (NASDAQ CM: INSM), a biopharmaceutical company focused on developing an inhaled anti-infective to treat patients battling serious lung diseases, and Relypsa, Inc. (NASDAQ: RLYP), a pharmaceutical company focused on the development and commercialization of non-absorbed polymeric drugs to treat disorders in the areas of renal, cardiovascular and metabolic diseases. Mr. McGirr received a B.Sc. in Civil Engineering from the University of Glasgow and an M.B.A. from the Wharton School at the University of Pennsylvania. We believe that Mr. McGirr’s management experience, including his experience as chief financial officer of a publicly traded biopharmaceutical company, his experience as a director and audit committee member of other publicly-traded companies and his experience in the financial sector qualifies him to serve as a member of our board of directors.

Jonathan T. Silverstein, J.D. has served as a member of our board of directors since our founding in September 2009. Mr. Silverstein has been a member of OrbiMed Advisors LLC, an asset management firm solely focused in healthcare, since 1998. Mr. Silverstein currently serves as chairman of the board of directors of Intercept Pharmaceuticals, Inc. (NASDAQ: ICPT), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat chronic liver diseases. In addition, Mr. Silverstein currently serves as a member of the board of directors of a number of private companies and as a director of Relypsa, Inc. (NASDAQ: RLYP), a company focused on polymer drugs to treat kidney diseases. Mr. Silverstein has previously served as a member of the board of directors of the following publicly-held companies: Mr. Silverstein was a director of NxStage Medical, Inc. (NASDAQ: NXTM), a medical devices company that develops, manufactures and markets innovative products for the treatment of kidney failure, fluid overload and related blood treatments and procedures, from 2008 until 2011 and Insulet, Inc. (NASDAQ: PODD), a publicly traded medical device company focused on products for patients with insulin-dependent diabetes, from 2006 until 2008. Mr. Silverstein has a B.A. in economics from Denison University and a J.D. and M.B.A. from the University of San Diego. We believe that Mr. Silverstein’s leadership experience, experience managing Orbimed’s portfolio companies and capital market experience, particularly within the life science sector, and his experience as a director of several publicly-traded life sciences companies qualifies him to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of seven members, all of whom were elected as directors pursuant to the terms of our amended and restated investors’ rights agreement. The provisions related to election of directors in our amended and restated investors’ rights agreement will terminate upon the completion of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

In accordance with the terms of our restated certificate of incorporation and bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Our directors will be divided among the three classes as follows:

•	The Class I directors will be and ; their terms will expire at the annual meeting of stockholders to be held in 2015.

•	The Class II directors will be and ; their terms will expire at the annual meeting of stockholders to be held in 2016.

•	The Class III directors will be and ; their terms will expire at the annual meeting of stockholders to be held in 2017.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Director Independence

Upon the completion of this offering, we expect that our common stock will be listed on the NASDAQ Global Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within 12 months of the completion of an initial public offering. In addition, the rules of The NASDAQ Stock Market require that, (i) on the date of the completion of the offering, at least one member of each of a listed company’s audit, compensation and nominating and corporate governance committees be independent, (ii) within 90 days of the date of the completion of the offering, a majority of the members of such committees be independent and (iii) within one year of the date of the completion of the offering, all the members of such committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of The NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that all of our directors, other than Mr. Thomas, representing six of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities as director and that each of these directors is “independent” as that term is defined under the rules of The NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the association of our directors with the holders of more than 5% of our common stock. We intend to comply with the other independence requirements for committees within the time periods specified above.

Board Committees

Our board of directors has established an audit committee, a compensation committee and, upon the completion of this offering, a nominating and corporate governance committee. Each of these committees will operate under a charter that has been approved by our board of directors.

Audit Committee

Upon completion of this offering, the members of our audit committee will be Messrs. McGirr, Silverstein and Bilenker, and Mr. McGirr will chair the audit committee. Our board of directors has determined that each of the directors serving on our audit committee, are independent within the meaning of The NASDAQ Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, our board of directors has determined that Mr. McGirr qualifies as an audit committee financial expert within the meaning of SEC regulations and The NASDAQ Marketplace Rules. In making this determination, our board has considered the formal education and nature and scope of his previous experience, coupled with past and present service on various audit committees. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements.

Upon the completion of this offering, our audit committee’s responsibilities will include:

•	appointing, evaluating, retaining and, when necessary, terminating the engagement of our independent registered public accounting firm;

•	overseeing the independence of our independent registered public accounting firm, including obtaining and reviewing reports from the firm;

•	setting the compensation of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including receiving and considering reports made by our independent registered public accounting firm regarding accounting policies and procedures, financial reporting and disclosure controls;

•	reviewing and discussing with management and our independent registered public accounting firm our audited financial statements and related disclosures;

•	preparing the annual audit committee report required by SEC rules;

•	coordinating internal control over financial reporting, disclosure controls and procedures and code of conduct;

•	reviewing our policies with respect to risk assessment and risk management;

•	establishing procedures related to the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters;

•	reviewing our policies and procedures for reviewing and approving or ratifying related person transactions, including our related person transaction policy;

•	reviewing and pproving related person transactions in accordance with our related person transaction policy; and

•	meeting independently with management and our independent registered public accounting firm.

All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

Upon completion of this offering, the members of our compensation committee will be Messrs. Barrett, Cohen and Doyle, and Mr. Barrett will be the chair of the compensation committee. Our board of directors has determined that each of the directors serving on our compensation committee, are independent within the meaning of The NASDAQ Marketplace Rules. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Upon the completion of the offering, our compensation committee’s responsibilities will include:

•	reviewing and recommending to the board of directors our chief executive officer’s compensation, and approving the compensation of our other executive officers reporting directly to our chief executive officer;

•	overseeing the evaluation of our senior executives;

•	overseeing, administering, reviewing and making recommendations to the board of directors with respect to our incentive compensation and equity-based plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis required by SEC rules; and

•	preparing the annual compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

Upon completion of this offering, the members of our nominating and corporate governance committee will be Messrs. Cohen and Silverstein and             will be the chair of the nominating and corporate governance committee. Our board of directors has determined that each of the directors serving on our nominating and corporate governance committee, are independent within the meaning of The NASDAQ Marketplace Rules. Upon the completion of the offering, the nominating and corporate governance committee’s responsibilities will include:

•	recommending to the board of directors the persons to be nominated for election as directors or to fill any vacancies on the board of directors, and to be appointed to each of the board’s committees;

•	developing and recommending to the board of directors corporate governance guidelines; and

•	overseeing an annual self-evaluation of the board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the completion of this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.rokabio.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of our chairman of the board and chief executive officer are separated. Separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer must devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. This leadership structure also is preferred by a significant number of our stockholders. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

Although our bylaws that will be in effect upon the completion of this offering will not require our chairman and chief executive officer positions to be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including those described under the section entitled “Risk Factors.” Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks.

Following the completion of this offering, our board of directors will satisfy this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, or paid to our chief executive officer and the two most highly-compensated executive officers (other than the chief executive officer) who were serving as executive officers as of December 31, 2013 for services rendered in all capacities to us for the year ended December 31, 2013. These individuals are our named executive officers for 2013.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation(2) ($)	Total ($)
Paul G. Thomas	2013	$457,675	—	$1,224,000	—	—	$20,625	$1,702,300
President and Chief Executive Officer
Steven T. Sobieski	2013	296,175	—	446,250	—	—	21,183	763,608
Senior Vice President and Chief Financial Officer
Walter M. Narajowski	2013	296,175	—	260,100	—	—	14,081	570,356
Senior Vice President, General Manager

(1)	Amounts reflect the grant date fair value of stock and option awards granted in 2013 in accordance with Accounting Standards Codification Topic 718. For information regarding assumptions underlying the valuation of equity awards, see note to our financial statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Significant Estimates—Stock-Based Compensation” included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be received by the named executive officers if the stock options are exercised.
(2)	These amounts include for Mr. Thomas, (i) $19,466 in employer paid health insurance and (ii) $1,159 in employer paid life insurance; for Mr. Sobieski, (i) $19,466 in employer paid health insurance, (ii) $967 in employer paid life insurance and (iii) $750 for a 401(k) match; and for Mr. Narajowski, (i) $12,364 in employer paid health insurance, (ii) $967 in employer paid life insurance and (iii) $750 for a 401(k) match.

Narrative Disclosure to Summary Compensation Table

Employment Agreements with Our Named Executive Officers

We have entered into an employment agreement with each of the named executive officers.

Paul G. Thomas

On September 10, 2009, we entered into a five year employment agreement with Mr. Thomas for the position of President and Chief Executive Officer. The employment agreement automatically renews for successive one year terms unless we or Mr. Thomas provide at least 90 days prior notice of intent not to extend the term of the employment agreement. In the event of a change of control, as described below, occurs within the last twelve months of the applicable term, the term of his employment agreement will automatically renew for an additional twelve months. The expiration of the employment agreement following a notice of non-renewal by either us or Mr. Thomas is not considered termination without cause. Mr. Thomas currently receives a base salary of $466,850, which is subject to periodic review and increase by the compensation committee. Mr. Thomas is also eligible for an annual bonus with a target amount of 50% of his base salary, based on the achievement of certain individual and/or corporate performance targets established by the board or compensation committee. The actual amount of such bonus, which may be more or less than the target bonus, will be determined annually based upon individual and/or our achievement of certain performance targets, as determined by the compensation committee, in its reasonable discretion. Mr. Thomas is eligible to participate in employee benefit plans generally available to our executive employees, subject to the terms of those plans. In connection with the commencement of his employment, we agreed to grant Mr. Thomas 2,182,488 shares of restricted stock immediately and an additional 1,474,654 shares of restricted stock upon the closing of the second tranche of the Series B financing, which occurred in June 2010. Such restricted stock grants vested 25% on October 1, 2010 and the remaining shares vest in 36 equal monthly installments thereafter. Further, 100% of the shares vest upon (i) a change of control, as described below, or (ii) a termination of Mr. Thomas’s employment by the Company without cause, as described below, or by him for good reason, as described below. We agreed to make additional equity awards in the form of restricted stock grants and/or stock grants to Mr. Thomas upon the consummation of additional equity financings so that Mr. Thomas would maintain his ownership level of 6% of the fully diluted common stock, until such time that we raised an aggregate of at least $30 million in additional financing. Pursuant to such anti-dilution rights, we granted Mr. Thomas 1,065,482 additional shares of restricted stock in connection with our Series C financing in April 2011 and 410,678 additional shares of restricted stock in connection with our Series D financing in December 2011. Such anti-dilution rights terminated after our Series D financing. Such subsequent restricted stock grants are subject to the following terms: 25% of the shares vest on the one-year anniversary of the grant date and the remaining shares vest in 36 equal monthly installments thereafter. Further, 100% of the shares vest upon (i) a change of control, as described below, or (ii) a termination of Mr. Thomas’s employment by the Company without cause, as described below, or by him for good reason, as described below.

Payments Provided upon Termination without Cause or with Good Reason

In the event of termination for good reason or without cause, as described below, subject to the execution and non-revocation of a release agreement, resignation from any and all positions and return of all company property, Mr. Thomas will be entitled to receive (i) the amount of his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of termination, (ii) reimbursement of any expenses properly incurred on our behalf prior to any such termination and not yet reimbursed, (iii) continuation of his base salary in effect immediately prior to the termination of his employment for a period of twelve months after the effective date of termination, and (iv) continuation of group health plan benefits, with the cost of such benefits shared in the same relative proportion by us and Mr. Thomas until the earlier of (x) eighteen months after termination and (y) the date Mr. Thomas becomes eligible for benefits through another employer.

Payments Provided upon Termination without Cause or with Good Reason following a Change of Control

In the event of termination for good reason or without cause within six months following a change of control, as described below, subject to the execution and non-revocation of a release agreement, resignation from any and all positions and return of all company property, Mr. Thomas will be entitled to receive (i) the amount of his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of termination, (ii) reimbursement of any expenses properly incurred on our behalf prior to any such termination and not yet reimbursed, (iii) a lump sum payment equal to his annual base salary in effect immediately prior to the termination of his employment and (iv) continuation of group health plan benefits, with the cost of such benefits shared in the same relative proportion by us and Mr. Thomas until the earlier of (x) eighteen months after termination and (y) the date Mr. Thomas becomes eligible for benefits through another employer and (v) 100% acceleration of vesting for any unvested restricted stock grants.

Payments upon Change of Control

In addition to the payments described above, upon the occurrence of a change of control transaction, as described below, all shares of restricted stock will fully and immediately vest.

Under Mr. Thomas’ employment agreement, the terms below are generally defined as follows:

“cause” means: (i) the continued and willful failure to perform substantially the material duties and responsibilities of the position after receiving written demand for substantial performance; (ii) the conviction of, or plea of guilty or no contest to a felony or a crime involving dishonesty or theft; (iii) the executive’s uncured breach of the employment agreement or covenants agreements with us; (iv) the executive’s uncured and willful failure to comply with a material policy of ours; and (v) acts of gross negligence or gross misconduct by the executive, as determined by the board of directors;

“change of control” means (i) the liquidation, dissolution or winding up of the company; (ii) the acquisition, directly or indirectly, in a transaction or series of related transactions, other than a bona fide equity financing, of more than fifty (50%) or more of the total voting power of all the then-outstanding voting securities of the company; (iii) the acquisition of the company by means of any transaction or series of related transactions in which the company’s stockholders immediately prior to such transaction hold less than sixty-six percent (66%) of the voting power of the surviving or acquiring entity; or (iv) the sale, conveyance or other disposal of all or substantially all of our assets; provided that a change of control will not include a merger or consolidation with a subsidiary or affiliate of the company; and

“good reason” means that the employee has complied with the appropriate notice procedures following the occurrence of any of the following without the executive’s prior written consent: (i) prior to the consummation of a change of control, (x) the executive is not elected or re-elected to serve of our board of directors, (y) assignment to the executive of any duties or reporting obligations inconsistent with the executive’s title, position, authority or responsibility, or (z) the material diminution in the executive’s responsibilities, authority and function; (ii) a reduction in the executive’s base salary or target annual bonus that is not pursuant to a salary reduction program affecting substantially all senior level employees; (iii) failure to continue to provide the executive with benefits substantially similar to those enjoyed by the executive under employee benefit plans generally available to our executive employees; (iv) a change in the executive’s principal office location of more than twenty-five (25) miles; (v) failure to pay the executive any amount due under his employment agreement or any other breach by us of the executive’s employment agreement or (vi) failure to require a successor entity to assume the executive’s employment agreement.

Steven T. Sobieski

On September 11, 2009, we entered into a five year employment agreement with Mr. Sobieski for the position of Chief Financial Officer. The employment agreement automatically renews for successive one year terms unless we or Mr. Sobieski provide at least 90 days prior notice of intent not to extend the term of the employment agreement. In the event a change of control, as described below, occurs within the last twelve months of the applicable term, the term of his employment agreement will automatically renew for an additional twelve months. The expiration of the employment agreement following a notice of non-renewal by either us or Mr. Sobieski is not considered termination without cause or with good reason Mr. Sobieski currently receives a base salary of $302,100, which is subject to periodic review and increase by the compensation committee. Mr. Sobieski is also eligible for an annual bonus with a target amount of 40% of his base salary, based on the achievement of certain individual and/or corporate performance targets established by the board or compensation committee. The actual amount of such bonus, which may be more or less than the target bonus, will be determined annually based upon individual and/or our achievement of certain performance targets, as determined by the compensation committee, in its reasonable discretion. Mr. Sobieski is eligible to participate in employee benefit plans generally available to our executive employees, subject to the terms of those plans. In connection with the commencement of his employment, we agreed to grant Mr. Sobieski 545,622 shares of restricted stock immediately and an additional 368,664 shares of restricted stock upon the closing of the second tranche of the Series B financing, which occurred in June 2010. Twenty-five percent of such restricted stock grants vested on October 1, 2010 and the remaining shares vest in 36 equal monthly installments thereafter. Further, 100% of the shares vest upon (i) a change of control, as described below, or (ii) a termination of Mr. Sobieski’s employment by the Company without cause, as described below, or by him for good reason, as described below. We agreed to make additional equity awards in the form of restricted stock grants and/or stock grants to Mr. Sobieski upon the consummation of additional equity financings occurred so that Mr. Sobieski would maintain his ownership level of 1.5% of the fully diluted common stock, until such time that we raised an aggregate of at least $30 million in additional financing. Pursuant to such anti-dilution rights, we granted Mr. Sobieski 266,370 additional shares of restricted stock in connection with our Series C financing in April 2011 and 102,669 additional shares of restricted stock in connection with our Series D financing in December 2011. Such anti-dilution rights terminated after our Series D financing. Such subsequent restricted stock grants are subject to the following terms: 25% of the shares vest on the one-year anniversary of the grant date and the remaining shares vest in 36 equal monthly installments thereafter. Further, 100% of the shares vest upon (i) a change of control, as described below, or (ii) a termination of Mr. Sobieski’s employment by the Company without cause, as described below, or by him for good reason, as described below.

Payments Provided upon Termination without Cause or with Good Reason

In the event of termination for good reason or without cause, as described below, subject to the execution and non-revocation of a release agreement, resignation from any and all positions and return of all company property, Mr. Sobieski will be entitled to receive (i) the amount of his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of termination, (ii) reimbursement of any expenses properly incurred on our behalf prior to any such termination and not yet reimbursed, (iii) continuation of his base salary in effect immediately prior to the termination of his employment for a period of nine months after the effective date of termination and (iv) continuation of group health plan benefits, with the cost of such benefits shared in the same relative proportion by us and Mr. Sobieski until the earlier of (x) eighteen months after termination and (y) the date Mr. Sobieski becomes eligible for benefits through another employer, subject to the execution and non-revocation of a release agreement, resignation from any and all positions and return of all Company property.

Payments Provided upon Termination without Cause or with Good Reason following a Change of Control

In the event of termination for good reason or without cause within six months following a change of control, as described below, subject to the execution and non-revocation of a release agreement, resignation from any and all positions and return of all company property, Mr. Sobieski will be entitled to receive (i) the amount of his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of termination, (ii) reimbursement of any expenses properly incurred on our behalf prior to any such termination and not yet reimbursed, (iii) a lump sum payment equal to 75% of his annual base salary in effect immediately prior to the termination of his employment, (iv) continuation of group health plan benefits, with the cost of such benefits shared in the same relative proportion by us and Mr. Sobieski until the earlier of (x) eighteen months after termination and (y) the date Mr. Sobieski becomes eligible for benefits through another employer and (v) 100% acceleration of vesting for any unvested restricted stock grants.

Payments upon Change of Control

In addition to the payments described above, upon the occurrence of a change of control transaction, as described below, all shares of restricted stock will fully and immediately vest.

Under Mr. Sobieski’s employment agreement, the terms below are generally defined as follows:

“cause” means: (i) the continued and willful failure to perform substantially the material duties and responsibilities of the position after receiving written demand for substantial performance; (ii) the conviction of, or plea of guilty or no contest to a felony or a crime involving dishonesty or theft; (iii) the executive’s uncured breach of the employment agreement or covenants agreements with us; (iv) the executive’s uncured and willful failure to comply with a material policy of ours; and (v) acts of gross negligence or gross misconduct by the executive, as determined by the board of directors;

“change of control” means (i) the liquidation, dissolution or winding up of the Company; (ii) the acquisition, directly or indirectly, in a transaction or series of related transactions, other than a bona fide equity financing, of more than fifty (50%) or more of the total voting power of all the then-outstanding voting securities of the company; (iii) the acquisition of the company by means of any transaction or series of related transactions in which the company’s stockholders immediately prior to such transaction hold less than sixty-six percent (66%) of the voting power of the surviving or acquiring entity; or (iv) the sale, conveyance or other disposal of all or substantially all of our assets; provided that a change of control will not include a merger or consolidation with a subsidiary or affiliate of the company; and

“good reason” means that the employee has complied with the appropriate notice procedures following the occurrence of any of the following without the executive’s prior written consent: (i) prior to the consummation of a change of control, (x) assignment to the executive of any duties or reporting obligations inconsistent with the executive’s title, position, authority or responsibility or (y) the material diminution in the employee’s responsibilities, authority and function; (ii) a reduction in the executive’s base salary or target annual bonus that is not pursuant to a salary reduction program affecting substantially all senior level employees; (iii) failure to continue to provide the executive with benefits substantially similar to those enjoyed by the executive under employee benefit plans generally available to our executive employees; (iv) a change in the executive’s principal office location of more than twenty-five (25) miles; (v) failure to pay the executive any amount due under his employment agreement or any other breach by us of the executive’s employment agreement; or (vi) failure to require a successor entity to assume the executive’s employment agreement.

Walter M. Narajowski

On July 1, 2012, we entered into an employment agreement with Mr. Narajowski for the position of senior vice president and general manager. The employment agreement provides for “at will” employment. Mr. Narajowski currently receives a base salary of $302,100, which is subject to periodic adjustment by the chief executive officer, the board or the compensation committee. Mr. Narajowski is also eligible for an annual bonus with a target amount of up to 40% of his base salary, based on the achievement of certain individual and/or corporate performance targets established by the board or compensation committee. The actual amount of such bonus will be determined annually based upon individual and/or our achievement of certain performance targets, as determined by the compensation committee, in its reasonable discretion. Mr. Narajowski is eligible to participate in employee benefit plans generally available to our employees, subject to the terms of those plans.

Payments Provided upon Termination without Cause or with Good Reason

In the event of termination for good reason or without cause, as described below, subject to the execution and non-revocation of a release agreement, resignation from any and all positions and return of all company property, Mr. Narajowski will be entitled to receive (i) the amount of his accrued but unpaid salary, earned but unpaid bonus, and any accrued but unused vacation as of the date of termination, (ii) reimbursement of any expenses properly incurred on our behalf prior to any such termination and not yet reimbursed, (iii) continuation of his base salary for a period of nine months after the effective date of termination and (iv) continuation of group health plan benefits, with the cost of such benefits shared in the same relative proportion by us and Mr. Narajowski until the earlier of (x) eighteen months after termination and (y) the date Mr. Narajowski becomes eligible for benefits through another employer.

Under Mr. Narajowski’s employment agreement, the terms below are generally defined as follows:

“cause” means: (i) the conviction of, or plea of guilty or no contest to a felony or a crime involving dishonesty or theft; (ii) commission a fraudulent, dishonest or illegal act the executive (iii) acts of gross negligence or gross misconduct by the executive; (iv) willful violation of a federal state or local law or regulation applicable to our business; (v) material and uncured violation of the company’s policies and procedures; (vi) material and uncured failure to satisfactorily perform executive’s duties; (vii) executive’s breach of the terms the confidentiality, inventions and non-interference agreement; and (viii) executive’s uncured breach of the employment agreement or related agreements with us; and

“good reason” means that the employee has complied with the appropriate notice procedures following the occurrence of any of the following without the employee’s advance written consent: (i) a reduction in the employee’s base salary that is not pursuant to a salary reduction program affecting substantially all senior level employees or (ii) a change in the employee’s principal office location of more than fifty (50) miles.

Employee Confidentiality, Inventions and Non-interference Agreements

Each of our named executive officers has entered into a standard form agreement with respect to confidential information, assignment of inventions, non-solicitation and non-interference restrictions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment, to assign to us any inventions conceived or developed during the course of employment, to refrain from soliciting or hiring any of our employees, consultants or independent contractors for a period of one year after the termination of such executive’s employment and to refrain from engaging in a competitive business for a period of one year after the termination of such executive’s employment.

Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes, for each of the named executive officers, the number of shares of common stock underlying outstanding stock options and restricted common stock awards held as of December 31, 2013.

	Option Awards					Stock Awards
	Number of securities underlying unexercised options (#)			Option exercise price ($)	Option expiration date	Number of Shares That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have NotVested(1) ($)
Name	exercisable	unexercisable
Paul G. Thomas	—	—		—	—	3,588,646	(2)
Steven T. Sobieski	—	—		—	—	1,015,132	(3)
Walter M. Narajowski	363,748	—		$0.16	9/30/19	—		—
	215,044	30,731	(4)	0.16	6/29/20	—		—
	146,889	173,588	(5)	0.33	1/31/22	—		—
	—	—		—	—	510,000	(6)

(1)	There was no public market for our common stock at December 31, 2013. We have estimated the market value of the unvested stock awards based on an assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).
(2)	The number of shares displayed represents the unvested shares from the following grants: 1,065,482 shares granted on April 29, 2011; 410,678 shares granted on December 19, 2011; 1,116,698 shares granted on March 1, 2012; and 2,400,000 shares granted on December 6, 2013. All grants vest 25% on the anniversary of the grant date with the remaining shares vesting in equal monthly installments over the following 36 months except one-half of the December 6, 2013 grant, which vests upon the per share value of common stock reaching $2.55 (as may be adjusted for changes in capitalization).
(3)

The number of shares displayed represents the unvested shares from the following grants: 266,370 shares granted on April 29, 2011; 102,669 shares granted on December 19, 2011; and 875,000 shares granted on December 6, 2013. All grants vest 25% on the anniversary of the grant date with the remaining shares vesting in equal monthly installments over the following 36 months except one-half of the December 6, 2013 grant, which vests upon the per share value of common stock reaching $2.55 (as may be adjusted for changes in capitalization).
(4)	Represents options to purchase shares of our common stock granted on June 30, 2010. The shares underlying this option vest 25% on the anniversary of the grant date with the remaining shares vesting in equal monthly installments over the following 36 months.
(5)	Represents options to purchase shares of our common stock granted on April 1, 2012. The shares underlying this option vest 25% on the anniversary of the grant date with the remaining shares vesting in equal monthly installments over the following 36 months.
(6)	Represents a grant of 510,000 shares on December 6, 2013, one-half of which vests 25% on the anniversary of the grant date with the remaining shares vesting in equal monthly installments over the following 36 months. The remaining one-half vests upon the per share value of common stock reaching $2.55 (as may be adjusted for changes in capitalization).

Equity Compensation Plans

The two equity incentive plans described in this section are the Roka Bioscience, Inc. 2009 Equity Incentive Plan, or the 2009 Plan, and the Roka Bioscience, Inc. 2014 Equity Incentive Plan, or the 2014 Plan. Prior to this offering, we granted awards to eligible participants under the 2009 Plan. Following the closing of this offering, we expect to grant awards to eligible participants only under the 2014 Plan.

2009 Equity Incentive Plan

The 2009 Plan was approved by our board of directors and our stockholders on September 10, 2009, and was most recently amended on June 13, 2013. We have reserved 22,398,502 shares of common stock for issuance under the 2009 Plan.

The 2009 Plan permits us to make grants of incentive stock options to employees, and nonstatutory options, incentive options, restricted stock, and unrestricted stock to employees, non-employee board members and consultants of our company and our affiliates. In no event shall the number of shares of stock covered by options or other awards granted to any one person in any one calendar year exceed 25% of the aggregate number of shares of stock subject to the 2009 Plan.

The 2009 Plan is administered by our compensation committee of our board of directors, although our board of directors may at any time itself exercise any of the powers and responsibilities assigned to the compensation committee. We refer to the compensation committee as the committee. The committee has the authority to:

•	determine which employees, consultants or directors shall be granted awards, and the form of award;

•	interpret the 2009 Plan;

•	prescribe, amend and rescind rules and regulations relating to the 2009 Plan;

•	determine the terms and provisions of award agreements; and

•	make all other determinations necessary or advisable for the administration of the 2009 Plan.

The committee may, in its discretion, provide that awards of nonstatutory options or restricted stock may be transferred by the recipient to a family member, without payment of any consideration, provided that no transfer shall be valid unless first approved by the committee, acting in its sole discretion. Except as provided in the preceding sentence, awards under the 2009 Plan are not transferable, other than by will or by the laws of descent and distribution.

The exercise price of each incentive stock option granted under the 2009 Plan is determined by our board of directors and may not be less than fair market value of a share of our common stock on the grant date (110% for ten percent owners). This limit does not apply to nonstatutory options.

In the event of a change in control, subject to provisions of outstanding awards granting greater rights, outstanding options and restricted awards granted to individuals who have been employed by or associated with the company and our affiliates for less than twelve months shall vest as if the time of reference were six months later than otherwise. Options and restricted stock granted to other employees shall vest as if the time of reference were twelve months later than otherwise.

In addition, upon certain transactions, the committee may take any one or more of the following actions as to outstanding options: (1) provide that an acquiring or succeeding entity shall assume such options or substitute substantially equivalent options; (2) upon written notice to option holders, provide that unexercised options will terminate immediately prior to such transaction unless exercised within a specified period; (3) provide that outstanding options shall become exercisable in whole or in part prior to or upon the transaction; (4) terminate options in exchange for cash payments, net of applicable tax withholding, equal to the excess, if any, of (i) the acquisition price times the number of shares of stock subject to an option over (ii) the aggregate exercise price for all shares of stock subject to the option; (5) in connection with a liquidation or dissolution of the company, provide that options shall convert into the right to receive liquidation proceeds, net of the exercise price and any applicable tax withholdings; or (6) any combination of the foregoing.

Upon certain transactions other than a liquidation or dissolution of the company that is not part of another transaction, the repurchase and other rights of the company under outstanding restricted stock awards shall inure to the benefit of the company’s successor, and shall, unless the committee determines otherwise, apply to the to the cash, securities or other property which the restricted stock was converted into or exchanged for pursuant to such transaction in the same manner and to the same extent as they applied to the restricted stock award.

Our board of directors may at any time modify or terminate the 2009 Plan, but no amendment of the 2009 Plan may affect the terms of any award outstanding on the date of such amendment, unless the board of directors expressly provides otherwise. The committee may amend the terms of any award, prospectively or retroactively, provided such amendment is consistent with the terms of the 2009 Plan. No amendment or modification of the 2009 Plan by our board of directors, or of an outstanding award by the Committee, shall impair the rights of the recipient of any award outstanding on the date of such amendment or modification without the participant’s consent. No such consent is required if (i) the board of directors or the Committee determines in its sole discretion that such amendment or alteration either is required or advisable for the company, the 2009 Plan, or the award to satisfy any law or regulation, or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or (ii) the board of directors or the committee determines in its sole discretion that such amendment or alteration is not reasonably likely to significantly diminish the benefits provided under the award, or that any such diminution has been adequately compensated.

As of March 31, 2014, options to purchase 7,221,184 shares of common stock and 12,383,325 shares of restricted stock were outstanding under the 2009 Plan. Our board of directors has determined not to make any further awards under the 2009 Plan following the closing of this offering.

2014 Equity Incentive Plan

Our 2014 Equity Incentive Plan was adopted by our board of directors and approved by our shareholders on                 , 2014. We refer to this plan as the 2014 Plan. The 2014 Plan will be effective upon the date of closing of the company’s initial public offering, provided that, prior to such date, the 2014 Plan is approved by the requisite percentage of the holders of the common stock of the company. Unless sooner terminated, no award will be granted under the 2014 Plan on or after the tenth anniversary of the date of the 2014 Plan’s initial adoption by the Board.

The 2014 Plan permits us to make grants of incentive stock options to our employees, and for the grant of nonqualified stock options, stock appreciation rights, restricted stock, stock units, performance shares, performance units, incentive bonus awards, other cash-based awards and other stock-based awards to our employees, directors, consultants, advisors, or other individual service providers of our company or any subsidiary, as well as to any persons determined by our committee that administers our 2014 Plan to be prospective employees, officers, directors, consultants, advisors, or other individual service providers of our company or any subsidiary.

The number of shares available for issuance under the 2014 Plan shall be equal to                 . The number of shares available for issuance is subject to customary adjustments for stock splits, stock dividends or similar transactions. In addition, the Plan contains an “evergreen” provision allowing for an annual increase in the number of shares of our common stock available for issuance under the 2014 Plan on January 1 of each year during the period beginning January 1, 2015, and ending on (and including) January 1, 2024. The annual increase in the number of shares shall be equal to              of the total number of shares of common stock outstanding on December 31st of the preceding calendar year; provided, however, that our board of directors may act prior to the first day of any calendar year to provide that there shall be no increase for such calendar year, or that the increase shall be a lesser number of shares of common stock than would otherwise occur.

The 2014 Plan will be administered by a committee of our board of directors. The committee has the authority to determine:

•	which individuals shall be granted awards;

•	number of shares, units or other rights subject to each award;

•	exercise, base or purchase price of each award (if any);

•	schedule upon which awards will become vested, exercisable or payable;

•	performance criteria, performance goals and other conditions of each award;

•	duration of each award; and

•	all other terms of each award.

For awards that are intended to be exempt from the deducibility limit of Code Section 162(m), no participant may receive in any one fiscal year options or stock appreciation rights with respect to more than                  shares of our common stock in the aggregate, or restricted stock, stock units, performance shares awards, incentive bonus awards and other stock-based awards that are denominated in shares of our common stock relating to more than              shares in the aggregate. In addition, the maximum dollar value payable to any participant in any one fiscal year of the company with respect to stock units, performance units or incentive bonus awards or other stock-based awards that may be settled in cash or other property (other than common stock) and that are intended to be exempt from the deductibility limit of Code Section 162(m) is         .

In general, awards may not be transferred other than by will or by the laws of descent and distribution. However, the committee may provide in an award agreement that non-qualified stock options, share-settled stock appreciation rights, restricted stock, performance shares or share-settled other stock-based awards may be transferred to certain family members, to a family trust for estate planning purposes, or by gift to charitable institutions.

The committee may, upon the grant of an award, provide for the effect of a change in control on any award, including:

•	acceleration or extension of the time periods for exercising, vesting in, or realizing gain from any award;

•	elimination or modification of performance or other conditions of an award;

•	provision for the cash settlement of an award for an equivalent cash value; or

•	such other modification or adjustment to an award as the committee deems appropriate to maintain and protect the rights and interests of participants upon or following a change in control.

The committee may also, in its discretion, take one or more of the following actions contingent upon a change in control, unless otherwise provided by an award agreement:

•	cause any or all outstanding options and stock appreciation rights affected by the change in control to become vested and immediately exercisable, in whole or in part;

•	cause any other awards affected by the change in control to become non-forfeitable, in whole or in part;

•	cancel any option or stock appreciation right in exchange for a substitute option;

•	cancel any award of restricted stock, stock units, performance shares or performance units in exchange for a similar award in respect of the capital stock of any successor corporation;

•	redeem any restricted stock for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of our common stock on the date of the change in control;

•	cancel any option or stock appreciation right affected by the change in control in exchange for cash and/or other substitute consideration, and cancel any option or stock appreciation right without any payment of consideration if its exercise price is not less than the value of our common stock on the date of the change in control;

•	cancel any stock unit or performance unit affected by the change in control in exchange for cash and/or other substitute consideration (provided such cancelation and exchange does not violate Section 409A of the Code); or

•	make such other modifications, adjustments or amendments to outstanding awards or the 2014 Plan as it deems necessary or appropriate.

The committee may amend the terms of awards in any manner not inconsistent with the 2014 Plan, provided that no amendment shall adversely affect the rights of a participant with respect to an outstanding award without such participant’s consent. In addition, our board of directors may at any time amend, suspend, or terminate the 2014 Plan, provided that (i) no such amendment, suspension or termination shall materially and adversely affect the rights of any participant under any outstanding award without the consent of such participant, (ii) the company shall obtain stockholder approval of any amendment to the 2014 Plan to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, and (iii) stockholder approval is required for any amendment to the 2014 Plan that (x) increases the number of shares of common stock available for issuance under the 2014 Plan, or (y) changes the persons or class of persons eligible to receive awards.

401(k) Plan and Other Benefits

We maintain a tax-qualified retirement plan that provides eligible employees in the United States with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Sections 401(a) and 501(a) of the Code. We currently provide matching contributions under the 401(k) Plan up to an aggregate maximum match of $1,000 per person. We also contribute to medical, life, disability and other standard insurance for our employees.

Director Compensation

Other than Mr. Thomas and except as set forth below, none of our directors received any compensation during 2013. The compensation received by Mr. Thomas as our chief executive officer during 2013 is presented in the section entitled “Summary Compensation Table.”

The following table sets forth information concerning the compensation paid to certain of our non-employee directors during 2013.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		Total ($)
Michael P. Doyle, Ph.D.	$26,853	$3,082	(2)	$29,935
David W. J. McGirr	3,702	16,035	(3)	19,737

(1)	Amounts reflect the aggregate grant date fair value of each stock option granted in 2013, in accordance with the Accounting Standards Codification Topic 718. For information regarding assumptions underlying the valuation of equity awards, see note 13 to our financial statements and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Significant Estimates—Stock-Based Compensation” included in this prospectus. These amounts do not correspond to the actual value that may be received by the directors if the stock options are exercised.
(2)	In December 2013, Dr. Doyle was granted an option to purchase 10,000 shares of our common stock with an exercise price of $0.58 per share. This option vests in equal monthly installments over three years, provided Dr. Doyle continues to provide services to us through each such vesting date. This option has a ten-year term from the date of grant.
(3)	In December 2013, Mr. McGirr was granted an option to purchase 50,000 shares of our common stock with an exercise price of $0.58 per share. This option vests in equal monthly installments over three years, provided Mr. McGirr continues to provide services to us through each such vesting date. This option has a ten-year term from the date of grant.

Non-Employee Director Compensation Policy

On December 6, 2013, our board of directors approved a director compensation policy for our non-employee directors. Other than reimbursement for reasonable expenses incurred in connection with attending board of director and committee meetings, this policy excludes any non-employee directors designated to the board by our current investors. This policy provides for the following cash compensation:

•	each non-employee director is entitled to receive an annual fee from us of $42,000;

•	the chair of our audit committee will receive an annual fee from us of $12,500 and other members of our audit committee will receive $7,500;

•	the chair of our compensation committee will receive an annual fee from us of $8,000 and other members of our compensation committee will receive $5,000; and

•	the chair of our nominating and corporate governance committee will receive an annual fee from us of $7,000 and other members will receive $4,000.

Each non-employee director that joins our board of directors will receive an initial option grant to purchase 50,000 shares of our common stock under our existing equity incentive plan, or any other equity incentive plan we may adopt in the future, which shall vest in 36 equal monthly installments. Each non-employee director will receive an annual option grant to purchase              shares of our common stock under our existing equity incentive plan, or any other equity incentive plan we may adopt in the future, which shall vest in 36 equal monthly installments. Upon a change in control of us, as defined in our equity incentive plan, 100% of the shares underlying these options shall become vested and exercisable immediately prior to such change in control.

All fees under the director compensation policy will be paid on a quarterly basis in arrears and no per meeting fees will be paid. We will also reimburse non-employee directors for reasonable expenses incurred in connection with attending board of director and committee meetings.

Limitation of Liability and Indemnification

As permitted by Delaware law, our amended and restated certificate of incorporation and restated bylaws, which will become effective upon the completion of this offering, limit or eliminate the personal liability of our directors. Our restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our amended and restated bylaws that will become effective upon the completion of this offering also provide:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings to the fullest extent permitted by law.

The indemnification provisions contained in our amended and restated bylaws that will become effective upon the completion of this offering are not exclusive.

In addition to the indemnification provided for in our amended and restated bylaws, we have entered into indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plans

Prior to the completion of this offering, our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from the director or executive officer. The director or executive officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information. However, pursuant to the terms of the lock-up agreements described under the the section entitled “Underwriting,” no Rule 10b5-1 plan may provide for the transfer of common stock during the restricted period ending 180 days after the date of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since January 1, 2011, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and directors are described in the section entitled “Executive Compensation.”

Private Placement of Securities

Series C Preferred Stock Financing

On April 29, 2011, we entered into a stock purchase agreement pursuant to which we issued an aggregate of 15,094,340 shares of our Series C preferred stock at a purchase price of $1.33 per share for an aggregate purchase price of $20.0 million. We sold all of the shares of Series C preferred stock to certain of our affiliates as set forth below.

Name	Shares of Series C Preferred Stock	Aggregate Purchase Price Paid
Entities Affiliated with OrbiMed(1)	4,030,224	$5,340,047
New Enterprise Associates 13, Limited Partnership(1)	4,030,224	5,340,047
TPG Biotechnology Partners III, L.P.(1)	4,030,224	5,340,047
Gen-Probe Incorporated(2)	3,003,668	3,979,860

(1)	Each of these entities had designated a board member who was serving on the board of directors at the time of this transaction and who is currently serving on the board of directors. These directors included Messrs. Silverstein, Barrett and Cohen.
(2)	The entity had designated a board member who was serving on the board of directors at the time of this transaction.

In June 2013, we adopted an amended and restated certificate of incorporation, which among other things, required certain convertible preferred stockholders to participate in additional financing rounds or be subject to their shares converting on a 10:1 basis to common stock. In accordance with the amended and restated certificate of incorporation, 3,003,668 shares of Series C preferred stock owned by a holder of Series C preferred stock were converted at a ratio of 10:1 into 300,367 shares of our common stock in June 2013, because such holder did not participate in the Series E financing.

Series D Preferred Stock Financing

On December 19, 2011, we entered into a stock purchase agreement pursuant to which we issued an aggregate of 32,511,979 shares of our Series D preferred stock at a price of $1.46 per share in two tranches for an aggregate purchase price of $47.5 million. On December 19, 2011, we sold 18,822,726 shares of our Series D preferred stock for an aggregate purchase price of $27.5 million in the first tranche. On November 2, 2012, we sold an additional 13,689,253 shares of our Series D preferred stock for an aggregate purchase price of

$20.0 million in the second tranche. Certain of our affiliates as set forth below acquired shares of Series D preferred stock in this transaction.

Name	Shares of Series D Preferred Stock	Aggregate Purchase Price Paid
Entities Affiliated with OrbiMed(1)	8,555,784	$12,500,000
New Enterprise Associates 13, Limited Partnership(1)	8,555,784	12,500,000
TPG Biotechnology Partners III, L.P.(1)	6,844,627	10,000,000
Aisling Capital III, LP(2)	8,555,784	12,500,000

(1)	Each of these entities had designated a board member who was serving on the board of directors at the time of this transaction and who is currently serving on the board of directors. These directors included Messrs. Silverstein, Barrett and Cohen.
(2)	In connection with this transaction, this entity designated Mr. Bilenker to the board of directors.

On November 20, 2013, in connection with the Series E financing, holders of Series D preferred stock exercised their anti-dilution rights, resulting in an increase to the conversion rate to common stock from 1:1 to 1:1.03 shares. As a result, the shares of common stock issued to Series D preferred stock holders upon conversion of all preferred shares outstanding in conjunction with the closing of this initial public offering will be increased from the number of shares of Series D preferred stock outstanding by the number of shares set forth in the following table.

Name	Shares of Common Stock
Entities Affiliated with OrbiMed(1)	295,445
New Enterprise Associates 13, Limited Partnership(1)	295,445
TPG Biotechnology Partners III, L.P.(1)	236,356
Aisling Capital III, LP(1)	295,445

(1)	Each of these entities had designated a board member who was serving on the board of directors at the time of this transaction and who is currently serving on the board of directors. These directors included Messrs. Silverstein, Barrett, Cohen and Bilenker.

Series E Preferred Stock Financing

On June 13, 2013, we entered into a securities purchase agreement pursuant to which we issued 17,111,567 shares of our Series E preferred stock, and warrants to purchase up to 17,111,567 shares of our Series A preferred stock. The purchase price per share of Series E preferred stock and warrant was $1.46 for an aggregate purchase price of $25.0 million. In November 2013, we amended such securities purchase agreement to adjust the purchase price to $1.28 per share and issued an additional 2,492,422 shares of our Series E preferred stock to these investors. We sold all of the shares of Series E preferred stock and warrants to certain of our affiliates as set forth below.

Name	Shares of Series E Preferred Stock	Shares of Series A Preferred Stock underlying the Warrant	Aggregate Purchase Price Paid
Entities Affiliated with OrbiMed(1)	5,987,892	5,226,600	$7,636,063
New Enterprise Associates 13, Limited Partnership(1)	5,987,892	5,266,600	7,636,063
TPG Biotechnology Partners III, L.P.(1)	5,577,814	4,868,659	7,113,111
Aisling Capital III, LP(1)	2,050,391	1,789,708	2,614,763

(1)	Each of these entities had designated a board member who was serving on the board of directors at the time of this transaction and who is currently serving on the board of directors. These directors included Messrs. Silverstein, Barrett, Cohen and Bilenker.

In September, 2013, we sold an aggregate of 17,111,567 shares of Series A preferred stock to these investors upon exercise of their warrants. The investors paid cash consideration of $171,116 for these shares of Series A preferred stock.

On November 20, 2013, we sold to certain investors 13,330,711 shares of our Series E preferred stock. The purchase price per share of Series E preferred stock was $1.28 for an aggregate purchase price of approximately $17.0 million. We sold all of the shares of Series E preferred stock to entities affiliated with Fidelity and Leerink Partners, one of the underwriters in this offering, as set forth in the table below.

Name	Shares of Series E Preferred Stock	Aggregate Purchase Price Paid
Entities affiliated with Fidelity Investments	12,350,513	$15,746,904
Entities affiliated with Leerink Partners	980,198	1,249,752

Agreements with Stockholders

In connection with our Series B preferred stock financing, on September 10, 2009, we entered into an Investor Rights Agreement, a Voting Agreement and a Right of First Refusal and Co-Sale Agreement with holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and our co-founders. In connection with our Series C preferred stock financing, on April 29, 2011, we entered into an Amended and Restated Investor Rights Agreement, an Amended and Restated Voting Agreement and an Amended and Restated Right of First Refusal and Co-Sale Agreement with holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and our co-founders. In connection with our Series D preferred stock financing, on December 19, 2011, we entered into a Second Amended and Restated Investor Rights Agreement, a Second Amended and Restated Voting Agreement and a Second Amended and Restated Right of First Refusal and Co-Sale Agreement with holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and our co-founders. In connection with our Series E preferred stock financing, on June 13, 2013, we entered into a Third Amended and Restated Investor Rights Agreement, a Third Amended and Restated Voting Agreement and a Third Amended and Restated Right of First Refusal and Co-Sale Agreement with holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and our co-founders. In connection with the second tranche of our Series E preferred stock financing, on November 20, 2013, we entered into a Fourth Amended and Restated Investor Rights Agreement, a Fourth Amended and Restated Voting Agreement and a Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement with holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and our co-founders.

Our Fourth Amended and Restated Investor Rights Agreement provides for, among other matters, certain registration rights for the holders of shares of our preferred stock and our co-founders. See the section entitled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The registration rights terminate (i) five years after this offering, and (ii) as to any holder, at such time as to which all registrable securities held by such holder can be sold without restrictions under Rule 144. All other rights set forth in the agreement will terminate upon completion of this offering.

Our Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, among other matters, imposed restrictions on the transfer of our capital stock. This agreement will terminate in its entirety upon completion of this offering.

Our Fourth Amended and Restated Voting Agreement, among other matters, obligates the holders of our outstanding preferred stock and our co-founders to vote their shares on certain matters, including with respect to the election of directors. This agreement will terminate in its entirety upon completion of this offering.

Agreements with Gen-Probe

In connection with our formation, in September 2009 we entered into a license agreement with Gen-Probe. Under the terms of this license agreement, Gen-Probe granted us a worldwide, royalty-bearing license under Gen-Probe’s molecular diagnostic technology patent portfolio and know-how (including technology, trade secrets, inventions, methods, designs, materials, and data) for use in instruments for the following industrial testing applications: food manufacturing, water testing, biopharmaceutical manufacturing, environmental, veterinary, bioterrorism and infection control. The definitions in the agreement for each of the industrial testing applications include limited exclusions, including the exclusion of any right by us to test samples from humans or animals for the purpose of clinical diagnostics, including as part of clinical trials, and also excludes testing of human blood, tissue, plasma or other blood products intended for direct transfusion or other administration to humans or animals, or screening of any human organs, tissues or other biological materials. In addition, Gen-Probe obtained an exclusive license to technology and intellectual property developed by us, for use outside the field of industrial applications. The license also grants us the right to develop, manufacture, use, distribute, promote, sell, import and export nucleic acid tests and other consumables using the Gen-Probe technology for these industrial testing applications on molecular diagnostic instruments, including the Gen-Probe fully automated Panther instrument system that we commercialize as the Atlas System. The license is exclusive with respect to these industrial testing applications, except for the following rights retained by Gen-Probe: (i) rights granted by Gen-Probe under agreements existing as of the effective date of the license, which do not affect our ability to manufacture and commercialize our products but do not prevent such parties from competing with us (ii) Gen-Probe’s right to continue to commercialize several specific assay products in existence as of the date the license was executed, and (iii) the Company’s rights as to infection control applications, which are non-exclusive except with respect to certain CUDA patents. Although the license will become nonexclusive with respect to veterinary applications if we fail to commercialize products for veterinary applications by September 10, 2015, and will become nonexclusive with respect to bioterrorism applications if we fail to commercialize products for bioterrorism applications by September 10, 2015. Our rights to Gen-Probe’s patents and know-how under this license agreement also includes patents and know-how that Gen-Probe controls during the term of the license agreement that are necessary, used in or useful for our development of new products and technology for these industrial testing applications. Pursuant to the Gen-Probe license agreement, we are obligated to make royalty payments to Gen-Probe based on net sales of products that incorporate the licensed Gen-Probe technology. Our obligation to make royalty payments under this agreement is on a country-by-country basis, and expires upon the later of (a) the expiration, revocation or rejection of the last of the patents covering the technology that we use in our products in that country, or (b) 10 years after the first sale of products in such country. We expect the last relevant U.S. patent to expire in 2030. The patents currently covered by the license agreement expire from time to time between 2014 and 2030. We have analyzed Gen-Probe patents that are material to our business and do not believe that the Gen-Probe patents that expire in the next five years will cumulatively have a material impact on our ability to protect ourselves from copying by our competitors.

Our license agreement may be terminated by Gen-Probe or us upon a material breach of the agreement that is not cured following 60 days’ notice. Gen-Probe also may terminate the license agreement if we are in breach of any payment obligation under the agreement that is not cured within 30 days following notice of the breach. In addition, Gen-Probe has the right to terminate the agreement immediately upon written notice if (a) we or any of our affiliates, licensees or sublicensees commence any formal challenge to any of the patents licensed to us by Gen-Probe, or (b) we declare bankruptcy, become insolvent or initiate dissolution proceedings. Upon any termination, all patent, know-how and other intellectual property rights granted to us by Gen-Probe shall terminate.

We do not have the right to enforce any of the patents licensed to us under the license agreement with Gen-Probe. Gen-Probe has the right, but not the obligation, to sue third parties for infringement of the licensed patents. If Gen-Probe does not bring an action against an alleged infringer within 60 days after written notice from us, we may request that Gen-Probe consider bringing an action. Gen-Probe will also control any action to enforce the licensed patents, and has the sole right to prosecute, issue and maintain the licensed patents and patent applications.

In May 2011, we amended our license agreement with Gen-Probe to clarify that our exclusive rights for infection control applications are limited to use on a specific low-volume diagnostic instrument. For all other instruments, our rights for infection control applications are non-exclusive.

In connection with our formation, in September 2009, we entered into a long-term material supply and purchase agreement with Gen-Probe, which was amended in May 2011. Under this agreement, Gen-Probe is obligated to supply us with a number of proprietary reagents that we use as components in the manufacture of our assays. Under this agreement, we also purchase from Gen-Probe bulk universal reagents that we use with all of our assays that run on the Atlas instrument as well as certain proprietary disposable components necessary to run our pathogen detection assays on the Atlas instrument. We pay Gen-Probe a certain transfer price for each of the individual materials supplied under this agreement. The initial term of this agreement expires on May 27, 2018. At the end of the initial term, the agreement automatically renews for successive two-year periods unless we give 180 days’ prior notice of our intention not to renew. The material supply agreement may be terminated by Gen-Probe only (a) for cause based on a breach by us that remains uncured for at least 60 days, or (b) in the event we file for bankruptcy protection, or otherwise formally declare insolvency or commence dissolution or similar proceedings.

In May 2011, we entered into a supply agreement with Gen-Probe pursuant to which Gen-Probe supplies us with its integrated fully automated Panther instrument system, which we commercialize under the Atlas brand name. During the term of the agreement Gen-Probe will supply us with instruments at defined transfer prices. Under the terms of the supply agreement, we are required to make a quarterly rolling forecast of our expected needs for instruments for a twelve-month period. Under the terms of the agreement, we must purchase all of our requirements for the Atlas instruments from Gen-Probe at agreed prices. We can defer payment to Gen-Probe of up to one-half of the invoice amount for up to 54 months after delivery. The term of the agreement is for an initial period of seven years, with automatic renewals for successive two-year periods, unless either party provides notice at least one year in advance of its intent not to renew the agreement. In the event that Gen-Probe ceases production of the instrument, fails to supply us with the instrument, or chooses not to renew the supply agreement, we have the right to contract with an alternative supplier reasonably acceptable to Gen-Probe to manufacture and supply us with the Atlas instrument, and Gen-Probe is required to license the alternative supplier under any Gen-Probe intellectual property or know-how needed to manufacture the Atlas instrument, and supply reasonable technical assistance. The current manufacturer of the instrument, Stratec Biomedical AG, is deemed an acceptable alternative supplier under the agreement.

For the years ended December 31, 2013 and 2012, we incurred royalty expenses and purchased Atlas Instruments, supplies and services of approximately $3.8 million and $12.6 million, respectively.

At the time we entered into these agreements with Gen-Probe, Gen-Probe held more than 5% of our outstanding securities and had designated a board member, who was serving on the board of directors at the time we entered into these agreements. As of the fourth quarter of 2013, Gen-Probe no longer had the right to designate a board member.

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures for Related Party Transactions

In anticipation of becoming a public company upon completion this offering, we plan to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, any members of the immediate family of any of the foregoing persons and any firms, corporations or other entities in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, or related parties, are not permitted to enter into a transaction with us without the prior consent of our board of directors acting through the audit committee or, in certain circumstances, the chairman of the audit committee. Any request for us to enter into a transaction with a related party, in which the amount involved exceeds $120,000 and such related party would have a direct or indirect interest must first be presented to our audit committee, or in certain circumstances the chairman of our audit committee, for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the benefits to us, the availability of other sources of comparable products or services and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2014 by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 128,943,435 shares of common stock outstanding as of March 31, 2014 and also lists applicable percentage ownership based on                  shares of common stock assumed to be outstanding after the completion of the offering. These amounts assume the conversion of all outstanding shares of our preferred stock into common stock, which will occur upon completion of this offering, and that no shares of our common stock are purchased by our directors or executive officers or by the beneficial owners of more than 5% of our capital stock in the offering. Options to purchase shares of common stock or warrants to purchase shares of preferred stock that are exercisable within 60 days of March 31, 2014 are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Except as otherwise noted below, the address for persons listed in the table is c/o Roka Bioscience, Inc., 20 Independence Boulevard, Warren, New Jersey 07059. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% Stockholders
Aisling Capital III, LP(1)	10,919,518	8.5%
Entities Affiliated with Fidelity Investments(2)	12,350,513	9.6%
Entities Affiliated with New Enterprise Associates(3)	31,321,611	24.3%
Entities Affiliated with OrbiMed(4)	33,801,612	26.2%
TPG Biotechnology Partners III, L.P.(5)	29,137,708	22.6%
Named Executive Officers, Executive Officers and Directors:
M. James Barrett(3)	31,321,611	24.3%
Joshua H. Bilenker	—	—
Fred E. Cohen	—	—
Michael P. Doyle(6)	44,136	*
David W. J. McGirr(7)	6,945	*
Jonathan T. Silverstein	—	—
Paul G. Thomas(8)	8,650,000	6.7%
Steven T. Sobieski(9)	2,158,325	1.7%
Walter M. Narajowski(10)	1,294,666	1.0%
All current directors and executive officers as a group (10 persons)	44,350,058	34.4%

(1)	Consists of (i) 17,898 shares of common stock; (ii) 8,851,229 shares of common stock issuable upon conversion of Series D preferred stock and (iii) 2,050,391 shares of common stock issuable upon conversion of Series E preferred stock. These shares of common stock are owned directly by Aisling Capital III, LP, or Aisling, and held indirectly by Aisling Capital Partners III, LP, or Aisling GP, as general partner of Aisling, Aisling Capital Partners III LLC, or Aisling Partners, as general partner of Aisling GP, and each of the individual managing members of Aisling Partners. The individual managing members, collectively, the Managers, of Aisling Partners are Dennis Purcell, Dr. Andrew Schiff and Steve Elms. Aisling GP, Aisling Partners and the Managers share voting and dispositive power over the shares directly held by Aisling. Each of Aisling GP, Aisling Partners and the Managers disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein. The address for Aisling is 888 Seventh Avenue, New York, NY 10106.
(2)	Consists of (i) 7,841,600 shares of common stock issuable upon conversion of Series E preferred stock held by Ball & Co FBO Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, or Fidelity Mt. Vernon Street Trust; (ii) 1,372,273 shares of common stock issuable upon conversion of Series E preferred stock held by M Gardiner & Co FBO Fidelity Advisor Series VII: Fidelity Advisor Health Care Fund, or Fidelity Advisor; and (iii) 3,136,640 shares of common stock issuable upon conversion of Series E preferred stock held by Mag & Co FBO Fidelity Select Portfolios: Medical Equipment and Systems Portfolio, or Fidelity Select. Each of these entities is a registered investment fund, or the Funds, advised by Fidelity Management & Research Company, or Fidelity, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the Funds, each has sole power to dispose of all of the shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by Fidelity Mt. Vernon Street Trust, Fidelity Advisor and Fidelity Select, which power resides with such entities’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by such entities’ Boards of Trustees. The address for Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109.
(3)	Consists of (i) 52,266 shares of common stock held by New Enterprise Associates 13, Limited Partnership, or NEA 13; (ii) 40,000 shares of common stock issuable upon conversion of Series B preferred stock held by NEA Ventures 2009, LP, or NEA Ventures; (iii) 12,360,000 shares of common stock issuable upon conversion of Series B preferred stock held by NEA 13; (iv) 4,030,224 shares of common stock issuable upon conversion of Series C preferred stock held by NEA 13; (v) 8,851,229 shares of common stock issuable upon conversion of Series D preferred stock held by NEA 13; and (vi) 5,987,892 shares of common stock issuable upon conversion of Series E preferred stock held by NEA 13. The shares directly held by NEA 13 are indirectly held by NEA Partners 13, L.P., or NEA Partners 13, the sole general partner of NEA 13, NEA 13 GP, LTD, or NEA 13 LTD, the sole general partner of NEA Partners 13 and each of the individual Directors of NEA 13 LTD. The individual directors, or collectively, the Directors, of NEA 13 LTD are M. James Barrett (a member of our board of directors), Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna Kolluri, David M. Mott, Scott D. Sandell, Ravi Viswanathan and Harry R. Weller. NEA 13, NEA Partners 13, NEA 13 LTD and the Directors share voting and dispositive power with regard to the shares held by NEA 13. Karen P. Welsh, the general partner of NEA Ventures, holds voting and dispositive power over the shares held by NEA Ventures. All indirect holders of the above referenced shares disclaim beneficial ownership of applicable shares except to the extent of their pecuniary interest therein. The address for NEA 13 and NEA Ventures is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(4)	Consists of (i) 51,773 shares of common stock held by OrbiMed Private Investments III, LP, or OPI III; (ii) 494 shares of common stock held by OrbiMed Associates III, LP, or Associates III; (iii) 12,283,019 shares of common stock issuable upon conversion of Series B preferred stock held by OPI III; (iv) 116,981 shares of common stock issuable upon conversion of Series B preferred stock held by Associates III; (v) 3,992,203 shares of common stock issuable upon conversion of Series C preferred stock held by OPI III; (vi) 38,021 shares of common stock issuable upon conversion of Series C preferred stock held by Associates III; (vii) 8,767,727 shares of common stock issuable upon conversion of Series D preferred stock held by OPI III; (viii) 83,502 shares of common stock issuable upon conversion of Series D preferred stock held by Associates III; (ix) 5,931,402 shares of common stock issuable upon conversion of Series E preferred stock held by OPI III and (x) 56,490 shares of common stock issuable upon conversion of Series E preferred stock held by Associates III. Also includes (i) 2,456,604 shares of Series B preferred stock issuable upon exercise of outstanding warrants held by OPI III that are exercisable within 60 days of March 31, 2014 and (ii) 23,396 shares of Series B preferred stock issuable upon exercise of outstanding warrants held by Associates III that are exercisable within 60 days of March 31, 2014. OrbiMed Capital GP III, LLC, or GP III, is the general partner of OPI III, and OrbiMed Advisors LLC, or Advisors, is the managing member of GP III. Advisors is also the general partner of Associates III. Samuel D. Isaly is the managing member of and owner of a controlling interest in Advisors and may be deemed to have voting and investment power over shares held by OPI III and Associates III. Mr. Isaly disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein. The address for OPI III and Associates III is 601 Lexington Avenue, 54th Floor, New York NY 10022.
(5)	Consists of (i) 48,687 shares of common stock; (ii) 12,400,000 shares of common stock issuable upon conversion of Series B preferred stock; (iii) 4,030,224 shares of common stock issuable upon conversion of Series C preferred stock; (iv) 7,080,983 shares of common stock issuable upon conversion of Series D preferred stock; and (v) 5,577,814 shares of common stock issuable upon conversion of Series E preferred stock. All shares are held directly by TPG Biotechnology Partners III, L.P., or TPG. TPG Biotechnology GenPar III Advisors, LLC, or TPG Advisors, is the general partner of TPG. TPG Holdings I, L.P., or TPG Holdings, is the sole member of TPG Advisors. TPG Holdings I-A, LLC, or TPG Holdings LLC, is the general partner of TPG Holdings. TPG Group Holdings (SBS), L.P., or TPG Group Holdings, is the sole member of TPG Holdings LLC. TPG Group Holdings (SBS) Advisors, Inc. is the general partner of TPG Group Holdings and may be deemed to have voting and dispositive power over the shares held by TPG. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and exercise voting and dispositive power over the shares held by TPG. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein. The address for TPG is c/o TPG Global, LLC, 301 Commerce Street, Fort Worth, TX 76102.
(6)	Consists of options to purchase 44,136 shares of common stock that are exercisable within 60 days of March 31, 2014. Excludes 10,864 shares of common stock underlying options that are not exercisable within 60 days of March 31, 2014.
(7)	Consists of options to purchase 6,945 shares of common stock that are exercisable within 60 days of March 31, 2014. Excludes 43,055 shares of common stock underlying options that are not exercisable within 60 days of March 31, 2014.
(8)	Consists of 8,650,000 shares of common stock, of which 3,318,556 shares are unvested restricted stock.
(9)	Consists of 2,158,325 shares of common stock, of which 976,692 shares are unvested restricted stock.
(10)	Consists of (i) 510,000 shares of common stock, all of which are unvested restricted stock, and (ii) options to purchase 784,666 shares of common stock that are exercisable within 60 days of March 31, 2014. Excludes 145,334 shares of common stock underlying options that are not exercisable within 60 days of March 31, 2014.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be effective upon completion of this offering. The summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to                  shares of common stock, par value $0.001 per share, and                  shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of March 31, 2014, there were 128,943,435 shares of common stock outstanding, held of record by 27 stockholders and no shares of our preferred stock were outstanding. Such share amounts assume the conversion of all outstanding shares of our preferred stock into common stock, which will occur upon completion of this offering. Each outstanding share of Series B preferred stock, Series C preferred stock and Series E preferred stock will convert into one share of common stock and each outstanding share of Series D preferred stock will convert into 1.03 shares of common stock. In addition, as of March 31, 2014, we had outstanding options to purchase an aggregate of 7,221,184 shares of our common stock under our 2009 Equity Incentive Plan, at a weighted average exercise price of $0.28 per share and outstanding warrants to purchase an aggregate of 2,989,804 shares of our preferred stock, at a weighted average exercise price of $1.05 per share, which upon completion of this offering will become exercisable for an aggregate of 2,989,804 shares of our common stock at a weighted average exercise price of $1.05 per share.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of our common stock are not entitled to cumulative voting rights.

Dividend Rights

Subject to the terms of any outstanding series of preferred stock, the holders of our common stock are entitled to dividends in the amounts and at times as may be declared by the board of directors out of funds legally available therefor.

Liquidation Rights

Upon liquidation or dissolution, holders of our common stock are entitled to share ratably in all net assets available for distribution to stockholders after we have paid, or provided for payment of, all of our debts and liabilities, and after payment of any liquidation preferences to holders of our preferred stock.

Other Matters

Holders of our common stock have no redemption, conversion or preemptive rights. There are no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock that we may issue in the future.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon completion of this offering, our amended and restated certificate of incorporation will be amended and restated to, among other things, delete all references to such shares of preferred stock. Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of preferred stock in one or more classes or series and to fix the designations, rights, preferences, privileges and restrictions thereof, without further vote or action by the stockholders. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such class or series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of March 31, 2014, we had outstanding options to purchase an aggregate of 7,221,184 shares of our common stock under our 2009 Equity Incentive Plan, at a weighted average exercise price of $0.28 per share. As soon as practicable following completion of this offering, we plan to file a registration statement on Form S-8 to register the shares of our common stock underlying all such options. The registration statement on Form S-8 will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.

Warrants

As of March 31, 2014, we had outstanding warrants to purchase an aggregate of 2,480,000 shares of Series B preferred stock. The warrants are exercisable until their expiration on September 10, 2016. The warrants have a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrants in the event of certain stock dividends, stock splits, recapitalizations and reclassifications. The warrant will automatically become a warrant for the purchase of 2,480,000 shares of our common stock upon the completion of this offering at an exercise price of $1.00 per share.

In November 2013, in connection with loan and security agreements entered into with Comerica Bank, or Comerica, and TriplePoint Capital LLC, or TriplePoint, respectively, we issued to Comerica a warrant to purchase up to 117,647 shares of Series E preferred stock at an exercise price of $1.28 per share and to TriplePoint warrants to purchase up to 235,294 shares of Series E preferred stock at an exercise price of $1.28 per share. The TriplePoint warrants became exercisable for an additional 156,863 shares of Series E preferred stock in March 2014 upon our borrowing of an additional $5.0 million under the second tranche of our loan agreements. The TriplePoint warrants will become exercisable for up to an additional 156,863 shares of Series E preferred stock in the event of additional borrowings under the third tranche. The TriplePoint warrants have a net exercise provision. The Comerica and TriplePoint warrants contain anti-dilution adjustment provisions for stock splits, dividends, combinations, reclassifications or exchanges. The warrants issued to Comerica and TriplePoint are exercisable until their expiration on November 21, 2023 and November 20, 2023, respectively, unless extended pursuant to their terms upon the occurrence of certain events. The warrants will automatically become warrants for the purchase of an equal number of shares of our common stock upon the completion of this offering at an exercise price of $1.28 per share.

As of March 31, 2014, we had outstanding warrants to purchase an aggregate of 509,804 shares of Series E preferred stock.

Registration Rights

Upon the completion of this offering, the holders of                  shares of our common stock, including shares issuable upon the conversion of our preferred stock, or their permitted transferees and holders of our Series B preferred stock warrants, are entitled to rights with respect to the registration of these securities under the Securities Act, which we refer to as our registrable securities. These rights are provided under the terms of an amended and restated investor rights agreement between us and certain holders our common stock and holders of our outstanding preferred stock. The amended and restated investor rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under these agreements will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the completion of this offering, the holders of at least 51% of our registrable securities are entitled to demand registration rights. Under the terms of our amended and restated investor rights agreement, upon the written request of such holders to sell registrable securities with an anticipated net aggregate offering price of at least $30 million, we will be required to use our best efforts to file a registration statement covering the offering and sale of such securities and use best efforts to effect the registration of all or a portion of these securities for public resale. We are required to effect only three (3) registrations pursuant to this provision of the amended and restated investor rights agreement. In the event we register securities in connection with an underwritten offering, the underwriters will have the right to limit the number of shares included in such offering.

Short-Form Registration Rights

From and after the first anniversary of this offering, the holders of at least 51% of our registrable securities are also entitled to short form registration rights. Pursuant to our amended and restated investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of such holders to sell registrable securities at an aggregate offering price of at least $1.0 million, we will be required to use our best efforts to effect a registration of such securities. We are required to effect only two registrations in any twelve month period pursuant to this provision of the amended and restated investor rights agreement. In the event we register securities in connection with an underwritten offering, the underwriters will have the right to limit the number of shares included in such offering.

Piggyback Registration Rights

Upon the completion of this offering, the holders of our registrable securities are entitled to piggyback registration rights. In addition, Comerica and TriplePoint are entitled to piggyback registration rights for the shares of common stock underlying the warrants held by them. If we register any of our securities either for our own account or for the account of other security holders, such holders are entitled to include their shares in the registration. In the event we register securities in connection with an underwritten offering, the underwriters will have the right to limit the number of shares included in such offering.

Expiration of Registration Rights

The registration rights granted under the amended and restated investor rights agreement will terminate after the earlier of the fifth anniversary of the completion of this offering, or with respect to any holder of registrable securities, the date on which all of such holder’s shares can be sold without registration in reliance on Rule 144 under the Securities Act.

Anti-Takeover Effects of Delaware law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective following completion of the offering provides for:

•	classifying our board of directors into three classes;

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	requiring a supermajority note of stockholders to amend our certificate of incorporation or bylaws;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings; and

•	establishing Delaware as the exclusive jurisdiction for certain stockholder litigation against us.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in our certificate of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

Exchange Listing

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “ROKA.”

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue Brooklyn, New York 11219 and its telephone number is (718) 921-8200.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. Although we have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “ROKA,” we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares outstanding as of March 31, 2014, upon completion of this offering, shares of common stock will be outstanding. Of the shares to be outstanding immediately after the completion of this offering, the                  shares of common stock to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining                  shares of common stock, including the shares of common stock issuable upon conversion of our outstanding preferred stock upon completion of this offering, will be “restricted securities” under Rule 144.

Subject to the lock-up agreements described below and the provisions of Rule 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Description
Date of Prospectus		Shares sold in the offering that are not subject to a lock-up

90 Days after Date of Prospectus		Shares saleable under Rules 144 and 701 that are not subject to a lock-up

180 Days after Date of Prospectus		Lock-up released; shares saleable under Rules 144 and 701

In addition, of the 7,221,184 shares of our common stock that were issuable upon the exercise of stock options outstanding as of March 31, 2014, options to purchase 4,122,151 shares of common stock were exercisable as of that date, and upon exercise these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the reporting requirements under the Exchange Act for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned restricted shares of our common stock for at least one year (or six months, provided that such sale occurs after we have been subject to the reporting requirements under the Exchange Act for at least 90 days) would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of shares of our common stock then outstanding; or

•	the average weekly trading volume of shares of our common stock on the NASDAQ during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section entitled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

Our officers and directors and the holders of substantially all of our outstanding shares of capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, as the representatives of the underwriters. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, the representatives may consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Registration Rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled “Description of Capital Stock—Registration Rights” for additional information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of                 , 2014, we estimate that such registration statement on Form S-8 will cover approximately                  shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to the initial public offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws, any income tax treaties, or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws (except as specifically addressed herein with respect to U.S federal estate taxes). This discussion is based on the Internal Revenue Code of 1986, as amended (“Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect on the date of the initial public offering. These authorities may change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position regarding the tax consequences of a non-U.S. holder’s acquisition, ownership or disposition of our common stock or that any such position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of the holder’s particular circumstances. It also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, banks, financial institutions, insurance companies, integral parts or controlled entities of a foreign sovereign, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, brokers, dealers or traders in securities, commodities or currencies, partnerships or other pass-through entities (or investors in such entities), hybrid entities, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax or the unearned income Medicare contribution tax, persons who own more than 5% of our common stock, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, and persons holding our common stock as part of a straddle, hedge or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

THIS SUMMARY IS NOT INTENDED TO BE CONSTRUED AS LEGAL ADVICE. WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

Definition of Non-U.S. Holder

As used in this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under section 7701(b) of the Code;

•	a corporation or partnership (or other entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury Regulations;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date and validly elected to continue to be so treated.

If any entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the acquisition, ownership and disposition of our common stock.

Distributions on Our Common Stock

As described in the section entitled “Dividend Policy,” we do not anticipate paying dividends on our common stock in the foreseeable future. If we make a distribution of cash or other property with respect to our common stock, the distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain from the sale of property, subject to tax treatment as described below in the section entitled “Gain on Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected to the holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or a lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying the holder’s qualification for the reduced rate. A non-U.S. holder may be required to obtain a U.S. taxpayer identification number to claim treaty benefits. This certification must be provided to us or our paying agent prior to the payment of dividends and may be required to be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with the holder’s U.S. trade or business and, if an income tax treaty applies, the non-U.S. holder maintains a “permanent establishment” in the United States to which the dividends are attributable, the non-U.S. holder will be exempt from U.S. federal withholding tax, if the appropriate certification is provided. To claim the exemption for effectively connected income, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of the dividends. Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States, unless the holder is entitled to the benefits of a tax treaty that provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such dividends. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such gain. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses.

With respect to the third bullet point above, we believe we currently are not and will not become a U.S. real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation generally depends on whether the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets and our worldwide real property interests, there can be no assurance that we will not become a U.S. real property holding corporation in the future. In the event we do become a U.S. real property holding corporation, as long as our common stock is regularly traded on an established securities market, our common stock will constitute a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than five percent of our common stock at some time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. Any taxable gain generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to the holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was reduced or eliminated by an applicable tax treaty or otherwise. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a rate of 28%, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status (typically, by providing a valid IRS Form W-8BEN or W-8ECI) or an exemption is otherwise established and neither we nor our paying agent has actual knowledge of reason to know that the payee is a U.S. person.

The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through the U.S. office of any broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of our common stock by or through a non-U.S. office of a broker that is a U.S. person or that has certain enumerated connections with the United States will be reported to the IRS and may, in limited circumstances, be reduced by backup withholding, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual who is a non-U.S. holder at the time of his or her death will be included in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and thus may be subject to U.S. federal estate tax.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 1, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Internal Revenue Service. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Leerink Partners LLC
Cowen and Company, LLC
Wedbush Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

We expect the shares to be approved for listing on the NASDAQ Global Market, subject to notice of issuance, under the symbol “ROKA.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. In addition, affiliates of Leerink Partners, one of the underwriters, are beneficial owners of less than 1% of our outstanding capital stock prior to giving effect to the offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)I of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the representative and its affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Lowenstein Sandler LLP, New York, New York. Goodwin Procter LLP, Boston, Massachusetts, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon the consummation of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.

You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our website address is www.rokabio.com. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

ROKA BIOSCIENCE, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Roka Bioscience, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Roka Bioscience, Inc. at December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

March 27, 2014

ROKA BIOSCIENCE, INC.

BALANCE SHEETS

(amounts in thousands except for share and per share data)

	December 31,	December 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$32,728	$17,314
Trade accounts receivable, net of $0 allowance for doubtful accounts	277	30
Inventories	3,879	4,066
Deferred tax assets	3,135	—
Prepaid expenses and other current assets	2,437	1,088

Total current assets	42,456	22,498
Property and equipment, net	14,510	13,783
Intangible assets, net	1,344	1,512
Goodwill	360	360
Other assets	444	264

Total assets	$59,114	$38,417

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$1,226	$3,333
Short-term deferred payments	339	121
Notes payable	4,919	—
Accrued expenses	2,381	1,612

Total current liabilities	8,865	5,066

Deferred payments	3,205	2,098
Convertible preferred stock warrant liability	212	100
Deferred tax liabilities	40	32
Other long-term liabilities	339	312

Total liabilities	12,661	7,608
Commitments and Contingencies (See Note 9)
Series A convertible preferred stock, $0.001 par value: zero shares authorized, issued and outstanding at December 31, 2013 and 107,263 shares authorized, issued and outstanding at December 31, 2012; zero shares authorized, issued and outstanding on a pro forma basis	—	3,413
Series A-1 convertible preferred stock, $0.001 par value: zero shares authorized, issued and outstanding at December 31, 2013 and 121,296 shares authorized, 14,033 shares issued and outstanding at December 31, 2012; zero shares authorized, issued and outstanding on a pro forma basis	—	402
Series B convertible preferred stock, $0.001 par value: 39,680,000 shares authorized; 37,200,000 shares issued and outstanding at December 31, 2013 and 2012, respectively. (Liquidation Value: $37,200); zero shares authorized, issued and outstanding on a pro forma basis	33,450	33,450
Series C convertible preferred stock, $0.001 par value: 12,090,672 shares authorized, issued and outstanding at December 31, 2013, 15,094,340 shares authorized; issued and outstanding at December 31, 2012 (Liquidation Value: $16,020); zero shares authorized, issued and outstanding on a pro forma basis	15,836	20,000
Series D convertible preferred stock, $0.001 par value: 32,511,979 shares authorized, issued and outstanding at December 31, 2013 and December 31, 2012, respectively. (Liquidation Value $47,500); zero shares authorized, issued and outstanding on a pro forma basis	43,272	43,272
Series E convertible preferred stock, $0.001 par value: 33,601,367 and zero shares authorized, 32,934,700 and zero shares issued and outstanding at December, 31, 2013 and December 31, 2012, respectively. (Liquidation Value $41,992); zero shares authorized, issued and outstanding on a pro forma basis	35,239	—
Stockholders’ Deficit:
Common stock, $0.001 par value:
141,963,421 shares of Series A common stock authorized; 13,048,824 and 7,545,090 shares issued and outstanding at December 31, 2013 and December 31, 2012, respectively; 292,414 shares of Series B common stock authorized; 34,569 and zero shares issued and outstanding at December 31, 2013 and December 31, 2012, respectively; shares authorized, shares issued and outstanding on a pro forma basis	8	8
Additional paid-in capital	19,422	1,460
Accumulated deficit	(100,774)	(71,196)

Total stockholders’ deficit	(81,344)	(69,728)

Total liabilities and stockholders’ deficit	$59,114	$38,417

The accompanying notes are an integral part of these financial statements

ROKA BIOSCIENCE, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(amounts in thousands except for share and per share data)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue	$2,182	105

Operating expenses:
Cost of revenue	6,600	3,186
Research and development	7,568	9,584
Selling, general and administrative	17,483	16,052
Amortization of intangible assets	168	168

Total operating expenses	31,819	28,990

Loss from operations	(29,637)	(28,885)
Other income (expense):
Change in fair value of financial instruments	(2,595)	4,996
Interest income (expense), net	(438)	(140)

Loss before income taxes	(32,670)	(24,029)
Income tax provision (benefit)	(3,092)	(783)

Net loss and comprehensive loss	$(29,578)	$(23,246)

Net Loss per Common Share:
Basic and diluted	$(5.14)	$(6.39)

Weighted average common shares outstanding used in computing net loss per common share:
Basic and diluted	5,741,792	3,639,094

Unaudited Pro Forma Net Loss per common share:
Basic and diluted	$(0.30)

Unaudited Pro Forma weighted average common shares outstanding used in computing net loss per common share:
Basic and diluted	100,121,757

The accompanying notes are an integral part of these financial statements

ROKA BIOSCIENCE, INC.

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(amounts in thousands except share and per share amounts)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2011	71,238,362	$84,657	6,417,767	$6	$719	$(47,950)	$(47,225)
Issuance of Series D convertible preferred stock for cash in November 2012 at $1.461 per share	13,689,253	15,880	—	—	—	—	—
Issuance of restricted shares to employees	—	—	1,116,698	2	(2)	—	—
Exercise of options for Common Stock	—	—	10,625	—	4	—	4
Stock-based compensation expense	—	—	—	—	739	—	739
Net loss	—	—	—	—		(23,246)	(23,246)

Balance at December 31, 2012	84,927,615	$100,537	7,545,090	$8	$1,460	$(71,196)	$(69,728)
Issuance of Series E convertible preferred stock for cash at $1.275 per share	32,934,700	35,094	—	—	—	—	—
Conversion of convertible preferred stock into Common Stock	(3,296,082)	(17,206)	592,780	—	17,206	—	17,206
Issuance of restricted shares to employees	—	—	4,850,000	—	—	—	—
Exercise of options for Common Stock	—	—	95,523	—	20	—	20
Exercise of warrants for Series A Preferred Stock	171,118	9,412	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	696	—	696
Deemed dividends	—	(40)	—	—	40	—	40
Net loss	—	—	—	—	—	(29,578)	(29,578)

Balance at December 31, 2013	114,737,351	$127,797	13,083,393	$8	$19,422	$(100,774)	$(81,344)

The accompanying notes are an integral part of these financial statements

ROKA BIOSCIENCE, INC.

STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash flows from operating activities
Net loss	$(29,578)	$(23,246)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,437	2,045
Change in fair value of financial instruments	2,595	(4,996)
Loss on disposal of property and equipment	89	177
Provisions for inventory	1,029	2,020
Share-based compensation expense	696	739
Non-cash interest expense	457	177
Deferred taxes	(3,127)	9
Changes in operating assets and liabilities:
Accounts receivable	(187)	(30)
Inventories	(842)	(4,799)
Prepaid expenses and other assets	(923)	(618)
Accounts payable and accrued expenses	(125)	685
Other liabilities	27	63

Net cash used in operating activities	(27,452)	(27,774)

Cash flows from investing activities
Purchases of property and equipment, net	(3,410)	(5,929)
Net cash used in investing activities	(3,410)	(5,929)

Cash flows from financing activities
Net proceeds from issuance of convertible preferred stock and warrants	41,783	20,000
Net proceeds from issuance of debt and warrants	4,672	—
Net proceeds from exercise of warrants	171	—
Net proceeds from exercise of stock options	20	4
Issuance costs related to planned issuance of common stock	(370)	—

Net cash from financing activities	46,276	20,004

Net change in cash and cash equivalents	15,414	(13,699)
Cash and cash equivalents, beginning of period	17,314	31,013

Cash and cash equivalents, end of period	$32,728	$17,314

Supplemental disclosures of cash flow information
Cash paid for interest	$10	$—

Cash paid for income taxes	$—	—

Supplemental disclosures of non-cash investing and financing activities
Acquisition of capital expenditures included in accounts payable and accrued expenses	$—	$1,214

Accrual of issuance costs related to planned issuance of common stock	$526	$—

The accompanying notes are an integral part of these financial statements

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

1.	BUSINESS OVERVIEW

Business

Roka Bioscience, Inc. (“Roka” or “the Company”) is focused on the development and commercialization of molecular assay technologies for the detection of foodborne pathogens. The Company was established in September 2009 through a spin-off of industrial testing assets and technology from Gen-Probe Incorporated, which was subsequently acquired by Hologic, Inc. (herein referred to as “Gen-Probe”).

Pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, Development Stage Entities (“ASC 915”), the Company was considered to be a development stage enterprise from September 3, 2009 to December 31, 2012. Among other provisions, ASC 915 stipulates the reporting of results of operations, cash flows and other financial information from the Company’s inception is required. Although planned commercial operations commenced during 2012, the Company did not generate significant revenue from those operations. Beginning in 2013, the Company’s revenues generated from planned commercial operations were determined to be significant and these financial statements are consequently reported in accordance with generally accepted accounting principles for an operating company, and do not contain reporting of financial information from the Company’s inception.

The Company has limited capital resources and has experienced negative cash flows from operations and has incurred net losses since inception. The Company expects to continue to experience negative cash flows from operations and incur net losses in the near term as it devotes substantially all of its efforts on commercial product launch and continued product development. The Company’s business is subject to significant risks and its ability to successfully develop, manufacture and commercialize proprietary products is dependent upon many factors including, but not limited to, risks and uncertainties associated with the supply of molecular diagnostic instruments (“Atlas instruments”) and materials, product development, manufacturing scale-up, attracting and retaining key personnel, customer acceptance as well as competition. The Company will seek to raise additional capital through the sale of equity and/or debt securities. There is no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding preferred and common stock. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to stockholders. In addition, the Company’s debt agreements contain material adverse change clauses which allows the lenders to call the debt based on subjective factors regarding the Company’s business and performance which may be considered a material adverse change. Based on the conditions noted herein, there is substantial doubt that the Company will be able to continue as a going concern, as an inability to improve liquidity and cash resources could cause it to experience material adverse business consequences, including an inability to continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements include the accounts of Roka Bioscience, Inc. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company does not have any subsidiaries.

Certain prior period amounts have been reclassified to conform with the current year’s presentation. There was no impact to the Company’s Balance Sheets, Statements of Operations and Comprehensive Loss or Statements of Cash Flows due to these reclassifications.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The Company is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and disclosure of contingent assets and liabilities in its financial statements. Actual results could differ from those estimates. The most significant estimates relate to the Company’s valuation of the convertible preferred stock warrant liability, inventory reserves, stock-based compensation expense and imputed interest from deferred instrument payments under a supply agreement with Gen-Probe, a former related party.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable, short-term deferred payments and accrued expenses approximate fair value due to their short-term maturities. Deferred payments are initially recorded at fair value reflecting the estimated interest rate implicit in the extended payment terms per the related agreement.

The Company’s derivative financial instruments are measured and recorded in the balance sheet at their fair value.

Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

Trade Accounts Receivable

The Company evaluates the creditworthiness of each customer on a regular basis. The Company uses judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables if and when collection becomes doubtful, and it also assesses on an ongoing basis whether collectibility is reasonably assured at the time of sale. Changes to allowances and adjustments for declines in customers’ creditworthiness are recorded as bad debt expense as a component of selling, general and administrative expense. The Company has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The straight-line method of depreciation is used for all property and equipment. Repair and maintenance costs are expensed as incurred. Property and equipment are depreciated over the following estimated useful lives:

•	Atlas instruments placed —five years

•	Manufacturing equipment—five years

•	Laboratory equipment—four years

•	Computer and office equipment—three to five years

•	Leasehold improvements—the lesser of: the estimated useful life, the term of the respective lease, or ten years.

•	Software—three years

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

The Company recovers the cost of providing the Atlas instruments through the sale of Atlas Detection Assays. The depreciation costs associated with Atlas instruments under customer usage agreements are charged to Cost of revenue over the estimated useful life of the equipment. See Note 5.

Inventories

Inventories include raw materials and supplies used for manufacturing of assays and finished products held for sale. The Company’s inventories are stated at the lower of cost or estimated realizable value. Cost includes amounts related to materials, applicable labor and overhead, and is determined in a manner which approximates the first-in first-out method. Reserves are recorded for excess and obsolete inventory and net realizable value, based on management’s review of inventories on hand as compared to estimated future demand, shelf-life and the likelihood of obsolescence. See Note 4.

Intangible Assets

The Company’s intangible asset relates to research and development projects acquired in a purchase business combination at the Company’s inception that were not completed at the date of acquisition and which had no future alternative use. The Company recorded in-process research and development (“IPR&D”) as an intangible asset with an indefinite life until the project was completed. When the IPR&D was successfully developed in January 2012, the Company initiated amortization of the asset over its estimated useful life of 10 years.

The Company reviews the technology asset for impairment on an annual basis. If events or changes in circumstances indicate that the carrying amount might not be recoverable, the Company would also review the technology asset for impairment at that point in time. An impairment loss is recognized if the sum of estimated future undiscounted cash flows generated from use of the technology asset is less than its carrying value.

The Company recorded amortization expense of $168,000 in the year ended December 31, 2013, and expects to record amortization expense of $168,000 in each of the 8 years following.

Goodwill

Goodwill represents the excess of purchase price over net assets acquired from Gen-Probe. Goodwill is not amortized; rather, it is subject to a periodic evaluation for impairment by applying a fair-value-based test. The Company evaluates goodwill for impairment in the fourth quarter of each year. In addition, the Company reviews goodwill for recoverability between annual evaluations whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Examples of such events include a significant adverse change in legal matters, liquidity or in the business climate, an adverse action or assessment by a regulator or government organization, loss of key personnel, or new circumstances that would have a negative impact on the Company. Goodwill impairment is determined using a two-step approach whereby the fair value of the Company is compared to its book value.

Based on the Company’s annual impairment evaluation conducted in the fourth quarter of 2013 and 2012, respectively, the Company concluded that no impairment had occurred.

Research and Development Expenses

Research and development expenses are comprised of costs incurred in performing research and development activities including manufacturing development and scale-up costs and product development and

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

are principally comprised of salaries and benefits, outside contractor costs and professional fees, research license fees, depreciation and amortization of laboratory equipment, facilities, and lab supplies. These costs are expensed as incurred.

Revenue Recognition

The Company generates revenue from the sale of Atlas Detection Assays and consumable supplies for use with its Atlas instruments, as well as limited revenue from instrument rentals and service and maintenance contracts. The Company generally provides Atlas instruments free of charge under reagent rental agreements and retains title to the instruments which remain capitalized on the Company’s balance sheet under property and equipment. The Company recovers the cost of providing the Atlas instruments in the amount it charges for its Atlas Detection Assays. The reagent rental agreements are typically for one-year periods and there are no minimum purchase obligations. Revenue is recognized over the term of the reagent rental agreement as Atlas Detection Assays and other supplies are shipped. Shipping and handling costs incurred by the Company are included in its billings to customers.

The Company recognizes revenue net of discounts and sales related taxes where applicable. The Company recognizes product revenue upon shipment provided that there is persuasive evidence of an arrangement, there are no uncertainties regarding acceptance, the sales price is fixed or determinable and collection of the resulting receivable is reasonably assured. There is no customer right of return in the Company’s sales agreements.

Revenues for leases and service and maintenance contracts are recognized ratably over the term of the contract. Revenues for the sale of Atlas instruments are recognized upon shipment provided that there is persuasive evidence of an arrangement, there are no uncertainties regarding acceptance, the sales price is fixed or determinable and collection of the resulting receivable is reasonably assured.

Cost of Revenue

The Company manufactures products for commercial sale as well as for internal use or evaluation. Cost of revenue primarily consists of the cost of materials, direct labor and manufacturing overhead costs associated with the production and distribution of Atlas Detection Assays and consumable supplies for the Atlas instruments. Cost of revenue also includes depreciation on Atlas instruments installed with our customers, expenses related to service and maintenance of instruments and royalties. The Company classifies costs for commercial products to Cost of revenue and costs for internal use or evaluations to Research and development or Selling, general and administrative costs.

Share-based Compensation

The Company grants stock options and restricted shares to employees, independent directors and consultants of the Company. The Company recognizes share-based compensation expense, based on the fair value of stock awards, on a straight-line basis over the requisite service period of the individual grants, which typically is equal to the vesting period. See Note 12.

Common Stock

Our certificate of incorporation authorizes the issuance of Class A common stock (“Common A”) and Class B common stock (“Common B”). The rights and terms of the Common A and Common B are the same except that the holder of each share of Common A is entitled to one vote while Common B is non-voting. Holders of our Common A and Common B are entitled to dividends when, as and if, declared by our board of directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2013, we did not declare any dividends and our loan and security agreements contain restrictions on our ability to pay dividends. The Company refers to Common A and Common B shares collectively as “Common Stock”.

Convertible Preferred Stock

The Company has multiple classes of convertible preferred stock. The Company refers to Series A Convertible Preferred Stock (“Series A”), Series A-1 Convertible Preferred Stock (“Series A-1”), Series B Convertible Preferred Stock (“Series B”), Series C Convertible Preferred Stock (“Series C”), Series D Convertible Preferred Stock (“Series D”) and Series E Convertible Preferred Stock (“Series E”) collectively as “Convertible Preferred Stock”. Such shares of Convertible Preferred Stock are convertible into shares of Common Stock at the option of the holder or upon certain triggering events. Conversion is typically on a 1:1 basis however anti-dilution provisions exist which, if triggered, may adjust the conversion ratio. See Note 12.

Warrants for Convertible Preferred Stock

To date, the Company has issued warrants to purchase shares of Series A (“Series A Warrants”), Series B (“Series B Warrants”) and Series E (“Series E Warrants”). The Company refers to these warrants collectively as the “Convertible Preferred Stock Warrants”. See Note 14.

Income Taxes

The Company applies the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the benefit of an uncertain tax position that it has taken or expects to take on income tax returns it files if such tax position is more likely than not to be sustained. See Note 11.

Series A and Series A-1 Convertible Preferred Stock, Reverse Stock Split

On October 1, 2013, the holders of Series A and Series A-1 each voted as a class to perform a 100:1 reverse split of their shares resulting in a decrease of the total Series A Convertible Preferred Stock from 25,784,468 shares to 257,845 shares and a decrease of the total Series A-1 Convertible Preferred Stock from 3,456,623 shares to 34,569 shares. The Company’s historical share and per share information have been retroactively adjusted to give effect to this reverse stock split.

Series A and Series A-1 Convertible Preferred Stock, Conversion to Common Stock

Subsequent to the reverse split discussed above, the holders of Series A and Series A-1 each voted as a class to convert their shares into Common Stock on a 1:1 basis in accordance with the Company’s certificate of incorporation.

Unaudited Pro Forma Information

In 2013, the Company’s Board of Directors (the “Board”) authorized management of the Company to pursue the filing of a registration statement with the Securities and Exchange Commission (“SEC”) for the Company to sell shares of its common stock to the public. Immediately prior to the consummation of this

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

offering, all outstanding shares of Convertible Preferred Stock will automatically convert into common stock and warrants exercisable for Convertible Preferred Stock will convert into warrants exercisable for common stock. The unaudited pro forma net loss per share applicable to common stockholders for the year ended December 31, 2013 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding Convertible Preferred Stock into shares of common stock, as if such conversion had occurred at the beginning of the respective periods, or the date of issuance, if later.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. There were no new accounting pronouncements during 2013 which have or are expected to have an impact on the Company’s financial statements.

3.	CASH AND CASH EQUIVALENTS

The Company’s entire balance of cash and cash equivalents as of December 31, 2013 was held in demand accounts with two financial institutions, which potentially subject the Company to significant concentrations of credit risk.

4.	INVENTORIES

The following table provides details of the Company’s net inventories (amounts in thousands):

	As of December 31,
	2013	2012
Raw materials	$1,846	$1,852
Work in process	—	8
Finished goods	2,033	2,206

	$3,879	$4,066

5.	PROPERTY AND EQUIPMENT

The following table provides details of the Company’s property and equipment (amounts in thousands):

	As of December 31,
	2013	2012
Atlas instruments	$10,330	$7,767
Manufacturing equipment	2,801	2,737
Laboratory equipment	2,923	2,856
Computer and office equipment	1,388	1,232
Leasehold improvements	1,272	1,253
Software	1,106	1,058

Total property and equipment	$19,820	$16,903
Less: Accumulated depreciation	(5,310)	(3,120)

Total	$14,510	$13,783

Atlas instruments includes instruments intended for placement with customers and instruments placed with customers under lease agreements. The cost of equipment on lease or held for lease, net of accumulated depreciation of $0.5 million and $0.2 million, was $9.8 million and $7.6 million, as of December 31, 2013 and December 31, 2012, respectively.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

Expenses for depreciation of property and equipment were incurred as follows (amounts in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2012
Depreciation expense	$2,269	$1,877

During the years ended December 31, 2013 and 2012, the Company disposed or sold equipment with acquisition cost of approximately $248,000 and $594,000, respectively. The equipment disposed or sold had accumulated depreciation of approximately $38,000 and $417,000, respectively, at the date of disposal.

6.	ACCRUED EXPENSES

The following table provides details of the Company’s accrued expenses (amounts in thousands):

	As of December 31,
	2013	2012
Employee related	$888	$994
Professional services	1,328	618
Other	165	—

Total accrued expenses	$2,381	$1,612

7.	DEFERRED PAYMENTS

In May 2011, the Company entered into a supply agreement with Gen-Probe, a former related party, to purchase Atlas instruments. Pursuant to the terms of the agreement, the Company can defer up to one half of the purchase price for up to 54 months from the date of delivery. The deferred amounts do not bear interest, and the Company has determined that ASC 835-30 Imputation of interest (“ASC-835”) applies. Accordingly, the Company recorded the imputed interest component as a reduction of the deferred payment and as a reduction of the asset cost. The supply agreement provides for variable repayment terms based on a percentage of net sales as defined in the agreement, and the Company has estimated its net sales in determining amounts due for the 54 month term. See Note 16 for a description of the Company’s related party supply agreement with Gen-Probe. The following table summarizes the amounts deferred under this related party agreement as of December 31, 2013 and 2012 (amounts in thousands):

	As of December 31,
	2013	2012
Current
Deferred payments, gross	$759	$392
Imputed interest	(420)	(271)

Deferred payments, net	$339	$121

Long-term
Deferred payments, gross	$4,053	$2,726
Imputed interest	(848)	(628)

Deferred payments, net	$3,205	$2,098

The Company estimated the interest rate implicit in the extended payment terms by considering the rate at which it could obtain financing of a similar nature from other sources at the date of the transaction, as well as prevailing rates for similar debt instruments of issuers with similar credit ratings, the estimated effective interest rates used, range from 9.9% to 11.2%.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

In the years ended December 31, 2013 and 2012 the Company recorded approximately $376,000 and $177,000, respectively, as non-cash interest expense related to the deferred payments from the related party supply agreement with Gen-Probe.

8.	NOTES PAYABLE

In November 2013, the Company entered into two loan and security agreements, under which the Company may borrow up to an aggregate of $15.0 million in three separate $5.0 million tranches upon meeting certain provisions. The first tranche is subject to the terms and conditions of the loan and security agreement entered into with Comerica Bank (“Comerica”) and the second and third tranches are subject to the terms and conditions of the loan and security agreement entered into with TriplePoint Capital LLC (“TriplePoint”).

The loan and security agreement with Comerica (the “Comerica Loan”), provides for borrowing of up to $5.0 million and accrues interest at Comerica’s Prime Referenced Rate (as defined in the loan agreement with Comerica), subject to a floor of the daily adjusting LIBOR rate plus 2.5%, plus 3.15%. As of December 31, 2013, the rate was 6.4%. The loan is interest only until June 1, 2015 and matures in 42 months. After the 18-month interest-only period, the Company will make 23 consecutive monthly payments which will consist of accrued interest and equal principal payments in accordance with a 30-month amortization schedule. On the 24th month following the interest only period, the Company will make a lump sum payment for the remaining outstanding principal and interest due.

The loan and security agreement with TriplePoint (the “TriplePoint Loan”), provides for borrowings up to $10.0 million. The Company may borrow up to $5.0 million in the second tranche, consisting of one or more term loan advances, before March 31, 2014 and if the Company has generated at least $10.0 million in revenue between November 21, 2013 and September 30, 2014, it would be eligible to borrow up to an additional $5.0 million in the third tranche, consisting of one or more term loan advances, until December 31, 2014. Borrowings under the TriplePoint Loan will accrue interest at the Prime Rate plus 5.75%, but not less than 9.0%. Each tranche under the TriplePoint Loan is repayable over 36 months from the borrowing date with an interest-only period of nine months for the second tranche and six months for the third tranche (or 12 months for each tranche upon election by the Company to extend the interest only period), and equal monthly installments of principal and interest over the remaining term of the loan after the interest only period. If the Company extends the interest only period, the TriplePoint Loan will accrue interest at the Prime Rate plus 6.25%, but not less than 9.5%.

The loan agreements do not contain any financial covenants. However, the agreements contain various covenants that limit the Company’s ability to engage in specified types of transactions, including limiting the Company’s ability to; sell, transfer, lease or dispose of certain assets; engage in certain mergers and consolidations; incur debt or encumber or permit liens on certain assets, make certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, the Company’s Common Stock; and enter into certain transactions with affiliates. Additionally, the Company has pledged substantially all of its assets except intellectual property as collateral for the loans.

Upon the closing of the loan and security agreements, the Company borrowed $5.0 million from Comerica. In connection with the closing of the loan and security agreements, the Company issued warrants to Comerica and TriplePoint to purchase up to an aggregate of 352,941 shares of Series E with an exercise price of $1.28. In the event of additional borrowings under the second and third tranches, the TriplePoint warrants will become exercisable for up to an additional 313,726 shares of Series E.

In connection with the Comerica Loan, the Company recorded the liability for the note as $4.9 million, net of expenses paid to Comerica and the value of the warrant issued to Comerica. The difference between the

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

liability recorded and the face value of the note will be accreted to Notes payable over the term of the loan with a corresponding charge to interest expense. Additionally, the Company incurred debt issuance costs of approximately $76,000 which were capitalized within Other assets on the Balance Sheet and will be amortized to Interest expense over the life of the loan using the interest method.

In connection with the TriplePoint Loan, the Company incurred approximately $153,000 of debt issuance costs which were capitalized with Other assets on the Balance Sheet and will be amortized to Interest expense over the term the funds are available to Roka to be borrowed.

As of December 31, 2013, the Company has classified the outstanding debt as a current liability due to a material adverse change clause within the Comerica Loan agreement which allows Comerica to call the debt based on subjective factors regarding the Company’s business and performance.

9.	COMMITMENTS AND CONTINGENCIES

Operating leases

In November 2009, the Company entered into a non-cancelable operating lease for office space in Warren, New Jersey with an initial lease term which expires in January 2018. In December 2011, the Company exercised an option to increase the size of the leased area. The monthly base rent is $18,797 over the term of this lease.

In December 2009, the Company entered into a non-cancelable lease for office, laboratory and manufacturing space in San Diego, California with an initial lease term which expires in April 2020. The lease contains an option to renew for two additional five-year terms. The initial monthly base rent is $52,374 and over the initial lease term agreement is scheduled to increase to $66,121.

In May 2011, the Company entered into a non-cancelable lease for laboratory and office space in Warren, New Jersey with an initial lease term which expires in January 2018. The initial monthly base rent is $8,111 and over the initial lease term agreement is scheduled to increase to $9,013.

Aggregate lease expense for the Company’s facilities were incurred as follows (amounts in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2012
Lease expense	$1,019	$1,018

The Company records lease expense on a straight-line basis over the applicable lease terms.

Contractual obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which the Company cannot reasonably predict future payments. Additionally, the expected timing of payment of the obligations presented below is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services or changes to agreed-upon terms or amounts for some obligations.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

The following table represents the Company’s contractual obligations as of December 31, 2013, aggregated by type (amounts in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Deferred payment obligations (1)	4,811	$758	$3,515	$538	—
Operating lease obligations	6,008	1,023	2,103	1,890	992
Purchase obligations (2)	2,177	2,177	—	—	—
Notes payable (3)	5,020	5,020	—	—	—

Total contractual obligations	$18,016	$8,978	$5,618	$2,428	$992

(1)	Deferred payments relate to the Company’s Atlas instrument supply agreement with Gen-Probe, a former related party, described in these financial statements. The timing reflected above represents the Company’s estimated repayment schedule.
(2)	As of December 31, 2013, the Company has entered into unconditional purchase agreements with Gen-Probe, a former related party. The agreements obligate the Company to purchase Atlas instruments and materials used in production of assays.
(3)	Such amounts include total principal repayments of $5.0 million and a final payment fee of $20,000 and are shown as being due in less than one year as the Company’s loan agreements contain material adverse change clauses which allow the lenders to call the debt based on subjective factors regarding the Company’s business and performance. Amounts which are or may become payable as interest are excluded from the table, but would approximate $320,000 per year based on the interest rate of our outstanding debt at December 31, 2013.

Legal Matters

The Company may periodically become subject to legal proceedings and claims arising in connection with its business. The Company is not currently involved in any legal proceedings nor are there any claims against the Company pending.

The Company sells its products in various jurisdictions and is subject to federal, state and local taxes including, where applicable, sales and use tax. While the Company believes that it has properly paid or accrued for all such taxes based on its interpretation of applicable law, tax laws are complex and interpretations differ. Periodically, the Company may be audited by taxing authorities, and it is possible that assessments may be made in the future.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

10.	FAIR VALUE MEASUREMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable, short-term deferred payments, deferred payments, notes payable, accrued expenses and Convertible Preferred Stock Warrants. The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable, short-term deferred payments and accrued expenses approximate their fair values because of the short-term nature of the instruments, or, in the case of the deferred payments and notes payable, because the interest rates the Company believes it could obtain for similar borrowings is similar to its existing interest rates. The following table summarizes the fair value information for the Company’s cash held in money market accounts and its Convertible Preferred Stock Warrants at December 31, 2013 and 2012 (amounts in thousands):

		Fair value measurements using:
	Carrying Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2013
Financial Assets:
Money market deposit accounts	$25,470	$25,470	—	—
Financial Liabilities:
Convertible Preferred Stock Warrants	$212	—	—	$212
As of December 31, 2012
Financial Assets:
Money market deposit accounts	$16,941	$16,941	—	—
Financial Liabilities:
Convertible Preferred Stock Warrants	$100	—	—	$100

Some of the Company’s cash and cash equivalents are held in money market deposit accounts which are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or market prices for similar securities.

Per ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”) the Convertible Preferred Stock Warrants are classified within Level 3 of the fair value hierarchy as they are revalued to their fair value, using the Black-Scholes option-pricing model, at each reporting period end and any change in fair value is reflected in the Statement of Operations and Comprehensive Loss. There have been no transfers between levels during the reporting period.

Using the Black-Scholes option-pricing model for warrants outstanding at the years ended December 31, 2013 and 2012, the Company applied the following assumptions:

	2013	2012
Expected life in years	0.5	2.0
Interest rate	0.10%	0.25%
Volatility	60%	70%
Dividend yield	—	—

Reasonable changes in the assumptions used to value the warrant would not have a material impact on the liability balance at the end of any reporting period presented.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

The table below provides a summary of the changes in the Convertible preferred stock warrant liability from December 31, 2011 to December 31, 2013 (amounts in thousands):

Convertible Preferred Stock Warrant Liability
Balance as of December 31, 2011	$976
Change in fair value of warrants	(876)

Balance as of December 31, 2012	$100
Issuance of Convertible Preferred Stock Warrants	6,757
Change in fair value of Convertible Preferred Stock Warrants	2,595
Settlement of Series A Warrants	(9,240)

Balance as of December 31, 2013	$212

11.	INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

A reconciliation of the United States federal statutory rate to the Company’s effective tax rate is shown below:

	Year Ended December 31,
	2013	2012
Tax at U.S. statutory rate	(34.0)%	(34.0)%
State taxes, net of federal benefit	(4.5)	(5.8)
Difference from derivative instruments	(2.7)	(7.1)
Other nondeductible and permanent differences	0.3	0.5
Benefit of net operating loss sale	(9.6)	(3.3)
Provision (benefit) from valuation allowance	41.1	46.5

	(9.4)%	(3.2)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

The table below details significant components of net deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 (amounts in thousands):

	As of December 31,
	2013	2012
Deferred tax assets:
Net operating loss carry-forwards	$40,465	$29,331
Net operating losses approved for sale	3,135	—
Start-up expenditures	466	526
Research and development credits	963	293
Non-cash interest	213	—
Accruals and allowances	1,425	1,243
Deferred tax liabilities:
Depreciable assets	(569)	(435)
Share-based compensation expense	(555)	(206)
Goodwill	(40)	(32)
Valuation allowance	(42,409)	(30,752)

Net deferred tax asset (liability)	$3,095	$(32)

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of the available evidence, both positive and negative, the Company determined that valuation allowances of $42.4 million and $30.8 million at December 31, 2013 and 2012, respectively, were necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The table below details the changes to the valuation allowance for the years ended December 31, 2013 and December 31, 2012 (amounts in thousands):

Valuation allowance at December 31, 2011	$(20,451)
Additions for 2012	(11,093)
Reversal of valuation allowance related to net operating loss sales	792

Valuation allowance at December 31, 2012	(30,752)
Additions for 2013	(14,792)
Reversal of valuation allowance related to net operating loss sales	3,135

Valuation allowance at December 31, 2013	$(42,409)

At December 31, 2013 and 2012, the Company had approximately $109 million and $75 million of gross federal net operating loss carry-forwards, respectively. At December 31, 2013 and 2012, the Company had approximately $64 million and $66 million of gross state net operating loss carry-forwards, respectively. If not utilized, the federal and state net operating loss carry-forwards will begin to expire in 2029. The utilization of such net operating loss carry-forwards and realization of tax benefits in future years depends predominantly upon having taxable income. The Company also has approximately $963,000 of federal research and development credits which will begin to expire in 2031 if not utilized.

The Company may be subject to the net operating loss provisions of Section 382 of the Internal Revenue Code. Certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carry-forwards and tax credit carry-forwards which may be used in future years. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carry-forwards attributable to periods before the change. The amount of the annual limitation depends on the value of the Company immediately before the change, changes to the Company’s capital during a specified period prior to the change, and the federal published interest rate.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

The State of New Jersey has enacted legislation (the State of New Jersey’s Technology Business Tax Certificate Program) permitting certain corporations located in New Jersey to sell state tax loss carry-forwards and state research and development credits. In December 2013, the Company was notified by the New Jersey Economic Development Authority (“NJEDA”) that, under the State of New Jersey’s Technology Business Tax Certificate Program, the sale of $46.8 million of the Company’s New Jersey net operating loss carry-forwards had been approved. In order to realize these benefits, the Company must apply to the NJEDA each year and must meet various requirements for continuing eligibility. In addition, the program must continue to be funded by the State of New Jersey, and there are limitations based on the level of participation by other companies. Since specific sales transactions are subject to approval by the NJEDA, the Company recognizes the associated tax benefits in the financial statements as they are approved. As a result, the Company reversed the valuation allowance for the net operating losses which were approved for sale in December of 2013, and recognized an income tax benefit of approximately $3.1 million. The sale of net operating loss carry-forwards was consummated in January 2014. Under the same program, during the year ended December 31, 2012, the Company recorded a tax benefit of approximately $792,000 from the sale of $12.7 million of its New Jersey net operating loss carry-forwards and reversed the valuation allowance related to the operating loss carry-forwards sold.

The Company’s open tax years range from 2010 through 2013 for its U.S. federal returns and its major state jurisdictions.

12.	CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

In November 2012, the Company issued 13,689,253 shares of Series D to existing investors in consideration for $20 million in cash. At the time of issuance of the shares, the Company had determined the fair value of the obligation by the existing investors to purchase these shares was approximately $4.1 million which was recognized as an asset and recorded as part of the change in fair value of financial instruments on the Statement of Operations for the year ended December 31, 2012. Upon the issuance of the additional Series D shares, the asset was settled and the $4.1 million was deemed a reduction in proceeds from the issuance of convertible preferred stock.

In June 2013, the Company issued 17,111,567 shares of Series E along with warrants to purchase 171,118 shares of Series A and Series A-1 (the “Series A Warrants”) at an exercise price of $1.00 per share (17,111,567 shares at $0.01 exercise price prior to the reverse split detailed in note 2), in consideration for $25.0 million in cash. Of the $25.0 million in proceeds received, $6.7 million was allocated to the Series A Warrants in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). The remaining $18.3 million was allocated to the Series E shares. All Series A Warrants were exercised in September 2013, and as a result the Company recorded a change in fair value of the Series A Warrants in its Condensed Statement of Operations and Comprehensive Loss of $2.6 million for the year ended December 31, 2013. The remaining liability of $9.2 million was reclassified to Series A Convertible Preferred Stock upon settlement.

In November 2013, the Company issued 13,330,711 shares of Series E to two new investors in exchange for $17.0 million. In connection with the sale, investors who purchased Series E in June 2013 were given an additional 2,492,422 shares of Series E in exchange for no additional proceeds to negate the impact of the reduction in the liquidation preference per share from $1.46 to $1.28, which is equal to the amount paid by the new investors in November. In connection with this offering, holders of Series D exercised their anti-dilution rights, resulting in an increase to the conversion rate to common stock from 1:1 to 1:1.03 shares of Common Stock per share of Series D. This increased the total shares of Common Stock that Series D shares are convertible into to 33,634,670 shares from 32,511,979 shares. Series C shareholders waived their rights to have their conversion rate increased under the anti-dilution provision.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

Dividend rights

Holders of issued and outstanding shares of Series B, Series C, Series D and Series E are entitled to annual cash dividends of 8% based on the original issuance price when and if declared by the Company’s Board of Directors. The original issuance price, adjusted in the event of a stock split, stock dividends, recapitalizations or the like as defined, is $1.00 for Series B, $1.325 for Series C, $1.461 for Series D and $1.275 for Series E. No dividend can be declared or paid for other stock classes until the preferred dividend for Series B, Series C, Series D and Series E has been paid.

Dividends payable to holders of Series B, Series C, Series D and Series E are not cumulative, and no right will accrue to holders of such Convertible Preferred Stock if dividends are not declared.

No dividends can be declared or paid on Common Stock unless all dividends, accrued or declared, on the Convertible Preferred Stock have been paid in full.

Voting rights

Each holder of Convertible Preferred Stock, is entitled to vote with Common A stockholders on an “as if” converted basis.

The Board of Directors consists of up to nine members.

Holders of Series B, voting as a single class, are entitled to elect four directors. Holders of Series D, voting as a single class, are entitled to elect one director. Holders of all voting stock classes are entitled to elect four directors.

Liquidation rights

In the event of a liquidation or dissolution of the Company, the holders of Series E, in preference to and priority to all other stockholders, are entitled to be paid, out of the assets of the Company, the original issuance price plus any declared but unpaid dividends. After payment to holders of Series E, in preference to and priority to all other stockholders (except Series E stockholders), the holders of Series D are entitled to be paid, out of the assets of the Company, the original issuance price plus any declared but unpaid dividends. After payment to holders of Series E and Series D, and from any remaining assets legally available, holders of Series B and Series C will be paid the original issuance price plus any declared but unpaid dividends.

A liquidation event will be deemed to have occurred under certain situations if the Company experiences a change in control, merges with another company or sells substantially all of its assets. As the holders of the Company’s Convertible Preferred Stock collectively control the Board, such contingent liquidation events cause the Convertible Preferred Stock to be classified as mezzanine equity.

Conversion rights

Each share of Convertible Preferred Stock is convertible at the option of the holder, without payment of additional consideration. Under certain defined situations, including the closing of an initial public offering, approved by the holders of Series B, Series C, Series D and Series E voting together as a single class on an as-converted to Common Stock basis, Convertible Preferred Stock will automatically convert to Common Stock. Typically, each share of Convertible Preferred Stock will convert into one share of Common Stock. In connection with the Series E financing in June 2013, and in accordance with the Special Mandatory Conversion clause in the certificate of incorporation in effect at that time, 3,003,668 shares of Series C were converted at a ratio of 10:1 into 300,367 shares of Common A. Additionally, shares of Series D will convert into approximately 1.03 shares of Common Stock per share of Series D as noted above.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

Registration rights

Upon the earlier of December 31, 2014 or six months after an IPO, holders of at least 51% of common stock issuable or issued upon the conversion of Convertible Preferred Stock may require that the the Company file a registration statement under the Securities Act covering the registration of such shares of common stock issued or issuable upon the conversion of Convertible Preferred Stock. These rights are provided under the terms of an investor rights agreement between the Company and the holders of the Company’s Convertible Preferred Stock and Convertible Preferred Stock Warrants. However, the Company is only required to register such shares of common stock issued or issuable upon the conversion of Convertible Preferred Stock pursuant to such a request if the offering results in net proceeds of at least $30 million.

13.	STOCK OPTIONS AND RESTRICTED STOCK

Under the Roka Bioscience, Inc. 2009 Equity Incentive Plan (“2009 Plan”), as amended on June 13, 2013, incentive and non-qualified stock options and restricted stock may be granted for up to a maximum of 22,398,502 shares to employees, consultants and directors of the Company.

Stock options and shares of restricted stock granted under the 2009 Plan have a maximum contractual term of ten years from the date of grant and generally vest over four years. For stock options, the exercise price may not be less than the fair value of the stock on the grant date.

Stock Options

A summary of the status of the Company’s stock option plan at December 31, 2013 and changes during the years ended December 31, 2013 and December 31, 2012 is presented in the table below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2011	3,475,023	$0.21	8.6	$400
Granted	3,003,477	0.33
Exercised	(10,625)	0.34		—
Forfeited and canceled	(335,908)	0.34

Outstanding at December 31, 2012	6,131,967	$0.26	8.3	$—
Granted	1,949,100	0.32
Exercised	(95,523)	0.21		$2
Forfeited and canceled	(572,729)	0.33

Outstanding at December 31, 2013	7,412,815	$0.27	7.8	$2,857
Vested and expected to vest, December 31, 2013 (1)	6,963,808	$0.27	7.8	$2,716
Exercisable at December 31, 2013	3,646,355	$0.23	6.9	$1,569

(1)	Options vested and expected to vest represents the number of exercisable options as of December 31, 2013, plus the number of outstanding unvested options as of December 31, 2013 adjusted for an estimated forfeiture rate of approximately 5%.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

The Company uses the Black-Scholes option pricing model to determine the fair value of options at the date of grant. The following table summarizes the ranges of weighted average assumptions:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Expected life in years	5.93	6.06
Interest rate	0.99%-1.94%	0.82%-1.32%
Volatility	60%-70%	70%
Dividend yield	—	—

The Company estimates the expected life of its stock options using the “simplified” method, whereby, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The expected stock price volatility rates are based on average historical volatilities of the common stock of a group of comparable companies. The Company has no history or expectations of paying dividends on its Common Stock and therefore uses a zero percent dividend yield in the Black-Scholes option pricing model. The weighted average fair value at the date of grant for options granted during the years ended December 31, 2013 and 2012 was approximately $0.18 and $0.15 per option, respectively. The Company recognized stock compensation expense for stock options of $233,000 and $223,000 for the years ended December 31, 2013 and December 31, 2012, respectively. As of December 31, 2013, the Company had approximately $588,000 of total unrecognized compensation expense related to non-vested stock options granted under the 2009 Plan. The expense is expected to be recognized over a weighted average period of 2.7 years.

Restricted Stock

A summary of the status of the Company’s non-vested restricted stock as of December 31, 2013 and changes during the year ended December 31, 2013 is presented in the table below:

Number of Shares of Restricted Stock
Non-vested restricted stock at December 31, 2012	3,135,749
Shares issued	4,850,000
Shares vested	(1,806,971)

Non-vested restricted stock at December 31, 2013	6,178,778

The Company has historically issued restricted stock which is time-based and vests over a four year period. In December 2013, the Company issued 2.4 million shares of time-based restricted stock which vests over a four year period and 2.4 million shares of market-based restricted stock which vests upon the Company’s Common Stock price reaching $2.55 (as may be adjusted for changes in capital structure). Awards of time-based restricted stock are valued based upon the Company’s Common Stock price as of the grant date. Awards of market-based restricted stock were valued using a Monte Carlo simulation with the following assumptions: risk free interest rate of 2.88%, expected term of ten years, expected volatility of 60% and a zero percent dividend yield. The fair value of the time-based restricted stock awards granted and the market-based restricted stock awards granted was determined to be $1.4 million and $1.1 million, respectively. The Company recognized stock compensation expense for restricted stock of $463,000 and $516,000 for the years ended December 31, 2013 and December 31, 2012, respectively. The total intrinsic value of restricted stock which vested during the years ended December 31, 2013 and December 31, 2012 was $381,000 and $580,000, respectively. As of December 31, 2013, the Company had approximately $2.9 million of total unrecognized compensation expense related to non-vested restricted stock granted under the 2009 Plan. The expense is expected to be recognized over a weighted average period of 4.1 years.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

14.	WARRANTS FOR CONVERTIBLE PREFERRED STOCK

The Company has issued warrants to purchase shares of its various classes of convertible preferred stock. All such warrants have been recorded as part of the Convertible preferred stock warrant liability on the Balance Sheet in accordance with ASC 480 under which such warrants will be carried at their fair value as a liability on the Balance Sheet until the warrants are exercised, become exercisable for Common Stock or expire. Specifically, ASC 480 requires that in situations where a warrant can be exercised to purchase convertible preferred stock where the convertible preferred stock contains a provision that could require the Company to pay cash in the event the convertible preferred stock is redeemed, regardless of the likelihood of redemption, must be accounted for as a liability. The warrants are revalued to their then deemed fair value, using the Black-Scholes option-pricing model, at each reporting period end and any change in fair value of the warrants will be reflected in operating results.

The Company has Series B Warrants outstanding which allow their holders to purchase 2,480,000 shares of Series B at an exercise price of $1.00 per share. The warrants expire in September 2016, whereupon any warrants that remain unexercised will be exercised automatically in whole in a cashless exercise resulting in an issuance, to the holders of the warrants, the number of shares with a value equal to the intrinsic value of the warrants at the time of expiry.

In June 2013, the Company issued Series A Warrants to certain investors to purchase 171,118 shares of Series A Convertible Preferred Stock at an exercise price of $1.00 per share (17,111,567 shares at $0.01 exercise price prior to the reverse split detailed in Note 2) in conjunction with the Series E offering discussed in Note 12. Upon issuance, the Company recorded a liability of $6.7 million on the Balance Sheet. During the year ended December 31, 2013, all Series A Warrants were exercised.

In connection with the closing of the loan and security agreements discussed in Note 8, the Company issued warrants to Comerica and TriplePoint to purchase up to an aggregate of 352,941 shares of Series E with an exercise price of $1.28. The TriplePoint warrants will become exercisable for up to an additional 313,726 shares of Series E, based on borrowings under the second and third tranches. Upon issuance, the Company recorded liabilities on the Balance Sheet of approximately $28,000 and $55,000 for the warrants issued to Comerica and TriplePoint, respectively. The initial fair value of the warrant issued to Comerica of approximately $28,000 was deemed a discount on the debt issued by Comerica and is being accreted to interest expense over the term of the Comerica Loan. The initial fair value of the warrants issued to TriplePoint of approximately $55,000 is included in the $153,000 of debt issuance costs which were capitalized in Other assets on the Balance Sheet and will be amortized to Interest expense.

See Note 10 for the assumptions used to determine the fair value of the remaining Convertible preferred stock warrant liability as of December 31, 2013 and December 31, 2012, respectively and a summary of the changes in the Convertible preferred stock warrant liability for the preceding two years.

15.	NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss applicable to common stockholders by the weighted-average shares outstanding during the period, without consideration for common stock equivalents. The weighted-average common shares outstanding excludes unvested restricted stock which although such shares are legally issued and outstanding, are not required to share in losses of the Company and are therefore excluded from the net loss per share calculation. Diluted net loss per share is calculated by adjusting the weighted-average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method. For purposes of the diluted net loss per share calculation, Convertible Preferred

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

Stock, stock options and warrants are considered to be common stock equivalents but are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share applicable to common stockholders were the same for all periods presented.

	For the Year Ended December 31,
	2013		2012
	Common A	Common B	Common A
Net loss applicable to common shareholders (thousands)	$(29,538)	$(41)	$(23,246)
Deemed dividend (thousands) (1)	40	—	—

Net loss applicable to common shareholders for computing loss per share (thousands)	$(29,498)	$(41)	$(23,246)

Basic and diluted weighted average common shares outstanding	5,733,836	7,956	3,639,094

Basic and diluted loss per share	$(5.14)	$(5.14)	$(6.39)

(1)	In connection with a modification to the Company’s certificate of incorporation in June 2013 requiring certain Convertible Preferred Stock holders to participate in additional financing rounds or be subject to their shares converting on a 10:1 basis to Common Stock, it was determined that such modification resulted in a deemed dividend of approximately $184,000 to Common Stock holders based on the fair value of Common Stock before and after the modification. In connection with the additional Series E shares given to the initial series E investors for no consideration upon the closing of the second Series E financing in November 2013, it was determined that such issuance resulted in a deemed dividend to holders of Series E from the holders of common stock of approximately $144,000.

As the Company incurred a loss for the years ended December 31, 2013 and December 31, 2012, all unvested restricted stock awards were excluded from the calculation of basic net loss per share and all potential Common A shares issuable for Convertible Preferred Stock, stock options and warrants were excluded from the calculation of diluted net loss per share, as the effect of including them would have been anti-dilutive. Had the Company not incurred a loss, the dilutive effect of the unvested restricted stock awards on basic weighted average common shares outstanding and the dilutive effect of potential Common A shares issuable for Convertible Preferred Stock, stock options and warrants on the weighted-average number of Common A shares outstanding would have been as follows:

	For the Year Ended December 31,
	2013		2012
	Common A	Common B	Common A
Basic weighted average shares outstanding	5,733,836	7,956	3,639,094
Dilutive effect of unvested restricted stock	179,879	—	198,497

Basic weighted average shares outstanding had the Company not incurred a loss	5,913,715	7,956	3,837,591
Dilutive effect of Convertible Preferred Stock	94,379,966	—	73,345,247
Dilutive effect of Convertible Preferred Stock Warrants	—	—	—
Dilutive effect of stock options	1,631,687	—	179,965

Diluted weighted average shares outstanding had the Company not incurred a loss	101,925,368	7,956	77,362,803

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS

In September 2009, the Company entered into a worldwide, royalty-bearing license agreement (the “License Agreement”) with Gen-Probe whereby the Company obtained the rights to Gen-Probe’s proprietary technology for assays and instruments for use in certain defined industrial testing applications. Industrial testing applications include food manufacturing, biopharmaceutical manufacturing, water testing, environmental, veterinary, infection control and bioterrorism, provided that with respect to infection control applications the Company’s exclusive rights are limited to use on a specific low volume diagnostic instrument. In addition, Gen-Probe obtained an exclusive license to technology and intellectual property developed by the Company, for use outside the field of industrial applications, as defined.

Under the license agreement with Gen-Probe, the Company is obligated to pay royalties to Gen-Probe based on the net sales of products that incorporate the licensed Gen-Probe technology. The royalties shall be paid on a country-by-country basis until the later of (a) the expiration, revocation or rejection of the last of the patents covering the technology that the Company uses in its products in that country, or (b) 10 years after the first sale of products in such country.

In May 2011, the Company entered into an agreement with Gen-Probe to supply Roka with Atlas instruments developed by Gen-Probe. The term of the agreement is 7 years, after which the agreement shall renew automatically for successive 2-year periods, unless either party provides at least twelve months termination notice. Under the supply agreement, the Company can defer payment to Gen-Probe for up to one-half of the invoice amount for each Atlas instrument for up to 54 months after delivery.

In the years ended December 31, 2013 and 2012, the Company incurred royalty expenses and purchased Atlas instruments, supplies and services from Gen-Probe for an aggregate amount of $3.8 million and $12.6 million, respectively.

As of December 31, 2013 and December 31, 2012, amounts due to Gen-Probe were $4.8 million.

During a portion of 2013, Gen-Probe was entitled to one board seat and was considered a principal owner of the Company with beneficial ownership exceeding 10%. As a result of certain equity transactions described elsewhere in these financial statements, at December 31, 2013, Gen-Probe no longer had a representative on the Company’s board of directors and their ownership decreased to approximately 3% of the Company’s outstanding Common Stock and they are no longer considered a related party.

17.	SEGMENT INFORMATION

The Company operates in one reportable segment. During the year ended December 31, 2013, the Company had two customers which each generated more than 10% of the Company’s revenues. One of these customers accounted for $0.7 million of revenue and the other accounted for $0.6 million of revenue.

18.	SUBSEQUENT EVENTS

The Company has completed an evaluation of all subsequent events through March 27, 2014 and the Company has concluded that no subsequent event has occurred that requires disclosure.

ROKA BIOSCIENCE, INC.

BALANCE SHEETS

(unaudited)

(amounts in thousands except share and per share data)

	March 31,	Unaudited Pro Forma March 31,	December 31,
	2014	2014	2013
ASSETS
Current Assets:
Cash and cash equivalents	$32,699	$32,699	$32,728
Trade accounts receivable, net of $0 allowance for doubtful accounts	515	$515	277
Inventories	4,180	$4,180	3,879
Deferred tax assets	—	$—	3,135
Prepaid expenses and other current assets	3,031	$3,031	2,437

Total current assets	40,425	40,425	42,456
Property and equipment, net	13,860	$13,860	14,510
Intangible assets, net	1,302	$1,302	1,344
Goodwill	360	$360	360
Other assets	333	$333	444

Total assets	$56,280	$56,280	$59,114

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$993	$993	$1,226
Short-term deferred payments	433	$433	339
Notes payable	9,725	$9,725	4,919
Accrued expenses	2,101	$2,101	2,381

Total current liabilities	13,252	13,252	8,865

Deferred payments	3,212	$3,212	3,205
Convertible preferred stock warrant liability	1,183	—	212
Deferred tax liabilities	40	40	40
Other long-term liabilities	343	343	339

Total liabilities	18,030	16,847	12,661
Commitments and Contingencies (See Note 9)
Series B convertible preferred stock, $0.001 par value: 39,680,000 shares authorized; 37,200,000 shares issued and outstanding at March 31, 2014 and December 31, 2013 respectively. (Liquidation Value: $37,200); zero shares authorized, issued and outstanding on a pro forma basis	33,450	—	33,450
Series C convertible preferred stock, $0.001 par value: 12,090,672 shares authorized, issued and outstanding at March 31, 2014 and December 31, 2013, respectively, (Liquidation Value: $16,020); zero shares authorized, issued and outstanding on a pro forma basis	15,836	—	15,836
Series D convertible preferred stock, $0.001 par value: 32,511,979 shares authorized, issued and outstanding at March 31, 2014 and December 31, 2013, respectively. (Liquidation Value $47,500); zero shares authorized, issued and outstanding on a pro forma basis	43,272	—	43,272
Series E convertible preferred stock, $0.001 par value: 33,601,367 shares authorized, 32,934,700 shares issued and outstanding at March 31, 2014 and December, 31, 2013, respectively. (Liquidation Value $41,992); zero shares authorized, issued and outstanding on a pro forma basis	35,142	—	35,239
Stockholders’ Deficit:
Common stock, $0.001 par value:
141,963,421 shares of Series A common stock authorized; 13,048,824 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively; 292,414 shares of Series B common stock authorized; 34,569 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively; shares authorized, 128,943,435 shares issued and outstanding on a pro forma basis	8	124	8
Additional paid-in capital	19,683	148,450	19,422
Accumulated deficit	(109,141)	(109,141)	(100,774)

Total stockholders’ deficit	(89,450)	39,433	(81,344)

Total liabilities and stockholders’ deficit	$56,280	$56,280	$59,114

The accompanying notes are an integral part of these financial statements

ROKA BIOSCIENCE, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

(amounts in thousands except share and per share data)

	Three Months Ended March 31,
	2014	2013
Revenue	$828	266

Operating expenses:
Cost of revenue	1,265	1,873
Research and development	1,842	1,752
Selling, general and administrative	5,048	4,258
Amortization of intangible assets	42	42

Total operating expenses	8,197	7,925

Loss from operations	(7,369)	(7,659)
Other income (expense):
Change in fair value of financial instruments	(603)	18
Interest income (expense), net	(389)	(74)

Loss before income taxes	(8,361)	(7,715)

Income tax provision (benefit)	6	—

Net loss and comprehensive loss	$(8,367)	$(7,715)

Net Loss per Common Share:
Basic and diluted	$(1.20)	$(1.66)

Weighted average common shares outstanding used in computing net loss per common share:
Basic and diluted	6,996,023	4,648,792

Unaudited Pro Forma Net Loss per common share:
Basic and diluted	$(0.07)

Unaudited Pro Forma weighted average common shares outstanding used in computing net loss per common share:
Basic and diluted	122,855,037

The accompanying notes are an integral part of these financial statements

ROKA BIOSCIENCE, INC.

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(unaudited)

(amounts in thousands except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2012	84,927,615	$100,537	7,545,090	$8	$1,460	$(71,196)	$(69,728)
Issuance of Series E convertible preferred stock for cash at $1.275 per share	32,934,700	35,094	—	—	—	—	—
Conversion of convertible preferred stock into Common Stock	(3,296,082)	(17,206)	592,780	—	17,206	—	17,206
Issuance of restricted shares to employees	—	—	4,850,000	—	—	—	—
Exercise of options for Common Stock	—	—	95,523	—	20	—	20
Exercise of warrants for Series A Preferred Stock	171,118	9,412	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	696	—	696
Deemed dividends	—	(40)	—	—	40	—	40
Net loss	—	—	—	—	—	(29,578)	(29,578)

Balance at December 31, 2013	114,737,351	$127,797	13,083,393	$8	$19,422	$(100,774)	$(81,344)

Series E issuance costs	—	(98)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	261	—	261
Net loss	—	—	—	—	—	(8,367)	(8,367)

Balance at March 31, 2014	114,737,351	$127,699	13,083,393	$8	$19,683	$(109,141)	$(89,450)

The accompanying notes are an integral part of these financial statements

ROKA BIOSCIENCE, INC.

STATEMENTS OF CASH FLOWS

(unaudited)

(amounts in thousands)

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities
Net loss	$(8,367)	$(7,715)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	661	579
Change in fair value of financial instruments	836	(18)
Loss on disposal of property and equipment	98	—
Provisions for inventory	69	904
Share-based compensation expense	261	180
Non-cash interest expense	268	80
Changes in operating assets and liabilities:
Accounts receivable	(298)	(62)
Inventories	(369)	(1,139)
Prepaid expenses and other assets	174	56
Accounts payable and accrued expenses	(655)	(232)
Deferred taxes	3,135	—
Other liabilities	6	7

Net cash used in operating activities	(4,181)	(7,360)

Cash flows from investing activities
Purchases of property and equipment, net of sales	12	(1,472)

Net cash provided by (used in) investing activities	12	(1,472)

Cash flows from financing activities
Issuance costs of convertible preferred stock and warrants	(15)	—
Net proceeds from issuance of debt and warrants	5,000	—
Issuance costs related to planned issuance of common stock	(845)	—

Net cash provided by financing activities	4,140	—

Net change in cash and cash equivalents	(29)	(8,832)
Cash and cash equivalents, beginning of period	32,728	17,314

Cash and cash equivalents, end of period	$32,699	$8,483

The accompanying notes are an integral part of these financial statements

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

1.	BUSINESS OVERVIEW

Business

Roka Bioscience, Inc. (“Roka” or “the Company”) is focused on the development and commercialization of molecular assay technologies for the detection of foodborne pathogens. The Company was established in September 2009 through a spin-off of industrial testing assets and technology from Gen-Probe Incorporated, which was subsequently acquired by Hologic, Inc. (herein referred to as “Gen-Probe”).

The Company has limited capital resources and has experienced negative cash flows from operations and has incurred net losses since inception. The Company expects to continue to experience negative cash flows from operations and incur net losses in the near term as it devotes substantially all of its efforts on commercial product launch and continued product development. The Company’s business is subject to significant risks and its ability to successfully develop, manufacture and commercialize proprietary products is dependent upon many factors including, but not limited to, risks and uncertainties associated with the supply of molecular diagnostic instruments (“Atlas instruments”) and materials, product development, manufacturing scale-up, attracting and retaining key personnel, customer acceptance as well as competition. The Company will seek to raise additional capital through the sale of equity and/or debt securities. There is no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding preferred and common stock. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to stockholders. In addition, the Company’s debt agreements contain material adverse change clauses which allows the lenders to call the debt based on subjective factors regarding the Company’s business and performance which may be considered a material adverse change. Based on the conditions noted herein, there is substantial doubt that the Company will be able to continue as a going concern, as an inability to improve liquidity and cash resources could cause it to experience material adverse business consequences, including an inability to continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements of Roka Bioscience, Inc. have been prepared by the Company in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these condensed notes to the unaudited financial statements should be read in conjunction with the 2013 audited financial statements and notes thereto prepared in accordance with U.S. GAAP. The unaudited financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company’s audited financial statements for the year ended December 31, 2013. The condensed Balance Sheet as of December 31, 2013 was derived from the Company’s audited financial statements, but does not include all disclosures required by accounting principals generally accepted in the United States. There have been no changes to the Company’s significant accounting policies since December 31, 2013. The unaudited financial statements reflect all normal and recurring adjustments necessary for a fair statement of the Company’s financial position and results of operations for the interim periods presented. Interim results are not necessarily indicative of the results to be expected for the full year.

Previously, the Company calculated the fair value of its convertible preferred stock warrants outstanding using a time period based upon an estimated liquidation date. During the three months ended March 31, 2014, it was determined that as these warrants will not automatically be exercised or does not automatically expire upon a liquidation event such as an initial public offering, the life used to value these warrants should reflect the

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

expiration date of each warrant. During the three months ended March 31, 2014, the Company recognized the following prior period expenses: approximately $435,000 related to the change in fair value of warrants, approximately $26,000 of interest expense and approximately $77,000 of other expenses as a result of the change in calculation of the fair value of warrants. Additionally, this change in valuation resulted in a reduction of notes payable of approximately $77,000, deemed to be an additional debt discount and which will be accreted to notes payable over the life of the loan with a corresponding charge to interest expense and furthermore, the change in valuation resulted in an increase in our deferred financing costs of $77,000 which was expensed in the three months ended March 31, 2014. Management does not believe this adjustment is material to the current or prior periods.

Unaudited Pro Forma Information

In 2013, the Company’s Board of Directors (the “Board”) authorized management of the Company to pursue the filing of a registration statement with the Securities and Exchange Commission (“SEC”) for the Company to sell shares of its common stock to the public. Immediately prior to the consummation of this offering, all outstanding shares of Series B Convertible Preferred Stock (“Series B”), Series C Convertible Preferred Stock (“Series C”), Series D Convertible Preferred Stock (“Series D”) and Series E Convertible Preferred Stock (“Series E”), collectively referred to as Convertible Preferred Stock, will automatically convert into common stock and warrants exercisable for Convertible Preferred Stock will convert into warrants exercisable for common stock. The unaudited pro forma net loss per share applicable to common stockholders for the three months ended March 31, 2014 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding Convertible Preferred Stock into shares of common stock, as if such conversion had occurred at the beginning of the respective period, or the date of issuance, if later.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. There have been no new accounting pronouncements during 2014 which have or are expected to have an impact on the Company’s financial statements.

3.	CASH AND CASH EQUIVALENTS

The Company’s entire balance of cash and cash equivalents as of March 31, 2014 was held in demand accounts with two financial institutions, which potentially subject the Company to significant concentrations of credit risk.

4.	INVENTORIES

The following table provides details of the Company’s net inventories (amounts in thousands):

	As of March 31,	As of December 31,
	2014	2013
Raw materials	$1,869	$1,846
Work in process	62	—
Finished goods	2,249	2,033

	$4,180	$3,879

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

5.	PROPERTY AND EQUIPMENT

The following table provides details of the Company’s property and equipment (amounts in thousands):

	As of March 31,	As of December 31,
	2014	2013
Atlas instruments	$10,210	$10,330
Manufacturing equipment	2,801	2,801
Laboratory equipment	2,968	2,923
Computer and office equipment	1,411	1,388
Leasehold improvements	1,272	1,272
Software	1,106	1,106

Total property and equipment	$19,768	$19,820
Less: Accumulated depreciation	(5,908)	(5,310)

Total	$13,860	$14,510

Atlas instruments include instruments intended for placement with customers and instruments placed with customers under lease agreements. The cost of equipment on lease or held for lease, net of accumulated depreciation of $0.7 million and $0.5 million, was $9.6 million and $9.8 million, as of March 31, 2014 and December 31, 2013, respectively.

Expenses for depreciation of property and equipment were incurred as follows (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Depreciation expense	$619	$537

6.	ACCRUED EXPENSES

The following table provides details of the Company’s accrued expenses (amounts in thousands):

	As of March 31,	As of December 31,
	2014	2013
Employee related	$784	$888
Professional services	977	1,328
Other	340	165

Total accrued expenses	$2,101	$2,381

Included within Professional services and Other is approximately $315,000 and $526,000 for issuance costs related to the planned issuance of common stock as of March 31, 2014 and December 31, 2013, respectively.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

7.	DEFERRED PAYMENTS

In May 2011, the Company entered into a supply agreement with Gen-Probe, a former related party, to purchase Atlas instruments. Pursuant to the terms of the agreement, the Company can defer up to one half of the purchase price for up to 54 months from the date of delivery. The deferred amounts do not bear interest, and the Company has determined that ASC 835-30 Imputation of interest (“ASC-835”) applies. Accordingly, the Company recorded the imputed interest component as a reduction of the deferred payment and as a reduction of the asset cost. The supply agreement provides for variable repayment terms based on a percentage of net sales as defined in the agreement, and the Company has estimated its net sales in determining amounts due for the 54 month term. The following table summarizes the amounts deferred under this agreement (amounts in thousands):

	As of March 31,	As of December 31,
	2014	2013
Current
Deferred payments, gross	$844	$759
Imputed interest	(411)	(420)

Deferred payments, net	$433	$339

Long-term
Deferred payments, gross	$3,961	$4,053
Imputed interest	(749)	(848)

Deferred payments, net	$3,212	$3,205

The Company estimated the interest rate implicit in the extended payment terms by considering the rate at which it could obtain financing of a similar nature from other sources at the date of the transaction, as well as prevailing rates for similar debt instruments of issuers with similar credit ratings, the estimated effective interest rate used, ranges from 9.9% to 11.2%.

In the three months ended March 31, 2014 and 2013 the Company recorded approximately $113,000 and $80,000, respectively, as non-cash interest expense related to the deferred payments from the related party supply agreement with Gen-Probe.

8.	NOTES PAYABLE

In November 2013, the Company entered into two loan and security agreements, under which the Company may borrow up to an aggregate of $15.0 million in three separate $5.0 million tranches upon meeting certain provisions. The first tranche is subject to the terms and conditions of the loan and security agreement entered into with Comerica Bank (“Comerica”) and the second and third tranches are subject to the terms and conditions of the loan and security agreement entered into with TriplePoint Capital LLC (“TriplePoint”).

The loan and security agreement with Comerica (the “Comerica Loan”), provides for borrowing of up to $5.0 million and accrues interest at Comerica’s Prime Referenced Rate (as defined in the loan agreement with Comerica), subject to a floor of the daily adjusting LIBOR rate plus 2.5%, plus 3.15%. As of March 31, 2014, the rate was 6.4%. The loan is interest only until June 1, 2015 and matures in 42 months. After the 18-month interest-only period, the Company will make 23 consecutive monthly payments which will consist of accrued interest and equal principal payments in accordance with a 30-month amortization schedule. On the 24th month following the interest only period, the Company will make a lump sum payment for the remaining outstanding principal and interest due.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

The loan and security agreement with TriplePoint (the “TriplePoint Loan”), provides for borrowings up to $10.0 million. The Company may borrow up to $5.0 million in the second tranche, consisting of one or more term loan advances, before March 31, 2014 and if the Company has generated at least $10.0 million in revenue between November 21, 2013 and September 30, 2014, it would be eligible to borrow up to an additional $5.0 million in the third tranche, consisting of one or more term loan advances, until December 31, 2014. Borrowings under the TriplePoint Loan will accrue interest at the Prime Rate plus 5.75%, but not less than 9.0%. Each tranche under the TriplePoint Loan is repayable over 36 months from the borrowing date with an interest-only period of nine months for the second tranche and six months for the third tranche (or 12 months for each tranche upon election by the Company to extend the interest only period), and equal monthly installments of principal and interest over the remaining term of the loan after the interest only period. If the Company extends the interest only period, the TriplePoint Loan will accrue interest at the Prime Rate plus 6.25%, but not less than 9.5%.

The loan agreements do not contain any financial covenants. However, the agreements contain various covenants that limit the Company’s ability to engage in specified types of transactions, including limiting the Company’s ability to; sell, transfer, lease or dispose of certain assets; engage in certain mergers and consolidations; incur debt or encumber or permit liens on certain assets, make certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, the Company’s Common Stock; and enter into certain transactions with affiliates. Additionally, the Company has pledged substantially all of its assets except intellectual property as collateral for the loans.

Upon the closing of the loan and security agreements, the Company borrowed $5.0 million from Comerica. In connection with the closing of the loan and security agreements, the Company issued warrants to Comerica and TriplePoint to purchase up to an aggregate of 352,941 shares of Series E with an exercise price of $1.28.

In connection with the Comerica Loan, the Company recorded the liability for the note as $4.9 million, net of expenses paid to Comerica and the value of the warrant issued to Comerica. The difference between the liability recorded and the face value of the note will be accreted to Notes payable over the term of the loan with a corresponding charge to interest expense. Additionally, the Company incurred debt issuance costs of approximately $76,000 which were capitalized within Other assets on the Balance Sheet and will be amortized to Interest expense over the life of the loan using the interest method.

In connection with the TriplePoint Loan, the Company incurred approximately $153,000 of debt issuance costs which were capitalized with Other assets on the Balance Sheet and will be amortized to Interest expense over the term the funds are available to Roka to be borrowed.

In March 2014, the Company borrowed $5.0 million from TriplePoint under the second tranche and elected to repay the loan based upon the extended interest-only period noted above, therefore, such borrowings will accrue interest at a rate of 9.5%. In connection with the borrowings under the second tranche, the TriplePoint warrants became exercisable for an additional 156,863 shares. Further, the Company recorded the liability for the note as $5.0 million less the value of the associated warrant of approximately $135,000. The difference between the liability recorded and the face value of the note will be accreted to Notes payable over the term of the loan with a corresponding charge to interest expense. In the event of additional borrowings under the third tranche, the TriplePoint warrants will become exercisable for up to an additional 156,863 shares of Series E.

As of March 31, 2014, the Company has classified the outstanding debt as a current liability due to a material adverse change clause within the loan agreements which allow Comerica and TriplePoint to call the debt based on subjective factors regarding the Company’s business and performance.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

9.	COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has not entered into any new operating leases or amended any operating leases during the three months ended March 31, 2014.

Contractual obligations

During the three months ended March 31, 2014, there have been no significant changes to the Company’s contractual obligations as disclosed in the Company’s most recent audited financial statements. As of March 31, 2014, the Company was not obligated to purchase any Atlas instruments from Gen-Probe.

Legal Matters

The Company may periodically become subject to legal proceedings and claims arising in connection with its business. The Company is not currently involved in any legal proceedings nor are there any claims against the Company pending.

The Company sells its products in various jurisdictions and is subject to federal, state and local taxes including, where applicable, sales and use tax. While the Company believes that it has properly paid or accrued for all such taxes based on its interpretation of applicable law, tax laws are complex and interpretations differ. Periodically, the Company may be audited by taxing authorities, and it is possible that additional assessments may be made in the future.

10.	FAIR VALUE MEASUREMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable, short-term deferred payments, deferred payments, notes payable, accrued expenses and Convertible Preferred Stock Warrants. The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable, short-term deferred payments and accrued expenses approximate their fair values because of the short-term nature of the instruments, or, in the case of the deferred payments and notes payable, because the interest rates the Company believes it could obtain for similar borrowings is similar to its existing interest rates. The following table summarizes the fair value information for the Company’s cash held in money market accounts and its Convertible Preferred Stock Warrants at March 31, 2014 and December 31, 2013 (amounts in thousands):

		Fair value measurements using:
	Carrying Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of March 31, 2014
Financial Assets:
Money market deposit accounts	$26,552	$26,552	—	—
Financial Liabilities:
Convertible Preferred Stock Warrants	$1,183	—	—	$1,183
As of December 31, 2013
Financial Assets:
Money market deposit accounts	$25,470	$25,470	—	—
Financial Liabilities:
Convertible Preferred Stock Warrants	$212	—	—	$212

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Some of the Company’s cash and cash equivalents are held in money market deposit accounts which are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or market prices for similar securities.

Per ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”) the Convertible Preferred Stock Warrants are classified within Level 3 of the fair value hierarchy as they are revalued to their fair value, using the Black-Scholes option-pricing model, at each reporting period end and any change in fair value is reflected in the Statement of Operations and Comprehensive Loss. There have been no transfers between levels during the reporting period.

Using the Black-Scholes option-pricing model for warrants outstanding at March 31, 2014 and December 31, 2013, the Company applied the following assumptions:

	As of March 31,	As of December 31,
	2014	2013
Expected life in years	2.5-9.7	0.5
Interest rate	0.07%-2.73%	0.10%
Volatility	60%	60%
Dividend yield	—	—

Reasonable changes in the assumptions used to value the warrant would not have a material impact on the liability balance at the end of any reporting period presented.

The table below provides a summary of the changes in the Convertible preferred stock warrant liability during the three months ended March 31, 2014 and the three months ended March 31, 2013 (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Balance at beginning of period	$212	$100
Increase in Series E warrant shares	135	—
Change in fair value of warrants (1)	836	(18)

Balance at end of period	$1,183	$82

(1)	Includes $666,000 of prior period fair value adjustments as discussed in Note 2 above.

11.	CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

The Company has multiple classes of preferred stock for which shares are authorized, issued and outstanding. There were no issuances of Convertible Preferred Stock in the three months ended March 31, 2014 or 2013. During the three months ended March 31, 2013, the Company had shares of Series A Convertible Preferred Stock outstanding which were subsequently converted into Common Stock in the fourth quarter of 2013. No such shares of Series A Convertible Preferred Stock were authorized, issued or outstanding as of and for the three months ended March 31, 2014. The dividend rights, voting rights, liquidation rights, conversion rights and registration rights of the classes of preferred stock for which shares are authorized are indicated below.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Dividend rights

Holders of issued and outstanding shares of Series B, Series C, Series D and Series E are entitled to annual cash dividends of 8% based on the original issuance price when and if declared by the Company’s Board of Directors. The original issuance price, adjusted in the event of a stock split, stock dividends, recapitalizations or the like as defined, is $1.00 for Series B, $1.325 for Series C, $1.461 for Series D and $1.275 for Series E. No dividend can be declared or paid for other stock classes until the preferred dividend for Series B, Series C, Series D and Series E has been paid.

Dividends payable to holders of Series B, Series C, Series D and Series E are not cumulative, and no right will accrue to holders of such Convertible Preferred Stock if dividends are not declared.

No dividends can be declared or paid on Common Stock unless all dividends, accrued or declared, on the Convertible Preferred Stock have been paid in full.

Voting rights

Each holder of Convertible Preferred Stock, is entitled to vote with Class A common (“Common A”) stockholders on an “as if” converted basis.

The Board of Directors consists of up to nine members.

Holders of Series B, voting as a single class, are entitled to elect four directors. Holders of Series D, voting as a single class, are entitled to elect one director. Holders of all voting stock classes are entitled to elect four directors.

Holders of Class B common (“Common B”) do not have voting rights.

Liquidation rights

In the event of a liquidation or dissolution of the Company, the holders of Series E, in preference to and priority to all other stockholders, are entitled to be paid, out of the assets of the Company, the original issuance price plus any declared but unpaid dividends. After payment to holders of Series E, in preference to and priority to all other stockholders (except Series E stockholders), the holders of Series D are entitled to be paid, out of the assets of the Company, the original issuance price plus any declared but unpaid dividends. After payment to holders of Series E and Series D, and from any remaining assets legally available, holders of Series B and Series C will be paid the original issuance price plus any declared but unpaid dividends.

A liquidation event will be deemed to have occurred under certain situations if the Company experiences a change in control, merges with another company or sells substantially all of its assets. As the holders of the Company’s Convertible Preferred Stock collectively control the Board, such contingent liquidation events cause the Convertible Preferred Stock to be classified as mezzanine equity.

Conversion rights

Each share of Convertible Preferred Stock is convertible at the option of the holder, without payment of additional consideration. Under certain defined situations, including the closing of an initial public offering, approved by the holders of Series B, Series C, Series D and Series E voting together as a single class on an as-converted to Common Stock basis, Convertible Preferred Stock will automatically convert to Common Stock.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Typically, each share of Convertible Preferred Stock will convert into one share of Common Stock. Shares of Series D will convert into approximately 1.03 shares of Common Stock per share of Series D as a result of exercising their anti-dilution rights provision in conjunction with the Series E share issuance in November 2013.

Registration rights

Beginning 180 days after the completion of this offering, the holders of at least 51% of the Company’s registrable securities are entitled to demand registration rights. Under the terms of our amended and restated investor rights agreement, upon the written request of such holders to sell registrable securities with an anticipated net aggregate offering price of at least $30 million, the Company will be required to use its best efforts to file a registration statement covering the offering and sale of such securities and use best efforts to effect the registration of all or a portion of these securities for public resale. The Company is required to effect only three (3) registrations pursuant to this provision of the amended and restated investor rights agreement. In the event the Company registers securities in connection with an underwritten offering, the underwriters will have the right to limit the number of shares included in such offering.

12.	STOCK-BASED COMPENSATION

Under the Roka Bioscience, Inc. 2009 Equity Incentive Plan (“2009 Plan”), as amended on June 13, 2013, incentive and non-qualified stock options and restricted stock may be granted for up to a maximum of 22,398,502 shares to employees, consultants and directors of the Company.

Stock options and shares of restricted stock granted under the 2009 Plan have a maximum contractual term of ten years from the date of grant and generally vest over four years. For stock options, the exercise price may not be less than the fair value of the stock on the grant date.

The Company recognized stock compensation expense as follows (amounts in thousands):

	For the Three Months Ended March 31,
	2014	2013
Stock options	$68	$60
Restricted stock	$193	$120

The Company granted 48,500 stock options and 42,000 stock options during the three months ended March 31, 2014 and 2013, respectively, valued at approximately $18,000 and $9,000, respectively.

The Company determines the fair value of stock option awards at the date of grant using a Black-Scholes valuation model. This model requires the Company to make assumptions and judgments on the expected volatility, dividend yield, the risk-free interest rate and the expected term of the stock options. The following ranges of assumptions were utilized for stock options granted:

	For the Three Months Ended March 31,
	2014	2013
Expected life in years	5.9-6.0	6.0
Interest rate	2.01%-2.04%	1.01%
Volatility	60%	70%
Dividend yield	—	—

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

The Company estimates the expected life of its employee stock options using the “simplified” method, whereby, the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The expected stock price volatility rates are based on average historical volatilities of the common stock of a group of public companies in similar industries. The Company has no history or expectations of paying dividends on its Common Stock and therefore uses a zero percent dividend yield in the Black-Scholes option pricing model.

13.	WARRANTS FOR CONVERTIBLE PREFERRED STOCK

The Company has Series B Warrants outstanding which allow their holders to purchase 2,480,000 shares of Series B at an exercise price of $1.00 per share. The warrants expire in September 2016, whereupon any warrants that remain unexercised will be exercised automatically in whole in a cashless exercise resulting in an issuance, to the holders of the warrants, the number of shares with a value equal to the intrinsic value of the warrants at the time of expiry.

In connection with the closing of the loan and security agreements discussed in Note 8, the Company issued warrants to Comerica and TriplePoint to purchase up to an aggregate of 352,941 shares of Series E with an exercise price of $1.28. Upon issuance, the Company recorded liabilities on the Balance Sheet of approximately $28,000 and $55,000 for the warrants issued to Comerica and TriplePoint, respectively. The initial fair value of the warrant issued to Comerica of approximately $28,000 was deemed a discount on the debt issued by Comerica and is being accreted to interest expense over the term of the Comerica Loan. The initial fair value of the warrants issued to TriplePoint of approximately $55,000 is included in the $153,000 of debt issuance costs which were capitalized in Other assets on the Balance Sheet and will be amortized to Interest expense. In connection with the borrowings made under the second tranche in March 2014, one of the TriplePoint warrants became exercisable for an additional 156,863 shares of Series E. The second TriplePoint warrant will become exercisable for up to an additional 156,863 shares of Series E, based on borrowings under the third tranche. The initial fair value of approximately $135,000 for the warrants issued to TriplePoint in connection with the borrowings under the second tranche was deemed a discount on the debt issued by TriplePoint and is being accreted to interest expense over the term of the second tranche.

See Note 10 for the assumptions used to determine the fair value of the Convertible preferred stock warrant liability as of March 31, 2014 and December 31, 2013, respectively and a summary of the changes in the Convertible preferred stock warrant liability for the three months ended March 31, 2014 and 2013.

14.	NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss applicable to common stockholders by the weighted-average shares outstanding during the period, without consideration for common stock equivalents. The weighted-average common shares outstanding excludes unvested restricted stock which although such shares are legally issued and outstanding, are not required to share in losses of the Company and are therefore excluded from the net loss per share calculation. Diluted net loss per share is calculated by adjusting the weighted-average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock method. For purposes of the diluted net loss per share calculation, Convertible Preferred Stock, stock options and warrants are considered to be common stock equivalents but are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share applicable to common stockholders were the same for all periods presented.

ROKA BIOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

	For the Three Months Ended March 31,
	2014		2013
	Common A	Common B	Common A
Net loss applicable to common shareholders (thousands)	$(8,325)	$(41)	$(7,715)

Basic and diluted weighted average common shares outstanding	6,961,454	34,569	4,648,792

Basic and diluted loss per share	$(1.20)	$(1.20)	$(1.66)

As the Company incurred a loss for the three months ended March 31, 2014 and 2013, all unvested restricted stock awards were excluded from the calculation of basic net loss per share and all potential Common A shares issuable for Convertible Preferred Stock, stock options and warrants were excluded from the calculation of diluted net loss per share, as the effect of including them would have been anti-dilutive. Had the Company not incurred a loss, the dilutive effect of the unvested restricted stock awards on basic weighted average common shares outstanding and the dilutive effect of potential Common A shares issuable for Convertible Preferred Stock, stock options and warrants on the weighted-average number of Common A shares outstanding would have been as follows:

	For the Three Months Ended March 31,
	2014		2013
	Common A	Common B	Common A
Basic weighted average shares outstanding	6,961,454	34,569	4,648,792
Dilutive effect of unvested restricted stock	2,354,361	—	26,527

Basic weighted average shares outstanding had the Company not incurred a loss	9,315,815	34,569	4,675,319
Dilutive effect of Convertible Preferred Stock	115,859,014	—	84,927,615
Dilutive effect of stock options	4,081,981	—	—

Diluted weighted average shares outstanding had the Company not incurred a loss	129,256,810	34,569	89,602,934

17.	SEGMENT INFORMATION

The Company operates in one reportable segment. During the three months ended March 31, 2014, the Company had four customers which each generated more than 10% of the Company’s revenues. These customers accounted for revenues of approximately $215,000, $177,000, $175,000 and $115,000.

18.	SUBSEQUENT EVENTS

The Company has completed an evaluation of all subsequent events through May 21, 2014 and the Company has concluded that no subsequent event has occurred that requires disclosure.

Through and including                 , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Leerink Partners

Cowen and Company

Wedbush PacGrow Life Sciences

                    , 2014

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the listing fee for the NASDAQ Global Market.

Item	Amount
SEC registration fee		$9,660
FINRA filing fee		*
The NASDAQ Global Market listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws to be in effect at the completion of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to us or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or (iv) any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

Our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors and executive officers to the maximum extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

We also maintain directors and officers liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2011, we have made sales of the following unregistered securities:

Original Issuances of Stock and Warrants

Series C Preferred Stock

Pursuant to the terms of the Series C Preferred Stock Purchase Agreement, on April 29, 2011, we sold an aggregate of 15,094,340 shares of our Series C preferred stock at a purchase price of $1.33 per share to five accredited investors for aggregate consideration of approximately $20.0 million. In connection with the Series E preferred stock financing in June 2013, we issued 300,367 shares of our common stock to one accredited investor upon the conversion of 3,003,668 shares of Series C preferred stock.

Series D Preferred Stock

Pursuant to the terms of the Series D Preferred Stock Purchase Agreement, on December 19, 2011, we sold an aggregate of 18,822,726 shares of our Series D preferred stock at a purchase price of $1.46 per share to five accredited investors for aggregate consideration of approximately $27.5 million. Pursuant to the terms of the Series D Preferred Stock Purchase Agreement, on November 2, 2012, we sold an aggregate of 13,689,253 shares of our Series D preferred stock at a purchase price of $1.46 per share to five accredited investors for aggregate consideration of approximately $20.0 million. Pursuant to the anti-dilution adjustment provisions applicable to the Series D preferred stock, on November 20, 2013, in connection with the Series E preferred stock issuance, the conversion ratio to common was increased from 1:1 to 1:1.03. Accordingly, the 32,511,979 shares of our Series D preferred stock outstanding are convertible into 33,634,669 shares of our common stock.

Series E Preferred Stock and Warrants and Related Common Stock Issuances

Pursuant to the terms of the Series E Preferred Stock and Warrant Purchase Agreement, on June 13, 2013, we sold an aggregate of 17,111,567 shares of our Series E preferred stock and warrants to purchase an aggregate of 17,111,567 shares of our Series A preferred stock to five accredited investors for aggregate consideration of approximately $25.0 million. The investors paid a purchase price of $1.46 for each share of Series E preferred stock and warrant to purchase one share of Series A preferred stock. On November 20, 2013, we amended the Series E Preferred Stock and Warrant Purchase Agreement to adjust the purchase price to $1.28 per share and issued an additional 2,492,422 shares of our Series E preferred stock to five investors.

On November 20, 2013, we sold an aggregate of 13,330,711 shares of our Series E preferred stock at a purchase price of $1.28 per share to five accredited investors for aggregate consideration of approximately $17.0 million.

In September 2013, we sold an aggregate of 17,111,567 shares of our Series A preferred stock to five accredited investors for an aggregate cash consideration of $171,116 upon exercise of the warrants. We issued 2,053,388 shares of Series A-1 preferred stock to five accredited investors upon the conversion of the Series A preferred stock to Series A-1 preferred stock. On October 1, 2013 we implemented a 1-for-100 reverse split of our Series A preferred stock and Series A-1 preferred stock, following which an aggregate of 292,414 shares of Series A and Series A-1 preferred stock were outstanding. In October 2013, we issued 292,414 shares of common stock to five accredited investors upon the conversion of the Series A and Series A-1 preferred stock to common stock.

Warrant Issuances

On November 21, 2013, we issued warrants to purchase up to an aggregate of 352,941 shares of Series E preferred stock to two accredited investors in connection with entering into loan and security agreements with such accredited investors. On March 31, 2014, the TriplePoint warrants became exercisable for an additional 156,863 shares of our Series E preferred stock upon our borrowing of an additional $5.0 million under the second tranche of our loan agreements. Additionally, the TriplePoint warrants will become exercisable for up to an additional 156,863 shares of our Series E preferred stock based on our borrowings under the third tranche.

Stock Options and Common Stock Issuances

Since January 1, 2011, we have granted stock options to purchase an aggregate of 5,990,077 shares of our common stock with exercise prices ranging from $0.09 to $0.66 per share to our employees, consultants and directors pursuant to our 2009 Plan. Of these, options covering an aggregate of 1,166,293 shares were cancelled without being exercised.

Since January 1, 2011, we have granted restricted stock awards covering 7,811,897 shares of our common stock to our employees, consultants and directors pursuant to our 2009 Plan.

Since January 1, 2011, we sold an aggregate of 257,015 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $55,427 upon the exercise of stock options.

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described above under “—Original Issuances of Stock and Warrants” to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and issuances of common stock upon exercise of such options described above under “—Stock Options and Common Stock Issuances” to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(i) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(ii) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(iii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, or the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Warren, State of New Jersey, on the 21st day of May, 2014.

ROKA BIOSCIENCE, INC.

By:	/s/ Paul G. Thomas
Paul G. Thomas President and Chief Executive Officer

KNOW ALL BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Paul G. Thomas and Steven T. Sobieski, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul G. Thomas Paul G. Thomas	President, Chief Executive Officer and Director (Principal Executive Officer)	May 21, 2014

/s/ Steven T. Sobieski Steven T. Sobieski	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 21, 2014

/s/ M. James Barrett M. James Barrett, Ph.D.	Director	May 21, 2014

/s/ Josh Bilenker Josh Bilenker, M.D.	Director	May 21, 2014

/s/ Fred E. Cohen Fred E. Cohen, Ph.D., M.D.	Director	May 21, 2014

/s/ Michael P. Doyle Michael P. Doyle, Ph.D.	Director	May 21, 2014

/s/ David W. J. McGirr David W. J. McGirr	Director	May 21, 2014

/s/ Jonathan T. Silverstein Jonathan T. Silverstein, J.D.	Director	May 21, 2014

Exhibit No.	EXHIBIT INDEX
1.1*	Form of Underwriting Agreement.

3.1(1)	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Amendment to Amended and Restated Certificate of Incorporation.

3.3*	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering.

3.4(1)	Amended and Restated By-laws, as currently in effect.

3.5*	Form of Amended and Restated By-laws, to be effective upon completion of this offering.

4.1*	Specimen Certificate for Common Stock.

4.2(1)	Form of Series B Warrant.

4.3(1)	Stock Purchase Warrant, dated as of November 21, 2013, issued to Comerica Bank.

4.4(1)	Stock Purchase Warrant 0821-W-01, dated as of November 21, 2013, issued to TriplePoint Capital LLC.

4.5(1)	Stock Purchase Warrant 0821-W-02, dated as of November 21, 2013, issued to TriplePoint Capital LLC.

4.6(1)	Fourth Amended and Restated Investors’ Rights Agreement by and among the Registrant and the investors named therein, dated as of November 20, 2013.

5.1*	Opinion of Lowenstein Sandler LLP.

10.1(1)	Fourth Amended and Restated Voting Agreement by and among the Registrant and the stockholders named therein, dated as of November 20, 2013.

10.2(1)	Fourth Amended and Restated Right of First Refusal and Co-sale Agreement by and among the Registrant and the stockholders named therein, dated as of November 20, 2013.

10.3†(1)	2009 Equity Incentive Plan, the amendments thereto and the forms of agreements thereunder.

10.4*†	2014 Equity Incentive Plan and the forms of agreements thereunder.

10.5†(1)	Employment Agreement by and between the Registrant and Paul G. Thomas, dated as of September 10, 2009.

10.6†(1)	Employment Agreement by and between the Registrant and Steven T. Sobieski, dated as of September 10, 2009.

10.7†(1)	Employment Agreement by and between the Registrant and A.J. McCardell, dated as of July 1, 2012.

10.8†(1)	Employment Agreement by and between the Registrant and Walter M. Narajowski, dated as of July 1, 2012.

10.9†	Form of Indemnification Agreement.

10.10†(1)	Form of Confidentiality, Inventions, and Non-interference Agreement.

10.11(1)	Series C Preferred Stock Purchase Agreement by and among the Registrant and the purchasers named therein, dated as of April 29, 2011.

10.12(1)	Series D Preferred Stock Purchase Agreement by and among the Registrant and the purchasers named therein, dated as of December 19, 2011.

10.13(1)	Series E Preferred Stock and Warrant Purchase Agreement by and among the Registrant and the purchasers named therein, dated as of June 13, 2013.

Exhibit No.	EXHIBIT INDEX

10.14(1)	Series E Preferred Stock Purchase Agreement by and among the Registrant and the purchasers named therein, dated as of November 20, 2013.

10.15(1)	Loan and Security Agreement by and between the Registrant and Comerica Bank, dated as of November 21, 2013.

10.16(1)	Loan and Security Agreement by and between the Registrant and TriplePoint Capital LLC, dated as of November 21, 2013.

10.17(1)	Sublease Agreement by and between the Registrant and Aeterna Zentaris, Inc., dated as of November 2, 2009.

10.18(1)	Lease Agreement by and between the Registrant and Kilroy Realty, L.P, dated as of December 31, 2009.

10.19(1)	Lease Agreement by and between the Registrant and Normandy Holdings, LLC, dated as of May 16, 2011.

10.20#(1)	License Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of September 10, 2009.

10.21#(1)	First Amendment to License Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of September 10, 2009.

10.22#(1)	Materials Supply Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of September 10, 2009.

10.23#(1)	First Amendment to the Materials Supply Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of May 27, 2011.

10.24#(1)	Supply Agreement by and between the Registrant and Gen-Probe Incorporated, dated as of May 27, 2011.

23.1	Consent of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm.

23.2	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature page).

*	To be filed by amendment
#	The Registrant intends to seek confidential treatment with respect to certain portions of this exhibit.
†	Denotes management compensation plan or contract.
(1)	Previously filed.